
WORLDWIDE IT PARTNER

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


07027643

October 22, 2007

Re: Atos Origin – File Number 082-04323

Ladies and Gentlemen:

Atos Origin, a corporation incorporated under and having its domicile in France and having its securities listed on the Euronext Paris Stock Exchange (the "Company"), hereby furnishes to you pursuant to Rule 12g3-2(b)(i) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") the enclosed information because we believe that our holders of record resident in the United States, determined in accordance with Rule 12g5-1 under the Exchange Act now exceed 300.

Attached hereto as Appendix A is a list identifying, since June 2007, the following documentation in English:

(A) information made public pursuant to the laws of France,

(B) information filed with the Euronext Paris Stock Exchange, and

(C) information distributed to the Company's security holders

As required by Rule 12g3-2(b)(i), we have indicated when and by whom such information is required to be made public, filed with the stock exchange or distributed to security holders.

The Company hereby also provides the following information:

- The estimated number of holders of our common stock resident in the United States is in excess of 300.
- We are currently unable to estimate the percentage of outstanding common stock held by residents in the United States
- We believe that most securities held by United States Resident's were acquired as a result of open market purchases.
- We have not made a public distribution of securities in the United States.

Atos Origin S.A.

Les Miroirs C
18, avenue d'Alsace
92926 Paris La Défense - France

Tél. : +33 (0)1 55 91 20 00
Fax : +33 (0)1 55 91 20 05
www.atosorigin.com

Siège Social :
Les Miroirs C, 18, avenue d'Alsace
92400 Courbevoie - France

S.A. à Directoire et Conseil de Surveillance au
capital de 67 624 976 euros - Siren : 323 623 603 RCS Nanterre
TVA intracommunautaire : FR 52 323 623 603

As required by Rule 12g3-2(b), English versions of each press release and all other communications or materials distributed directly to shareholders are available under Appendix A (as documents have been made available both in French and in English upon release by the Company). Accordingly, we have not attached a second copy of the documents as Appendix B.

Please note that all these information and documentation are also available, in English translation, by electronic access to our shareholders on our web site (www.atosorigin.com/investors).

If you have any questions or comments, please call the undersigned at 33(0)1.55.91.23.32.

Very truly yours,



Philippe GERMOND
Chairman of the Board

Enclosures

Appendix A

I. Information Made Public Pursuant to the Law of France.

Document	When Required to be Made Public
2007 Half-year report	Half-year accounts to be made public within 4 months of the half year
Declaration of share transfer made by Board members	Made public on 3 August 2007

II. Information Filed with Euronext Paris Stock Exchange.

Document	When Required to be Filed
None	

III. Information Distributed to the Company's Security Holders.

Document	When Required to be Distributed
Press releases in English	General information requirement : whenever an important event is taking place

- Atos Origin completes Beijng 2008 Olympic Games IT System Architecture on Schedule (3 July 2007)
- Go North East announces UK's first mobile ticketing service for buses with Atos Origin and Swiftpas Digital (4 July 2007)
- Atos Origin adds PayPal to its Secure Internet Processing Services (SIPS) platform (5 July 2007)
- Future of mobile payment hinges on bank and mobile operator collaboration, claims Atos Origin (6 July 2007)
- Increasing international competition presents Dutch lenders with major opportunities according to Atos Consulting research (10 July 2007)
- KPN and Atos Origin reinforce collaboration and renew outsourcing agreements (18 July 2007)
- Atos Origin signs contract with Catalent Pharma Solutions for outsourcing of IT infrastructure (25 July 2007)

- Bernard Bourigeaud announces that as of 1 October 2007 Philippe Germond will become Chairman of the Management Board of Atos Origin (1st August 2007)
- Atos Origin 2007 First Half Results (1st August 2007)
- Atos Origin continues to back aspiring, young British athletes (2 August 2007)
- Atos Origin delivers backup solution Sun Microsystems in Utility Services for increased customer flexibility (6 August 2007)
- Atos Origin launches pre-pay roaming top up and international pre-pay top up transfer solution (8 August 2007)
- Atos Origin completes secure and successful IT operations for the Pan American Games Rio 2007 (9 August 2007)
- New information management system for South Wales Police set up by Atos Origin (13 August 2007)
- Brewin Dolphin selects Atos Origin for hosting services (20 August 2007)
- Less than one year and counting Atos Origin keeps the IT on track for Beijing 2008 Olympic Games (21 August 2007)
- FCI outsources its Indian IT Operations to Atos Origin (27 August 2007)
- Dutch municipality of Almere signs agreement with Atos Origin to outsource IT infrastructure (4 September 2007)
- Quaestores signs three-year contract with Atos Origin for management and development of IT application landscape (10 September 2007)
- Monoprix to sell Mobile Phone Top-Ups at Cash Registers for France's Lading Mobile Phone Operators Using Atos Origin's e-Voucher Solution (12 September 2007)
- Atos Origin becomes a major player in Enterprise Content Management (13 September 2007)
- Publicis Net chooses Atos Origin to host a new Events Website (20 September 2007)
- TNT Express wins SAP EMEA Quality Award as it completes global roll-out with support from Atos Origin (24 September 2007)
- ChemChina and Atos Origin sign global strategic Partnership Framework Agreement (26 September 2007)
- Atos Origin supports high-jumper athlete Tia Hellebaut (27 September 2007)
- Atos Origin and Engineering in preliminary discussions concerning the operations of Atos Oriign in Italy (28 September 2007)

Appendix B

I. English Translations of Press Releases and other Distributions to Security Holders.

Not used.

II. Other translations.

Not used.

Atos Origin Completes Beijing 2008 Olympic Games IT System Architecture on Schedule – 03/07/07

Beijing, 3 July 2007 - Under the leadership of the Beijing 2008 Organizing Committee (BOCOG), Atos Origin, the Worldwide IT Partner for the Olympic Games, today announced it has completed the IT system architecture for the Beijing 2008 Olympic Games on schedule.

"Like the winning athletic performances, the success of the Olympic Games IT systems is determined years before through advanced planning and preparation," said Jeremy Hore, Beijing 2008 Chief Technology Integrator, Atos Origin. "Designing the Beijing 2008 system architecture is a very complex task and we are privileged to have the most advanced experts in this field with profound Olympic Games experience working on our team. Under BOCOG's leadership, the technology for the Beijing 2008 Olympic Games is making very good progress and we are pleased to be on schedule with the system architecture."

As the Worldwide IT Partner for the Olympic Games, Atos Origin designs, builds and operates the vast IT system that relays the event results and athlete information to spectators and media around the world in real-time during live competition. The company has integrated, managed and secured the IT systems for the previous three Olympic Games (Salt Lake City 2002, Athens 2004 and Torino 2006).

The Olympic Games IT system architecture defines the relationships between the Olympic Games IT systems and the massive technical infrastructure required to deliver real-time competition results to the world.

This comprehensive technical infrastructure will link together more than 60 competition and non-competition venues across China, consisting of more than 900 servers, 7000 PCs and 1000 network & security devices. The system architecture provides BOCOG a blueprint for the selection and implementation of proven hardware, software and network components. The blueprint must be completed well over a year in advance of competition to meet the rigorous implementation and multiple testing scenario phases that follow to ensure the IT systems are fully functional. Atos Origin works closely with Beijing 2008 technology partners such as Lenovo, China Netcom and China Mobile to implement and support the games IT infrastructure.

The IT system architecture presented by Atos Origin to BOCOG encompasses three main foundations: **business continuity, data networking** and **security**.

Business continuity – BOCOG and Atos Origin have one chance to get it right; therefore they must deliver the highest level of reliability and availability of services. For the Games, which covers 17 days for approximately 18 hours per day, dedicated IT systems and technical solutions must be designed to achieve the following:

- Protect against data corruption and data deletion
- Provide high availability of applications to eliminate any single point of failure in the architecture through elaborate redundancies
- Guarantee a quick and safe information recovery process
-

Data networking: The basis of the technical infrastructure for the Olympic Games is the data network. Based on security and quality of service levels the Real-Time Competition Network supports all mission-critical applications deployed during the testing and operation of the Olympic Games applications and the related IT system and operational services. In order to conform to the security, availability and performance criteria of BOCOG and past Olympic Games performances, Atos Origin has designed a closed, isolated network that is deployed 36 months before the Games.

IT security: Few things are more important than the hard earned results of a lifetime of training on the global stage. The recording of the sub seconds to the judge's scores must be protected with the most sophisticated yet proven solutions. Atos Origin is responsible for the IT systems, infrastructure and networks that protect the best each nation's athletes offer the world. IT security ensures accurate, real-time delivery of competition results to billions of people around the world and protects the Games IT infrastructure against uncontrolled phenomena that may impact the operation of the Games.

"We are pleased to be working with such an experienced IT partner as Atos Origin," said Yang Yichun, Director of BOCOG Technology. "The major focus of developing this critical system architecture is not only to understand the frameworks of the past, but more importantly to adapt to a larger and more complex Beijing operations. Atos Origin's system architecture milestone lays the groundwork for the implementation and testing phases that will ensure everything is in place well before the athletes, media and spectators arrive."

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports-related IT contract covering: Salt Lake City in 2002 (operating as SchlumbergerSema); Athens in 2004; Torino in 2006; Beijing in 2008; Vancouver in 2010; and London in 2012. Atos Origin has primary responsibility for Information Technology, relating to IT consulting, systems integration, operations management, information security and software applications development for the Olympic Games.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:

Marie-Tatiana Collombert
Phone: + 33 1 55 91 26 33
Email: marie-tatiana.collombert@atosorigin.com

Michelle Liu
Phone: +86 10 6437-6668
Email: michelle.liu@atosorigin.com

Go North East announces UK's first mobile ticketing service for buses with Atos Origin and Swiftpass Digital – 04/07/07

System is first implementation of new white-label mobile payment service from Atos Worldline

London, 4 July 2007 - Go North East, the region's leading bus operator, has named a partnership between Atos Origin, an international IT sservices company and Swiftpass Digital, a leading innovator in mobile ticketing software, as its preferred supplier to manage a new mobile ticketing service that is set to make paper ticketing a thing of the past. The new service, which is expected to be launched in the autumn, will allow passengers to securely purchase bus tickets using their mobile phone.

The mobile ticketing system, to be implemented by Go North East using software created by leading mobile ticketing technology specialists Swiftpass, is the first implementation of Atos Worldline's, new white-label service, Atos Worldline Mobile Payment. The system allows businesses to capitalise on the ubiquity of the mobile phone by providing a paperless ticket and an interface that turns the device into a secure, convenient and easy-to-use payment method.

To use the new mobile ticketing service, Go North East passengers will simply register online and arrange for sufficient funds to be banked or credited to their online account. When they reach the bus stop, they text a supplied dedicated short code number to their account and, as long as they have sufficient funds, a barcode ticket is instantly sent to their mobile phone using software created by partner Swiftpass. Once on board, the passenger will either show the mobile phone screen to the bus driver or where installed, to the barcode reader, in order to validate the ticket.

"'Our work with Atos Origin and Swiftpass Digital is further demonstration of our commitment to delivering the best in modern accessible public transport to the north east market, and will be the first such bus ticketing service to market in the UK," said Martin Harris, Commercial Director at Go-North East.

The Atos Worldline Mobile Payment solution can be used by almost any consumer facing business. It is particularly useful for cinema tickets; travel tickets; theme park tickets; theatre tickets; fast food; taxis; and online auction bidding. The service is branded with the business' own logo, promoting loyalty and confidence among consumers that they are dealing with a secure and trusted brand.

Businesses are charged per transaction for the Atos Worldline mobile payment service, ensuring initial upfront investment, risk and long-term financial risk are kept to a minimum. It can be integrated with other advanced mobile services, such as bar-code ticketing and mobile e-vouchers, allowing the business to offer a personalised and added-value service to its customers.

Tony Lacy, head of business development for transport, Atos Origin, comments: "Our new solution is a huge step forward for the mobile payment market. It puts businesses in a win-win situation – they are able to generate additional revenue from mobile payments without having to take any risks in terms of initial or ongoing investment. And because the service is white-labelled, it actually deepens the consumer's relationship with the brand."

About Swiftpass
Founded in 2004, UK-based Swiftpass is a leading worldwide provider of end to end mobile ticketing solutions to a range of sectors including sport, travel, leisure and entertainment.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. On December 7th 2006, Atos Origin announced the acquisition of Banksys and Bank Card Company (BCC), creating a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

For more information, please contact:

Malini Majithia
Carrot Communications
020 7386 4855/07914 014145
malini.majithia@carrotcomms.co.uk

Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Karen White
tel 0117 9073400
karen@jbp.co.uk

Atos Origin adds PayPal to its Secure Internet Processing Services (SIPS) platform – 05/07/07

Paris, July 5, 2007 - Atos Worldline, an Atos Origin company, has included PayPal in its Secure Internet Processing Services (SIPS*) platform. With this partnership, Europe's leading online payment processor gives SIPS-equipped commercial sites the ability to offer PayPal in their payment options. There are some 35 million PayPal account members in Europe.

Atos Worldline has provided Internet payment solutions for more than ten years and is constantly upgrading its online payment platform. Atos Worldline offers its 13,000 SIPS-equipped clients an ever-growing range of payment options while guaranteeing optimal security, ergonomics and speed.

Because growth in Internet sales is closely linked to the variety and reliability of payment options available to online shoppers, Atos Worldline has included PayPal in its SIPS platform. This gives e-merchants the possibility of offering PayPal alongside private label cards, credit cards, online credit, traditional payment cards and other solutions. With five million accounts open in France, more than one out of four web shoppers use PayPal.

To guarantee the partnership's success, Atos Worldline focused on ensuring quick integration of PayPal into SIPS and smooth management of related transactions. PayPal opens easily without affecting the merchant site's ergonomics. All payments made through PayPal are integrated in the merchant's transaction management system in the same way as other payment methods supported by SIPS.

Nicolas Aubin, CIO of Aquarelle.com, the first e-merchant to offer PayPal in SIPS payment solution, commented on his site's experience:
"PayPal has been available on our SIPS platform since May 16. Integrating PayPal took just a day, testing included. In two and a half weeks, Aquarelle.com recorded 1,250 PayPal transactions. We were astounded. Just a few months ago, we thought that PayPal wasn't very widely used in France, but the results proved that, on the contrary, it is very popular with French online shoppers."

* French leader since 1996, Atos Worldline SIPS (Secure Internet Processing Services) solution is a comprehensive on line payment solution. SIPS secures e-commerce as well as mail order and telesales. With over 13,000 equipped e-commerce sites in Europe, SIPS handles more than 8 million of transactions per month. PCI DSS certified by Visa & MasterCard since February 2006, SIPS offers a service with one of the highest levels of security currently available (data protection, SSL, secured servers, PCI D).
Further information on: www.sips.atosorigin.com

About PayPal
Founded in 1998, PayPal, an eBay company, enables any individual or business with an email address to send and receive payments online securely and easily using a bank account, credit card or stored balance. Because PayPal allows customers to shop online without sharing their financial information with merchants, privacy is built into the service. PayPal has nearly 143 million accounts and is available to users in 190 markets around the world.
More information about the company can be found at https://www.paypal.fr

About Aquarelle
In 1997, François and Henri de Maublanc combined their shared passion for flowers and new technologies by opening Aquarelle.com on the Internet. The Aquarelle brand had already been in existence for ten years through a network of flower shops in Paris and the rest of France. Unlike sites that transmit floral orders, Aquarelle.com prepares exactly the same bouquet presented online. In just a few years, Aquarelle.com has become the European leader in online flower sales through its seven sites in France, other European countries and the United States.
www.aquarelle.com

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in

40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of high-volume electronic transactions, specialised in end-to-end payment services – issuing, acquiring and developing payment technology solutions – card processing, CRM and eServices (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. In December 2006, the acquisition of Banksys and Bank Card Company (BCC) has been contributing to create a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

For more information, please contact:
Anne-Marie Capilla
Tel. +33 (0) 1 55 91 20 52
e-mail: anne-marie.capilla@atosorigin.com

Future of mobile payment hinges on bank and mobile operator collaboration, claims Atos Origin – 06/07/07

Paris / London, 6 July 2007 - Banks and mobile operators must collaborate to secure the long-term future of mobile payment, according to a new whitepaper from Atos Origin. The report, entitled ***Breakthroughs in the European Mobile Payments Market***, asserts that only through co-operation and joint initiatives will banks and mobile operators be able to offer consumers a compelling, secure and easy-to-use solution. The paper argues that stakeholders will also be able to offset the significant product development and marketing costs by pooling resources.

"Despite many initiatives and projects undertaken to develop mobile payment solutions, nothing compelling has emerged, until now," said Cees de Jong, senior vice president, global markets development and operations at Atos Origin. "Thanks to technological advances and new regulations, the time is now right. "Consumers are changing in their attitude to what a mobile phone can do, and mobile phones are changing to make those things easy to do. Our latest white paper states that the opportunities in the mobile remote payment market are there for the taking not just for mobile operators, but also for the internet giants, banks and other new entrants."

Short term outlook – remote mobile payment
In the immediacy, opportunities in the mobile remote payment market are there for the taking – not just for mobile operators, but also for the internet giants, banks and other new entrants. Revenue opportunities exist beyond mobile content; remote payment can be used for other applications, such as pre-paid top-up, electronic bill payment, mPOS, international fund transfer and for making online payments.

Mid-term outlook – remote/proximity mobile payment convergence
The report also outlines how, in the mid term, convergence will have a significant impact on mobile payment, and explains how and why mobile remote payment technology and near field communication (NFC) proximity technology will be soon be complementary. A good example of this is mobile ticketing: using a remote mobile payment service, consumers will be able to buy and download an m-ticket on their mobile phone, before gaining entry by swiping the handset over an NFC-enabled gate or barrier.

Long-term outlook – NFC contactless technology
However, it is NFC contactless technology, and collaboration between banks and mobile operators, that will really determine the long-term future of mobile payment.
NFC contactless payment is a huge prospect because it addresses both the cash and cards payment markets. However, it will take some years before it becomes a reality – standardisation and business model issues need to be resolved. This can only be achieved through strong collaboration between stakeholders, including mobile operators, banks and retailers. Without this collaboration, rival solutions and technologies could proliferate, which could inhibit the adoption of mobile payment solutions.

Collaboration or Competition?
The paper also highlights the strategies that could emerge and disrupt the development of mobile payment. These could come from telecoms companies, which could provide a quintuple play service – m-payment plus Internet, telephony, TV and mobile.

Non-telecoms companies, such as banks or retailers, which already offer financial/loyalty cards and mobile services to their customers through MVNO agreements, could offer a 'killer bundle', including a mobile handset and m-payment tools.

Conference call
Atos Origin is also hosting a Breakthroughs in the European Mobile Payments Market conference call, taking place on 6 July at 10am UK/11:00h CET. If you would like to register for the conference call, please contact Malini Majithia on +44 20 7386 4863.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in

40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Origin is one of the key players in the European Telecom and Finance arena with revenues in these sectors of more than €1.6 billion and over 20 years experience. Through the expertise of Atos Worldline, a major European player in the processing of large-volume electronic transactions, Atos Consulting and the systems integration and managed operations capability of Atos Origin, the company helps over 350 customers around the world with complex telecom and finance projects.

For more information, please contact:

Carrot Communications
Majithia
+44 20 7386 4863
malini.majithia@carrotcomms.co.uk

Atos Origin
Caroline Crouch
+44 20 7830 4233
caroline.crouch@atosorigin.com

Jose de Vries
+31 6 30 27 26 11
jose.devries@atosorigin.com

Increasing international competition presents Dutch lenders with major opportunities according to Atos Consulting research – 10/07/07

Atos Consulting advises Dutch banks to operate 'aggressively'

Utrecht, 10 July 2007 - Atos Consulting, the business consultancy arm of Atos Origin, foresees major opportunities for Dutch lenders offering consumer credit now that the European market is being increasingly liberalised.

"Dutch lenders do not need to be concerned about the arrival of foreign lenders on the Dutch market, but should instead prepare to take advantage of a marketing opportunity", says Edy Kikken, Principal Consultant Financial Services at Atos Consulting. "Dutch participants in the market are in such a good position that they can actually benefit from free access to the European market."

The consumer credit market is characterised by high volumes and low margins. Overall, consumer credit in the EU amounts to some 900 billion euros. Only 1 per cent of this total was arranged with a foreign lender. Now that the rules for concluding consumer loans are being increasingly levelled out internationally, European consumers will be less wary of taking the plunge with foreign partners. The supervision provided by national supervisory authorities to ensure that new entrants to the market are supplying consumers with reliable information will also do a great deal to reassure customers.

Atos Consulting is convinced that the elimination of borders and the introduction of unambiguous rules in the field of consumer loans offer Dutch lenders great opportunities. "New European rules are making international lending easier. In the context of internationalisation, Dutch lenders have an enormous advantage because they have their back-office processes in place. This means that the foundations have been laid for a foreign venture, and it is easy for a transformation process to be realised. A sophisticated internet-based marketing policy can then be utilised to introduce, on a foreign market, a new brand that inspires confidence", says Kikken.

Moreover, according to Kikken, Dutch lenders are operating out of a protected Dutch market. "The Dutch government is trying to take the consumer's part by discouraging too much lending. This worsens the conditions under which international lenders can come onto the Dutch market. So since our own house is in order and our market is protected, it seems to me that an aggressive foreign strategy is appropriate."

When Dutch lenders enter a foreign market, care will need to be taken in buying in core processes and/or functions locally. In the opinion of Atos Consulting, this relates, for example, to credit scoring (consumer risk analysis), and settlement of collection and debts in the event of (impending) consumer default. In addition, with a market that is operating more internationally in the field of credit records, a great deal still needs to be done to ensure that lenders have a clear insight into the overall credit raised in various countries in order to prevent consumers from exceeding overdraft facilities.

All in all, Atos Consulting advises Dutch lenders to embrace the liberalisation of the European consumer lending market. This view is shared by Ernst Siegert, Executive Consultant Financial Services at Atos Consulting, who also says, "They should be able to operate much more aggressively in it". He advises Dutch market participants to concentrate on the internet route (direct selling) and affinity groups, groups of like-minded consumers who need to be approached with a clear, market-oriented offer. Here, for example, one might think of allowing membership cooperatives a reduction in interest. Siegert: "Or of approaching certain sectors of industry that take the plunge with a specific lender, such as healthcare, a sector in which consumption is increasing."

Siegert: "If you opt for a sophisticated service concept and brand policy for specific market segments, with the backing of a strong parent company you can take advantage of local markets. Dutch banks are already doing this on their own market, but can also do very well on international markets in this way. Look at how ING Direct has acquired a firm foothold in the United States. ING took full advantage of its good name and reputation to establish itself in a new market."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Atos Consulting
Atos Consulting, the global consulting practice of Atos Origin, is a leading provider of business, process and technology consulting services. With more than 2,500 staff globally, it focuses on delivering proven, pragmatic solutions to the telecom, manufacturing, financial services and public sectors.

For more information:

Marianne Hewlett
+31 30 299 50 07
marianne.hewlett@atosorigin.com

José de Vries
+31 6 30 27 26 11
jose.devries@atosorigin.com

KPN and Atos Origin reinforce collaboration and renew outsourcing agreements – 18/07/07

Utrecht, 18 July 2007 - KPN and Atos Origin, an international IT services company, have signed Heads of Agreement and Letters of Intent redefining their relationship in The Netherlands in order to reflect the changes in KPN's strategy. Atos Origin will continue to deliver most of the current services to KPN and the contracts will be extended with a minimum duration of 3 years. The relationships with E-Plus in Germany and BASE in Belgium are not altered by the new agreements and remain in place.

Atos Origin and KPN have an extensive outsourcing and IT services relationship dating back to 2001. Atos Origin performs datacenter services, end user services, system integration services, consultancy and application maintenance services for KPN in The Netherlands, Germany and Belgium.

Atos Origin and KPN have agreed that Atos Origin will continue to perform application maintenance and enhancement services for KPN on the current application portfolio. KPN has selected Atos Origin as its sole System Integrator for Enterprise Application Integration and for Delivery Orchestration.

Atos Origin and KPN will continue their day to day collaboration for datacenter services as usual. Since it is now KPN's strategy to be a leading supplier in the Dutch market for infrastructural services including housing and hosting, Atos Origin will transfer three of its six datacenter sites in the Netherlands back to KPN. The transfer is in line with Atos Origin's datacenter strategy, aiming to consolidate its existing datacenters into high availability main sites in the Netherlands and other key countries. The agreement with KPN will have no impact for Atos Origin customers whose high level services will continue to be delivered by Atos Origin.

KPN has also entered the market for workspace services. A logical consequence of this strategy is that Atos Origin and KPN have agreed that, after a period of transition, KPN will insource end user services currently provided by Atos Origin.

The new agreements do not cause any transfer of personnel between the two companies and no restructuring consequences on Atos Origin employees thanks to the continued datacenter services to KPN and increased demand with other customers.

"KPN is a very different company from what it was in 2001. We are pleased that we have found a way to continue our longstanding relationship with Atos Origin and at the same time expand our capabilities as an ICT services supplier in The Netherlands" says Marcel Smits, CFO of KPN. "We are looking forward to a renewed and invigorated relationship with Atos Origin."

"These agreements show that we are capable of building long-term relationships that span several outsourcing cycles. Releasing control over 3 of our 6 datacenters in The Netherlands fits well with our 3O3 transformation plan." comments Wilbert Kieboom, Senior Executive Vice President Operations at Atos Origin. KPN has been and will continue to be one of our largest accounts. The telecommunications industry is one of our key industry markets and the Netherlands is one of our largest geographical markets. We will continue to leverage our relationship with KPN in these markets."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
José de Vries, Tel : +31 6 30 27 26 11, jose.devries@atosorigin.com

Contact for Investors:
Gilles Arditti, Tel: +33 1 55 91 28 83, gilles.arditti@atosorigin.com

Contact
Atos Origin
Global Public Relations Office
+33 1 55 91 26 62

Atos Origin signs contract with Catalent Pharma Solutions for outsourcing of IT infrastructure – 25/07/07

Houston, 25 July 2007 - Atos Origin, an international IT services company, signed a five-year agreement with Catalent Pharma Solutions, a leading provider of advanced technologies and outsourced manufacturing and packaging services to the global pharmaceutical and biotechnology industry. Atos Origin will provide data center services–including a new email environment, help desk support, and server and security administration. More than 10,000 Catalent users around the world will be supported by the new infrastructure.

Atos Origin was chosen as the implementation partner for Catalent Pharma Solutions because of its tailored solutions, cultural fit and ability to execute the immediate and strategic needs for managed operations support.

Several Atos Origin North America locations will be involved in the project. Data center hosting and global email will be provided by the primary data center in Arlington, Texas. Help desk support will be sourced out of the newly upgraded service center in Houston, Texas. End user support will be provided via remote support from the Atos Origin Technical Competency Center located in Houston in combination with onsite personnel at the various Catalent sites in the U.S.

Paul Stewart, Executive Vice President and CEO of Atos Origin North America explains: "As a true global leader in IT services, we have been entrusted with managing mission-critical environments for such entities as the Olympic Games and global customers such as Akzo Nobel, Philips, Schlumberger, and Columbia House. We are elated to add Catalent Pharma Solutions to our key account list and will deliver best-in-class services."

Roy Satchell, CIO at Catalent Pharma Solutions concludes: "As a newly independent company, Catalent is looking forward to a long-term and mutually beneficial relationship with Atos Origin that operates in a spirit of partnership. We believe Atos Origin is a technology service provider that can bring us significant value throughout the course of the relationship."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

For more information:

Rachel Bankston
+1 713-513-3203
Rachel.bankston@atosorigin.com

José de Vries
+31 6 30 27 26 11
jose.devries@atosorigin.com

Contact
Atos Origin
Global Public Relations Office
+33 1 55 91 26 62

Bernard Bourigeaud announces that as of 1 October 2007 Philippe Germond will become Chairman of the Management Board of Atos Origin – 01/08/07

Paris, 1 August 2007 - Following 12 June announcement and in agreement with the Supervisory Board, Bernard Bourigeaud, Atos Origin Chairman of the Management Board and CEO, announces that as of 1 October 2007 Philippe Germond will become Chairman of the Management Board and CEO of the Group. Bernard Bourigeaud will remain in the Group until 31 December 2007 in order to ensure a smooth transition.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press contact

Marie-Tatiana Collombert,
Tel: +33 (0) 1 55 91 26 33,
marie-tatiana.collombert@atosorigin.com

Investor contact

Gilles Arditti,
Tel. : +33 (0) 1 55 91 28 83,
gilles.arditti@atosorigin.com

Atos Origin 2007 First Half Results – 01/08/07

- • 2007 H1 revenues up +7.2%
- • Operating margin at EUR 118 million and 4.1 % of revenues
- • Transformation Plan progressing steadily

Paris, 1 August 2007 - Atos Origin, an international information technology services company, today announced its 2007 first half results.

EUR million	H1 2007	H1 2006
Revenues	2,890	2,696
Operating Margin	118	133
% revenues	*4,1%*	*4,9%*
Operating Income	108	59
Net income Group share	57	10

Revenues
The Group achieved consolidated revenues of **EUR 2,890 million** in H1 2007, up by **+7.2%** compared to H1 2006 in line with expectations.

At constant scope and exchange rates, revenues organic growth was +2.7%. The services revenues growth excluding purchases for re-selling was +10.1 %, representing an organic growth of +6.0%.

Consulting saw a decrease in revenues of -6.5% mainly coming from the down-sizing of the operations engaged in Q4 2006 in the United Kingdom. However the utilization rate grew by +4 points between H2 2006 and H1 2007 in the United Kingdom.
While The Netherlands revenues were stable, Iberia and Belgium continued to develop, both achieving strong organic growth. France remained affected by volume capacity and a new CEO was hired and took over the Consulting division last May.

Revenues in Systems Integration saw organic growth of +3.9% driven by The Netherlands, Germany and Belgium with +6%, Spain at +11%, Americas, Mediterranean countries and Asia Pacific above +20%, while revenues were stable in France.
Revenue decreased in the United Kingdom and Italy as the result of restructuring initiated in 2006.

Managed Operations achieved organic growth of +3.1%, with all the large territories progressing except the United Kingdom affected for the last time by the Metropolitan Police contract. This will be compensated as of H2 2007 by the new large contracts which were ramping up in H1 2007.
Atos Worldline continued to develop satisfactorily and the integration of Banksys is well underway.

Operating margin
In H1 2007 the operating margin reached EUR 118 million at 4.1 % of the revenues (EUR 129 million before costs of Transformation Plan) compared to EUR 133 million in H1 2006.
Excluding Transformation costs, the operating margin rate is 4.5% above 4.2% reached in H2 2006 showing effects of the actions launched. A progressive improvement was observed as the operating margin rate increased by more than one point between Q1 and Q2 2007.

Operating income and net income
The operating income reached EUR 108 million after reorganisation and rationalisation charges for EUR 29 million mainly in Italy and in the United Kingdom and a EUR 22 million gain on disposal mainly for the Actis EDI business in Germany.

The net income group share reached EUR 57 million compared with EUR 10 million last year.

Cash Flow

The net debt was at EUR 509 million at the end of June 2007. As anticipated, the level of capital expenditure was EUR 169 million due to start up investment for more than EUR 50 million related to new contracts signed in H2 2006 in Managed Operations, to the consolidation of mainframe and data centres in line with the execution of the Transformation Plan for EUR 20 million, and to the financing policy of the Group to replace operating lease by capital investments.
The full capital expenditure level expected for the total year 2007 is maintained at 4.6% of the revenues.
The impact on cash flow from the increase of capital expenditure in H1 2007 was mitigated by a strong action of the Group to diminish change in working capital, which seasonal increase in the first half of the year was reduced by half compared to H1 2006.

3O3 Transfomation Plan:
The 3O3 Transformation Plan launched in February this year and focused on 7 initiatives is now divided into more than 70 projects involving all the countries of Atos Origin.
During H1 2007 with a very strong internal involvement, the Transformation Plan has already achieved a number of overall measurable results in each initiative including:

- the opening of Atos University Sales & Markets,
- the choice of common industrialization tools, processes and organization for all countries,
- the implementation of a new governance model in India,
- the start of an aggressive recruitment campaign for offshoring, doubling our monthly net additions in India from January 07 to June 07,
- the launch of an adaptation plan for 700 staff in System Integration France,
- the acceleration of consolidation of mainframe activities into one centre in Germany, and the closing of such centre in Italy,
- the closing of two data centres, three other centres preparing to close,
- specific global purchasing projects launched on 5 priority categories to provide quick wins.

Outlook 2007
The Group confirms the objective of revenues top line growth at +8.5%.
The Group reached an operating margin rate of 4.5% before Transformation Plan during the first half of 2007 and maintains the objective to be above the 4.6% reached in 2006.
The objectives for 2007 are confirmed despite the announcement on 25 July 2007 by the British Department of Health that the diagnostics services contract with Atos Origin is terminated.
2007 will pave the way to 2009, with a confirmation of our objective to double the operating margin in absolute value in 2009 compared to 2006.

A webcast in english will be held at 11:00 CET

The 2007 half-year report in English will be available on our web site in the afternoon

Forthcoming announcement

15th November 2007	Third quarter 2007 revenues announcement

Disclaimer
The document contains further forward-looking statements that involve risks and uncertainties concerning the Group's expected growth and profitability in the future. Actual events or results may differ from those described in this document due to a number of risks and uncertainties that are described within the 2006 annual report filed with the Autorités des Marchés Financiers (AMF) on 6 April 2007 as a Document de Référence under the registration number: D07-302.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press contact:
Marie-Tatiana Collombert,
Tel. : +33 (0) 1 55 91 26 33,
marie-tatiana.collombert@atosorigin.com

Investor contact :
Gilles Arditti,
Tel. : +33 (0) 1 55 91 28 83,
gilles.arditti@atosorigin.com

APPENDIX

Revenues organic growth

EUR million	H1 2007	H1 2006	% Change
Reported first half revenues	**2,890**	**2,696**	**+7.2%**
Acquisitions	(136)		
Disposals		(10)	
Currency translation and other		(4)	
Organic revenues growth	2,754	2,681	+2.7%

Revenues by service line

EUR million	H1 2007	H1 2006	% Change reported	% Change organic
Consulting	189	206	-8.4%	-6.5%
Systems Integration	1,186	1,131	+3.3%	+3.9%
Managed Operations	1,533	1,359	+12.8%	+3.1%
Total group revenues	2,890	2,696	+7.2%	+2.7%

Revenues and operating margin by geographical area

In € Million	Revenue			Operating Margin
	H1 2007	H1 2006	% Organic growth (*)	H1 2007
France	807	809	-0.3%	33.5
United Kingdom	528	541	-4.2%	[illegible]
The Netherlands	548	519	+5.6%	56.3
Germany + Central Europe	293	289	[illegible]	24.5
Rest of EMEA	323	316	[illegible]	[illegible]
Americas	118	98	[illegible]	[illegible]

Asia	74	65	9.8%	[illegible]
Corporate				(38.2)
Total Group before costs of Transformation Plan	2,890	2,696	+2.7%	129.3
Transformation Plan operating costs				[illegible]
Total Group after costs of Transformation Plan	2,890	2,696	+2.7%	[illegible]

(*) Organic growth at constant scope and exchange rates

Atos Origin continues to back aspiring, young British athletes – 02/08/07

Through its 'Olympic Champions and Challengers Bursary' scheme

London, 2 August, 2007 - Atos Origin, the Worldwide IT Partner for the Olympic Games and international IT services company, has announced phase two in its programme of long-term financial support for UK sporting hopefuls in the run up to the Olympic and Paralympic Games in Beijing (2008), Vancouver (2010) and London (2012).

The 'Olympic Champions and Challengers Bursary' scheme, developed with the support of the British Olympic Association (BOA), was started in 2005 to offer support to young athletes who are the rising stars in their field. The scheme, in which Atos Origin customers are welcome to get involved and many have chosen to do so, helps young athletes with practical initiatives such as buying kit (both clothing and equipment), paying training costs and funding competition expenses.

Twelve Team GB athletes have worked with Atos Origin as Champions for the scheme (including Colin Jackson this year), who, in turn, select a young 'Challenger' who they feel is particularly deserving of backing in their sport, to participate in the scheme.

In addition to the scheme, Atos Origin has just started sponsoring Olympic silver medallist (Athens 2004) Leon Taylor, one of the world's top platform synchronised divers. He joins other Atos Origin backed athletes: Georgina Harland (modern pentathlete); Adam Pengilly (bob skeleton athlete); and Danny Crates (Paralympic 800m champion).

Taylor has also selected a challenger to join the Olympic Champions and Challengers Bursary scheme and benefit from Atos Origin's support: 16-year old Callum Johnstone, a student from Leeds and a platform diver silver medallist in the European junior championships in 2006.

Financial support for rising athletes is crucial to their potential success at future Olympic Games, says Leon Taylor. "It's really important that we support these young athletes. Their talent is what inspires their peers to follow their aspirations and dreams, and fight to be top of their game not just in sports, but in all other fields. Across society, we all benefit from supporting rising talent – it gives hope and ambition to the next generation."

Keith Wilman, UK CEO Atos Origin, says: "We've always believed that investing in future generations has to be the single most important thing a business can do. We're investing in our own future by backing people with drive, talent and ambition. Success in any major sporting event, particularly the Olympics Games, leads to a sense of national achievement – the knock-on effect of which is felt across all areas of life, including business."

"These young athletes are a key part of the future of Team GB," says Simon Clegg, BOA Chief Executive. "The support they receive from partners, like Atos Origin, is crucial if they are to achieve their aspirations for future Olympic Games success."

The bursary scheme forms one strand of Atos Origin UK Community Relations programme. Other aspects of the programme include volunteering, payroll giving, charitable donations, sponsorships and a programme of events to further its work as a responsible corporation.

Phase two of Atos Origin-backed champions and challengers includes the following athletes:

	Champion	Challenger
Bob Skeleton	**Adam Pengilly** 8th position Torino 2006 Olympic Winter Games Silver World University Winter Games – Igls, Austria, January 2005	**Justin Marks (01.12.85)** Holds one of eight places on Performance Development Squad

	Current holder of 5th position in World Cup rankings	
Athletics	**Colin Jackson** Gold – European Championships – 2002 Munich 110m Hurdles Gold- World Championships – 1999 Seville 110m Hurdles Silver – Seoul Olympic Games 1988 110m Hurdles	**Craig Pickering (1.10.86)** 23rd June 2007 – won Men's 100m at the 2007 European Cup in Munich, with a personal best of 10.15 secs 15 July 2007 - part of the winning 4x100m relay team at European U23 Athletics Championships in Finland. Silver, 60m, European Indoor Athletics Championships 2007
Badminton	**Nathan Robertson** Gold – World Championships 2006 Madrid Mixed Doubles Silver – 2004 Athens Olympics – Mixed Doubles	**Chris Adcock (27.4.89)** Ranked Junior No 1 National Champion in Singles, Doubles and Mixed (U13 and U15) Danish Cup 2006 – Gold (doubles)
Rowing	**Tim Foster** Gold – Sydney 2000 – Coxless Fours Bronze – Atlanta 1996 – Coxless Fours	**Nathanial Reilly-O'Donnell (13.4.88)** 2006 Gold Medallist, Junior World Championships, Munich 2007 Double medal winner at Australian Youth Olympic Festival
Diving	Leon Taylor Athens Olympics 2004 – Silver medallist, 10m Synchronised 2005 World Championships –Bronze medallist, 10m Synchronised; 6th 10m individual 2005 World Grand Prix US – Gold 10m individual	**Callum Johnstone (12.10.90)** 2007 British Champion Synchronised 10m Platform 2006 European Junior Championships – Silver medallist in 10m platform; bronze in 3m synchronised 2006 European Championships – 6th in 10m synchronised 2006 Commonwealth Games – bronze in 10m synchronised

They join those athletes backed as part of phase one of the scheme:

	Champion	Challenger
Athletics	**Linford Christie:** 100m Silver (1988), 100m Gold (1992)	**Harry Aikines-Aryeetey (29.8.88)** Gold at 2005 World Youth Championships 2005 BBC Young Sports

		Personality of the Year 2006 Junior World Champion, 100m
Cycling	**Jason Queally:** Gold, 1km time trail and Silver, Team Sprint, Sydney 2000 Olympic Games	**Andy Tennant (9.3.87)** 2005 World Junior Individual Pursuit Champion 2006 European U23 Team Pursuit Gold 2006 Team England Commonwealth Games 2006 Sydney World Cup – Bronze medal, Team Pursuit
Modern Pentathlon	**Georgina Harland:** Bronze Medal, Athens 2004 Olympic Games	**Nick Woodbridge (1.7.86.)** 2004 World Youth Champion 2006 World Cup Series – Bronze medal, Mexico 2007 World Cup series – Bronze Medal, Poland
Paralympic Athletics	**Danny Crates:** Gold, 800m,, Athens 2004 Bronze 400m, Sydney 2000	**Samuel Scott (16)** Gold at IWAS World Championships (Discus and Javelin) For seated shotputt he won gold and claimed a new British, European and World Record at the 2006 UK Schools Championships in Glasgow.
Sailing	**Shirley Robertson:** Gold, Sydney 2000 Gold, Athens 2004	**Charlotte Dobson (5.6.86)** 10th, 2007 World Championships in Laser Radial (leading British competitor)
Skiing	**Konrad Bartelski:** 12th, Downhill, 1908 Olympic Games, Lake Placid	**Jan-Michael Kochalski (18.1.86)** 2007 Belgian Open Championships, Gold, Super G
Swimming	**Steve Parry:** Bronze, 200m Butterfly, Athens 2004	**Francesca Halsall (12.4.90)** Gold Medals at 2006 European Junior Championships – 50m Free, 100m Free and 4 x 100m Freestyle Relay 2006 European Championships – Gold, 4 x 100m Medley Relay 2006 Commonwealth Games – Silver, 4 x 100m Freestyle Relay, Silver, 4 x 100m Medley Relay

Atos Origin delivers backup solution Sun Microsystems in Utility Services for increased customer flexibility – 06/08/07

Utility Based Computing Platform expanded with backup, restore and archiving

Amersfoort, Utrecht, 6 August 2007 - Atos Origin, an international IT services company, and Sun Microsystems have signed an agreement that enables Atos Origin to offer end-to-end Sun Utility Based Backup, Restore and Archiving solutions. Thanks to this collaboration, Atos Origin now offers an even stronger portfolio that consist of a range of IT solutions that can be provided entirely on demand so that customers only pay for actual use of available capacity. Sun supplies the IT hardware infrastructure in disks and tapes, backup, restore and archiving software to manage the environment.

The collaboration with Sun is part of a broader Utility Based Computing approach, in which Atos Origin cooperates with a select group of partners. Atos Origin and Sun have agreed on the provision of so-called secondary storage solutions.

Louwke van der Steen, Director Business Development at Atos Origin in The Netherlands says: "The Sun Microsystems systems and approach seamlessly integrate into our strategy of offering a true utility-based computing solution based on open standards. We are convinced that we can further improve our market positioning with this IT utility system."

Sun also strongly believes in utility-based computing. Edo Huizinga, Account Executive at Sun Microsystems concludes: "Clients now have guaranteed availability, without having to worry about all the different kinds of data protection. Outsourcing these services results in lower investments and operational costs that are easy to budget. Many service providers are talking about it, but Atos Origin is actually doing it. The Sun solution is an important part of this system."

About Sun Microsystems
A singular vision –"The Network is The Computer" – guides Sun in the development of technologies that power the world's most important markets. Sun's philosophy of sharing innovation and building communities is at the forefront of the next wave of computing: the Participation Age. Sun can be found in more than 100 countries and on the web at http://www.sun.com

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for further information:

Sun Microsystems
Guus Vossenaar
+31 6 53 15 63 23
Gustaaf.vossenaar@sun.com

Atos Origin
Jose de Vries
+31 6 30 27 26 11
jose.devries@atosorigin.com

Atos Origin launches pre-pay roaming top up and international pre-pay top up transfer solution – 08/08/07

Paris, London, 8 August 2007 - Pre-pay roaming top ups and international pre-pay top up transfers are now a reality, thanks to Global Recharge - Remittance Solution, a new offering from Atos Worldline, an Atos Origin company and major European player in the processing of high-volume electronic transactions.

Global Recharge - Remittance Solution facilitates pre-pay roaming top up, allowing users to top up their local pre-pay account using vouchers brought abroad. The solution makes international top ups convenient and cost effective, as users can top up with airtime and enjoy the benefits of their local tariff in exactly the same way as they do at home.

The new solution also allows a user to transfer via their mobile phone pre-paid airtime to another user's pre-pay account in a different country. This provides users with a convenient, user-friendly way of transferring airtime to stay in contact with friends and family, without having to pay the costly commission fees associated with traditional international fund transfer methods.

"Atos Origin is at the forefront of European m-Payment projects and the launch today of the Global Recharge – Remittance Solution further strengthens our m-payment offering," said Laurent Bailly, Telecom & Media offerings director at Atos Worldline. "m-Payment is a businesses differentiator and with this new solution, telecom operators can offer their customers an easier and more secure way to top up and transfer airtime when travelling."

Global Recharge - Remittance Solution has been designed for mobile operators, their alliance partners and financial service providers, helping them to reduce customer churn; increase market share of value added services; and increase average revenue per user (ARPU).

The system links the mobile roaming partners and centralises payment and administrative elements, such as invoicing, commissioning, language translation and exchange rate conversion. The transactions are implemented by a system network, which is controlled by a central service delivery platform and, depending on the respective transfer models, can create a link to the corresponding recharging channel (mobile phone, cash dispenser, etc.) via special recharge adapters. The modular Global Recharge - Remittance Solution is based on flexible and scaleable UNIX and Linux technologies, guaranteeing service availability and, crucially, security.

Atos Origin has recently published a new white paper, entitled: Breakthroughs in the European Mobile Payments Market, which makes predictions for the future of m-payment in the short, mid and long-term. A copy is available at: http://www.atosorigin.com/en-us/Business_Insights/Thought_leadership/Thought_leadership_Container/wp_mobile_payments.htm

Atos Origin is one of the key players in the European Telecom and Finance arena with revenues in these sectors of more than €1.6 billion and over 20 years experience. Through the expertise of Atos Worldline, a major European player in the processing of large-volume electronic transactions, Atos Consulting and the systems integration and managed operations capability of Atos Origin, the company helps over 350 customers around the world with complex telecom and finance projects.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company

Atos Worldline is a major European player in the processing of high-volume electronic transactions, specialised in end-to-end payment services – issuing, acquiring and developing payment technology solutions – card processing, CRM and eServices (internet, voice and mobile services).

With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode.

The acquisition and integration of Banksys and Bank Card Company in December 2006 into Atos Worldline has created a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

For more information, please contact:

Atos Origin
Caroline Crouch
+44 20 7830 4233
caroline.crouch@atosorigin.com

Jose de Vries
+31 6 30 27 26 11
jose.devries@atosorigin.com

Atos Origin completes secure and successful IT operations for the Pan American Games Rio 2007 – 09/08/07

Rio de Janeiro – Paris, 9 August 2007 - Atos Origin, an international information technology services provider, today announced the successful completion of the IT operations for the Pan American Games Rio 2007. Under CO-RIO (The Organizing Committee of the XV Pan American Games Rio 2007) and SEPAN (Pan American Games Office) supervision, Atos Origin was responsible for the integration of all technology partners for the design, build, and operation of the critical IT infrastructure and systems that ensured the smooth and secure running of the Rio 2007 Games which took place from 13 to 29 July 2007.

For the Pan American Games Rio 2007, Atos Origin mobilized and managed a team of Information Technology Partners and Suppliers representing 1000 staff, including 400 Atos Origin professionals. This mixed team was stationed to support 44 sport disciplines over the 16 days of the event.

"After 10 months of intense preparation, we are delighted to announce today that we completed the secure and successful IT operations for the Rio 2007 XV Pan American Games. We can demonstrate to our clients Atos Origin capabilities in delivering, integrating and securely managing a mission critical IT infrastructure. I'm proud of our strong IT team who worked very hard with one goal of delivering a flawless technology to power these Games" states Sergio Bartoletti, CEO Atos Origin in South America.

Atos Origin provided and managed two main IT systems that relayed the results for 44 sport disciplines and the 5.634 athlete information from 42 countries to 3.000 media representative, spectators and people watching Rio Games.

Among other, Atos Origin provided the hosting of the official website www.rio2007.org.br where the latest results, medals tally and news were published. The website saw a record 4 million of hits for a Pan American Games. The IT team supplied 23.2 gigabytes in over 250,000 messages of direct data feeds.

Atos Origin also provided its state of the art accreditation system which allowed the committee to manage over 150,000 accreditation badges. In addition, Atos Origin has integrated, for the first time at a sporting event, innovative Radio Frequency Identification - RFID. Used in the process of checking credentials for some of the participants for the Games, the technology meant that general information on the registered individual was readily available, and controlled access also to all the sporting venues thanks to the chips embedded in the pass.

Atos Origin managed the overall support of 4,000 users during the month of July for the CO-RIO Network Systems providing ERP, email and office tools, and Managed Operations Support covering from desktops to reprographics services. Atos Origin managed a total of 7,500 Help Desk calls.

Atos Origin is present in Brazil since 1992, counting with 2000 employees and two offices established in Sao Paulo and Rio de Janeiro. In 2006, Atos Origin completed 15 years in Brazil at the same time that it was chosen for managing IT operations for the Pan American Games Rio 2007.

A dedicated team from Atos Origin Major Event unit with experience in serving the largest events, through its technology and knowledge transfer, has played a crucial role into the IT success of 2007 Rio Games. The business unit aims to share its experience with sporting and non-sporting event organizers, and link this to specialist consulting, project management, systems integration, systems management, and the provision of software solutions.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted

on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:
Ana Lúcia Brecco Phone : +55 11 5503 2878
abrecco@hillandknowlton.com

Patricia Grilli Phone: +55 11 2183-2015
patricia.grilli@atosorigin.com

Anne-Marie Capilla Phone : + 33 (0)1 55 91 20 52
anne-marie.capilla@atosorigin.com

New information management system for South Wales Police set up by Atos Origin

Delivering Intelligence Led Policing in South Wales to help in the fight against crime

London, 13 August 2007 - Atos Origin, an international IT services company, announced today that it has successfully completed on time and to budget the implementation of an information management system for South Wales Police. The new system means that for the first time, South Wales Police can access information from multiple business areas from a single source, enabling them to respond to enquiries faster and more easily.

"The project has delivered on all our requirements, on time and to budget," said Chief Superintendent Richard Lewis, of South Wales Police, responsible for the Zenith RMS change management project. "Working in partnership with Atos Origin, we have reliably transferred years of key intelligence information from a variety of legacy systems and now have access to one, reliable and up-to-date intelligence source. It will undoubtedly prove itself to be invaluable in the fight against crime as well as substantially reducing the effort involved in performance management reporting."

Using information management software from SAS, the leader in the new generation of business intelligence software, Atos Origin delivered an end-to-end solution including a Police Corporate Data Model-based data warehouse and reporting tools. This included managing the data cleansing, back record conversion and then transfer of accurate and non-duplicated information from the old operational systems to the new integrated system – Niche RMS. During this process, some 23,000 duplicate addresses were identified. To ensure there was no disruption to service during the transition, Atos Origin made sure that all information held on the legacy systems remained available for operational and business intelligence purposes.

As part of the project, an interface between the South Wales Police "Command & Control" System and Niche was developed to automate the transfer of information between the two systems, removing data entry duplications. This means that the most up-to-date information on an incident is always available to police officers.

The implementation by Atos Origin of the data warehouse also supports the information sharing requirements outlined by programmes such as IMPACT, which promotes the need for sharing accurate information nationally for intelligence-led policing.

"The implementation of the new data warehouse highlights that access to accurate, up-to date and integrated information delivers significant operational benefits to police officers," said Alan Smith, Police Sector business development manager at Atos Origin. "Other police forces using Niche RMS across the country are showing interest in the system so that they too can better exploit their information sources."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information, contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Brewin Dolphin selects Atos Origin for hosting services – 20/08/07

To deliver a resilient and secure Data Centre service

London, 20 August 2007 - Atos Origin, an international IT services company, today announced that it has signed an agreement with Brewin Dolphin, the UK's largest independent private client portfolio manager, to provide secure Data Centre hosting services for its key business systems. This is an important step in Brewin Dolphin's infrastructure strategy which is designed to deliver a highly resilient and secure service to its clients. Brewin Dolphin has 37 offices around the UK and manages £21 billion of investments.

"In our business, we need to ensure high performance of our IT systems 24/7," said Neil Bath, Group Head of Information Services at Brewin Dolphin. "Part of a cost effective way of achieving this was to relocate the hosting environment for our primary data-centre, enabling us to ensure continued service to our client base, while also allowing for future expansion. We chose Atos Origin because it demonstrated a very good understanding of our specific needs. We have been impressed by the Atos Origin's data centre facilities, expertise and personnel."

The security and flexibility of the Atos Origin service enables Brewin Dolphin to benefit immediately from the economies of scale that a highly secure and dedicated environment offers. It also enables them to modernise and consolidate their data centre estate of equipment, taking full advantage of the latest developments including lower energy technologies.

"Financial Services is a key market for Atos Origin and we are delighted to have Brewin Dolphin, a company with such a rich history in the City, as a new client," said Joe Edwards, head of Financial Services, Atos Origin. "Through our capability in consulting, managed operations and systems integration together with the expertise of our joint venture, Atos Euronext Market Solutions, we are playing a critical role in helping financial organisations to support critical systems, manage risk and ensure regulatory compliance."

Atos Origin is Europe's number one provider of payments, securities and financial services outsourcing, supporting business processes for 9 of the top 10 European banks. It is also a leading provider of technology services to capital markets through its joint venture with Euronext, Atos Euronext Market Solutions. Through its portfolio of specialist solutions for banks, stock exchanges and insurance companies, Atos Origin helps financial services organisations to manage costs; reform core banking and operational support systems; manage enterprise risk and ensure regulatory compliance.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Brewin Dolphin

Brewin Dolphin Securities Limited ("BDS") is the principal operating company of Brewin Dolphin Holdings PLC which is listed on the London Stock Exchange. BDS is authorised and regulated by the Financial Services Authority and is a member of the London Stock Exchange.

BDS is the largest independent private client investment manager in the UK. The Group manages £21 billion of funds on behalf of more than 100,000 clients, and of this £10 billion is on a discretionary basis. BDS has 37 offices and is corporate adviser to around 140 small and medium sized quoted companies.

The Group provides complete investment management for private investors, charities and pension funds and trades as:

Brewin Dolphin in England, Wales and the Channel Islands
Bell Lawrie in Scotland and Northern Ireland
Hill Osborne in the East Midlands
Wise Speke in the North of England
Stocktrade is the BDS Execution-Only division. www.stocktrade.co.uk
Please see Media Centre section on www.brewindolphin.co.uk for details and photos of all

commentators and analysts throughout the BDS Group.

For more information, contact:
Caroline Crouch
Email: caroline.crouch@atosorigin.com

Less than one year and counting Atos Origin keeps the IT on track for Beijing 2008 Olympic Games – 21/08/07

Beijing, 21 August, 2007 - Atos Origin, the Worldwide IT Partner and an Official TOP Partner of the International Olympic Committee (IOC), today announced that the preparation for the IT Systems for Beijing 2008 Olympic Games is right on schedule and intensive testing of the IT Systems starts in August 2007.

The IT systems are on course for the opening of the Beijing 2008 Olympic Games on 8 August 2008, according to the Games' IT supplier and partner, Atos Origin. Under the leadership of the Technology Department of the Beijing Organizing Committee for the Games of the XXIX Olympiad (BOCOG) and through close collaboration with technology partners, Atos Origin has delivered the IT system architecture, which incorporates the crucial business continuity, data networking and security elements.

The Beijing 2008 Atos Origin team is growing very fast to reach several thousands by Games time including partners and volunteers, and many IT facilities are now operational, including the Technology Operations Centre (TOC), the Integration Lab, the Primary Data Center and PC factory. All GMS (Games Management Systems) applications are also in production.

"With less than one year to go before the Beijing 2008 Olympic Games, we are pleased to see the IT systems for the Games are moving forward on schedule and solid progress has been made," said Yang Yichun, Director of BOCOG Technology. "As the IT Partner of the Games, Atos Origin has consistently met our expectations and has delivered the IT system and infrastructure on schedule, within budget, and with high-quality. The effective transfer of knowledge gained by Atos Origin in previous Games is also very conducive to building, deploying, testing, and managing the IT Systems for the Beijing 2008 Olympic Games. "

The project is now moving into the test phase, the fourth of five phases, which cover plan, design, build, test and operate. Test events began this month when Atos Origin tests its systems, infrastructure and operational processes in live competition environment for 12 sports at 11 venues as part of the "Good Luck Beijing" Test Events.

"We are very happy to be where we are now, with one year to go before the Olympic Games," said Jeremy Hore, Chief Integrator of Beijing 2008 Olympic Games, Atos Origin. "With all the key systems and IT facilities already in place, we are now focusing on testing them intensively in the lead-up to the Games, by working closely with BOCOG Technology and technology partners. In the coming months, we will also start working on the operational planning including preparations for venue deployment and staff, Interns and volunteer training."

Atos Origin designed and built two main IT systems, which are now fully operational, to run the Beijing Games. The Information Diffusion System will relay results and athlete information to 10,500 athletes and thousands of media representatives. The Games Management Systems will provide accreditation, transportation and accommodation schedules, medical encounters reports, sports qualifications and protocol information.

For the Beijing Games, the technical infrastructure will link together more than 60 competition and non-competition venues across China, consisting of more than 1000 servers, 10,000 PCs and 1,000 network and security devices.

Ever-prepared, Atos Origin is also making significant headway in its preparations for the Vancouver 2010 Olympic Winter Games. The company has finalised its first iteration of the system architecture In September 2007, Atos Origin will build its Integration Lab and the first stage of its Primary Data Center.

Atos Origin is even preparing for the London 2012 Olympic Games. Several business and process workshops are being organised as the first steps of the transfer of knowledge.

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports-related IT contract covering Salt Lake City in 2002, Athens in 2004, Torino in 2006, Beijing in 2008,

Vancouver in 2010 and London in 2012. As the Worldwide Information Technology (IT) Partner and an Official TOP Partner of the International Olympic Committee, Atos Origin has primary responsibility for Information Technology, relating to IT consulting, systems integration, operations management, information security and software applications development for the Olympic Games.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:
Marie-Tatiana Collombert Phone: + 33 1 55 91 26 33
Email: marie-tatiana.collombert@atosorigin.com

Michelle Liu Phone: +86 10 6437-6668
Email: michelle.liu@atosorigin.com

Caroline Crouch Phone: +44 20 7830 4233
caroline.crouch@atosorigin.com

FCI outsources its Indian IT Operations to Atos Origin – 27/08/07

Collaboration provides access to Atos Origin's Strong Capabilities in meeting FCI's complex IT requirements

Bangalore, India, 27 August 2007 - Atos Origin, a leading IT services company, has signed an agreement with FCI, a leading manufacturer of connectors and interconnect solutions for a broad range of industrial applications to outsource its IT development center and support operations to Atos Origin.

FCI-ISC, FCI's Indian IT organization in Bangalore will become part of Atos Origin India's skilled workforce. After this transfer, Atos Origin will have to ensure business continuity and manage the Bangalore operations. It will provide IT services including applications development, applications management and infrastructure support to FCI's facilities worldwide.

"We selected Atos Origin as our partner because of its proven track record in offshore delivery of IT services" said Mr. Rafael Mathieu, Chief Information Officer of FCI.

"We are honoured to be selected by FCI as its outsourcing partner, showing confidence in Atos Origin's depth of experience and expertise in managing complex IT projects involving systems integration, applications development and infrastructure support" said Mr. Neoh K C, CEO of Atos Origin, Asia Pacific. "We look forward to working with FCI to deliver reliable and cost effective IT solutions to support its global IT requirements."

After completion of people and asset transfer, Atos Origin plans to expand the Bangalore operation as part of its Hub and Satellite strategy. This expansion strategy is in line with Atos Origin's plan to grow its India operations headcount to 5,600 by 2009. Currently, it has operations in Mumbai, Kolkata and New Delhi providing IT outsource and offshore support, systems integration, applications development, facilities maintenance and infrastructure support.

About Atos Origin

Atos Origin is an international consulting and information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.
In Asia Pacific, Atos Origin has its regional headquarters in Singapore and has over 3,000 employees in 9 countries servicing clients in Financial Services; Discrete Manufacturing; Telecom & Utilities; Process Industries; CPG/Retail and Public Sector. Atos Origin Asia Pacific is a top 50 IT company in ZDNet Asia's Top Tech Index 2006/7; and amongst the top-25 enterprise players in the FinTech 100, according to Financial Insights (an IDC company).

Atos Origin India has over 1900 employees spread across its five facilities in Mumbai, New Delhi and Kolkata and has achieved Level 5 of the Software Engineering Institute's (SEI) Capability Maturity Model Integration (CMMI) and ISO/IEC 27001 certification.

About FCI

With operations in 30 countries and sales of 1.3 billion euros in 2006, FCI is a leading manufacturer of connectors. Its 13,500 employees are committed to providing customers with high-quality, innovative products for a wide range of consumer and industrial applications.

For more information, please contact :

Atos Origin India
Milind Kamat
MD, Atos Origin India
Milind.kamat@atosorigin.com
+91 9820136644

Atos Origin Asia Pacific
Vivien Goh
VP, Marketing Communications
vivien.goh@atosorigin.com
+65 6832 2617

Dutch municipality of Almere signs agreement with Atos Origin to outsource IT infrastructure – 04/09/07

New solution offers increased customer service and generates cost savings

Utrecht, 4 September 2007 - Almere municipality and Atos Origin, an international IT services provider, have signed a letter of intent detailing a five-year agreement that will give Atos Origin full responsibility for managing the municipality's IT workstation infrastructure. Atos Origin's solution will guarantee optimum accessibility and support for over 2,000 workstations.

By outsourcing its workstation infrastructure, Almere municipality will be able to expand its capacity for innovation and at the same time to manage its costs. As a result, the municipality will be better placed to respond to internal developments and maintain its relations with citizens and companies, while securing expected cost savings of at least 10 percent.

Atos Origin will be responsible for standardising the workstation infrastructure of Almere municipality and will introduce Atos™ Workplace Solutions, a solution offering municipal employees optimal support with the right workstation facilities, allowing them to carry out their work smoothly. Atos Workplace Solutions provides a complete series of modular desktop and support services. These modules are suitable for flexible application and can be completely tailored to the specific requirements of Almere municipality. Before signing the final contract – planned later this year - consultations will be held with the unions to determine the staff's conditions of transfer from the municipality to Atos Origin.

Cost effective, innovative and flexible

"The importance of a flexible workstation infrastructure that allows changes within the organisation and in the outside world to be anticipated quickly is becoming ever clearer. Information must be available everywhere, both at the office and on the move", says Jos Blejie, Executive Vice President Managed Operations of Atos Origin Netherlands. "Atos Workplace Solutions enables organisations to align their workstation strategy with their overall strategy and way of working. We are convinced that we can support Almere municipality in realising their objectives. This agreement also demonstrates that Atos Origin is willing and able to be an important partner for municipalities".

"Almere municipality aims to be a customer-focused, innovative and flexible organisation at the heart of the local community. This agreement with Atos Origin helps us towards our objective of operating in a cost effective manner while at the same time investing in innovative solutions, allowing us to operate more effectively and improve our service to citizens", according to Vincent van Woerkom, manager of operations for Almere municipality.

About Almere

Almere is a city of more than 182,000 inhabitants, characterised by space, parks and water. The city stands before an enormous challenge. Almere's population is certain to grow to 250,000, with an option for further growth towards 350,000-400,000 residents. This will require decisiveness and vision – both in order to maintain and increase the existing quality of the city and to fulfil Almere municipality's aim of serving its citizens as a customer-focused, flexible and innovative organisation.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:

Almere Municipality	**Atos Origin**
Press Contacts	Jose de Vries
+31 6 51 00 21 07	+31 6 30 27 26 11

Jose.devries@atosorigin.com

Quaestores signs three-year contract with Atos Origin for management and development of IT application landscape – 10/09/07

Utrecht, 10 September 2007 - Atos Origin, an international IT services company, has signed a three-year contract with Quaestores, a Dutch group of financial service providers specialising in factoring, billing, collection and e-invoicing, for the integrated management, hosting and development of the application landscape for Quaestores' IT infrastructure. This partnership assures Quaestores of a robust and reliable infrastructure, and enables it to offer innovative solutions to its clients.

Atos Origin and Quaestores have entered into a far-reaching partnership, whereby the IT services provider becomes fully responsible for the maintenance, management and further development of Quaestores' IT infrastructure. These services will be provided centrally via Atos Origin's data centers. Atos Origin is offering an IT solution which will enable the financial services provider to market its services effectively and in a targeted way.

"Quaestores has entered into this contract with Atos Origin because we operate in a very competitive market where considerable volumes of data are exchanged. The continuity and integrity of data processing is a crucial condition for us to be able to operate competitively and to fulfil our obligations in the area of compliance", explained Quaestores' managing director Jan Beukers. "Outsourcing critical IT processes to the best possible partner fits with the philosophy we propagate with clients and puts us in a position to offer them the best possible solution."

"Quaestores' ambition is to be a customer-focussed, reliable and flexible player on the financial services market. This partnership enables it to realise its objective of operating cost-effectively and at the same time investing in innovative services with demonstrable added value for clients", said Rob Pols, CEO at Atos Origin Netherlands. "We are certain that Atos Origin can make a valuable contribution as partner to realising these ambitions."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Quaestores
Quaestores is a group of financial service providers specialising in factoring, billing, collection and e-invoicing in a range of market segments. Quaestores consists of Q-Bis (factoring, billing and e-invoicing) and Q-Collect (collection). It also has a joint venture, HCN Collect, for large clients in the High Volume B2C-segment, and works with companies including Volker Wessels within Founter, providing a 'smart meter' concept for the utility market. Q-Bis takes over credit management processes for its clients, entirely or partially. Q-Bis does this through a combination of intelligent software, knowledge of its clients' debtors and an approach which can be differentiated per debtor. Q-Bis's flexible and efficient approach has benefits to offer: a comfortable liquidity position, fewer collection costs and an upgrade of the corporate image. Q-Collect works using detailed knowledge of debtors, with collection strategies tailored to the individual nature of each debtor. Not only does this lead to an improvement in clients' cash flow and a big reduction in the percentage of bad debt: it also results in client retention. For more information, please consult the Q-Bis website: www.q-bis.nl

For more information, please contact:

Quaestores	**Atos Origin**
J.C.M. Beukers RA	Jose de Vries
+31 24 800 06 00	+31 6 30 27 26 11
JCMBeukers@q-bis.nl	jose.devries@atosorigin.com

Monoprix to Sell Mobile Phone Top-Ups at Cash Registers for France's Leading Mobile Phone Operators Using Atos Origin's e-Voucher Solution 12/09/07

Paris - September 12, 2007 - Atos Worldline, a subsidiary of Atos Origin, has been chosen by the Monoprix retail chain to sell mobile phone top-ups in all of its nearly 300 stores across France. Used to transmit passwords to prepaid services, Atos Worldline's e-voucher solution enables retailers to print a voucher from an electronic payment terminal, cash register or computer-linked printer that customers can then use to top up their mobile phone account or access a similar prepaid service.

To extend its services offering and retain customers, Monoprix is now selling top-ups for France's main mobile phone operators. At checkout counters, customers choose a tag corresponding to the product they want. Once they have paid, they are given a voucher they use to top up their mobile phone or pay for a landline phone call, electronic game or other prepaid service.

Monoprix chose Atos Worldline's e-voucher solution because it interfaces easily with the retailer's cash register system. The store chain can now leverage the e-voucher's high-performance technology, as well as Atos Worldline's expertise, capabilities and relations with prepaid market players, notably mobile phone wholesalers.

To optimize management of the system, Monoprix has chosen to centralize purchases of codes for the different operators with a specialist wholesaler: Saf/1'Dis, a subsidiary of Altadis Distribution.

1'Dis is France's leading distributor of impulse products, services and prepaid telephone solutions with approximately 60,000 customers, of which nearly 30,000 for phone services.

Atos Worldline's e-voucher solution enables store chains and shopkeepers to provide end-users with top-up codes for prepaid phone services offered by France's three nationwide mobile phone operators, landline phone operators and new mobile phone operators, as well as passwords for WiFi, games and other types of service.
These passwords can be transmitted via:

- An electronic payment terminal
- A cash register
- An e-cash server
- A Web interface

With nearly 10,000 active sales outlets and up to 200,000 codes sold daily, Atos Worldline's e-voucher solution is positioned as the French market leader in paperless and prepaid media distributed via electronic payment terminals.

As part of its constant commitment to providing distribution networks with high-quality service, Atos Worldline is continuously investing and innovating to enhance its e-voucher solution—improving its ergonomics, shortening connection times and making it easier to integrate new services and operators.

About Monoprix
France's leading city-center retailer, Monoprix has 19,000 employees and nearly 300 stores in 85% of the country's towns and cities with more than 50,000 inhabitants. The Group reported consolidated net revenue of €3,445.6 million (IFRS) in 2006.

About Saf/1'Dis
1'Dis is France's leading distributor of impulse products, services and prepaid telephone solutions with approximately 60,000 customers, of which nearly 30,000 for phone services.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is

quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of high-volume electronic transactions, specialised in end-to-end payment services – issuing, acquiring and developing payment technology solutions – card processing, CRM and eServices (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode.

The acquisition and integration of Banksys and Bank Card Company in December 2006 into Atos Worldline has created a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,000 employees.

For more information, please contact:
Anne-Marie Capilla
Tel. +33 (0) 1 55 91 20 52
e-mail: anne-marie.capilla@atosorigin.com

Atos Origin becomes a major player in Enterprise Content Management – 13/09/07

ECM applications market growing annually by more than twelve percent

Utrecht, 13 September 2007 - The market for Enterprise Content Management (ECM) is expanding fast. Market research shows that ever more companies understand the important optimizing role a company-wide ECM strategy can play in managing, exchanging and archiving different types of information flows. The Dutch market is expected to grow by more than twelve percent annually through to 2010. Atos Origin, an international IT services provider, offers an integrated range of solutions that enables organizations set up data flows efficiently, safely and cost-effectively.

Enterprise Content Management is synonymous with technology, resource and method integration across an entire organization for the purpose of generating, processing, sharing and archiving data. Since 2006, an increasing number of companies have come to realize the importance of organization-wide content-management, according to market research carried out by analysis experts Strategy Partners. Yet despite this, the IT infrastructures of many organizations are a collection of divergent systems and applications. The cumbersome, expensive and silo-like architecture that used to be common ground, is now making way for a shared, flexible and transparent infrastructure.

Atos Origin's strong market position

For the last four year, Strategy Partners has conducted annual studies of market positions, developments and trends in the Dutch ECM market. "Over the past four years, we have seen Atos Origin develop into one of the leading companies in the area of ECM consultancy – via their Atos Consulting division – and implementation. The recently completed study into 2006 market positions shows that Atos Origin was involved in the highest number of new projects started last year", says Hans Kaashoek, Managing Partner of Strategy Partners Nederland.

Accessibility and coherence

"Enterprise Content Management is a rising priority for many companies. More stringent rules regarding financial accountability and process monitoring are forcing companies to seek new and more efficient methods to fulfil their legal obligation to provide information. Accessibility and coherence are key here, explains Hans Kaashoek. "Making data available to employees via a single common infrastructure results in greater uniformity in managing unstructured data, higher productivity and, possibly, significant savings."

Although the study reveals that eight out of ten international companies expect to have a functioning ECM architecture in place by 2008; developing and implementing a coherent, company-wide ECM strategy remains a challenge for many. "ECM affects every aspect of an organization, from mailroom to boardroom. Atos Origin offers organizations an integrated portfolio of services and can help them develop solid strategies for streamlined work processes, data exchange, both internal and external, and full compliance with the relevant legislation and regulations", according to Kees Stam, Partner at Atos Consulting. "In the case of banks, insurers, government agencies and a number of other specific sectors, especially, this is a reason to opt for a comprehensive ECM environment."

ECM Scan

Successfully implementing an Enterprise Content Management system involves a number of stages. Using the so-called ECM Scan, Atos Origin compares the state of an organization's ECM development, from various perspectives, to current business drivers. This results in a complete picture of the organization's current and desired situation and allows priorities to be set in developing a sustainable ECM environment. Atos Origin offers organizations a fully integrated service – from consultancy, innovation and system integration to management and maintenance – whose scalability and flexibility allows it to be adjusted to an organization's individual needs.

Atos Origin collaborates with several major players including Alfresco, EMC2|Documentum, Global360, IBM/FileNet, Microsoft, OpenText/Hummingbird, Oracle/PeopleSoft, SAP and Tridion.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Atos Consulting
Atos Consulting, the global consulting practice of Atos Origin, is a leading provider of business, process and technology consulting services. With more than 2,500 staff globally, it focuses on delivering proven, pragmatic solutions to the telecom, manufacturing, financial services and public sectors.

Strategy Partners
Strategy Partners is an innovative research company offering research and strategic advice services to the specific ECM and BRM segments of the IT market. They provide business-driven, pragmatic and actionable advice to help organizations acquire suitable solutions or systems and to implement them effectively. The company's research and consultancy services also extend to organizations involved in IT-related mergers/acquisitions and strategic alliances. For IT vendors, system integrators and service companies, Strategy Partners provide crucial go-to-market strategies, current market qualification and segmentation services as well as the in-depth analysis and intelligence needed to better serve and exploit their European markets.

For more information, please contact:

Kees Stam
+31 6 51 40 47 01
Kees.stam@atosorigin.com

Jose de Vries
+31 6 30 27 26 11
Jose.devries@atosorigin.com

Publicis Net Chooses Atos Origin to Host a New Events Website – 20/09/07

Paris - September 20, 2007 - Atos Worldline, an Atos Origin company has been selected by Publicis Net, Groupe Publicis' interactive agency, to host an events platform. By choosing Atos Worldline to host the new interactive site, Publicis Net will leverage a platform that is specifically configured for high-traffic event sites.

As part of an advertising campaign for one of its major clients, Publicis Net, the Internet unit of Groupe Publicis, one of France's leading advertising agencies, has chosen Atos Worldline to host an interactive web application using Flash technology.

The application enables users to take part in creating a virtual work of art online, adding their own multimedia contributions in the form of drawings or photographs. Other functions allow users to view, add to, and vote for the best work or works of art.

For this high-traffic project, Publicis Net chose Atos Worldline to host the site to ensure handling of peak data flows as well as the considerable fluctuations in traffic during the different phases of the related advertising campaign.

The Atos Worldline service package provides Publicis Net with:

- A dedicated, certified platform capable of hosting high-traffic applications.
- A Worldline Booster cache engine capable of absorbing traffic peaks.
- A web interface that enables Publicis to monitor traffic and user contributions in real time.
- A secure, 24/7 operating environment capable of supporting highly demanding applications.
- A support team to ensure responsive service upgrades.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company

Atos Worldline is a major European player in the processing of high-volume electronic transactions, specialised in end-to-end payment services – issuing, acquiring and developing payment technology solutions – card processing, CRM and eServices (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode.

For more information, please contact:

Anne-Marie Capilla
Tel. +33 (0) 1 55 91 20 52
e-mail: anne-marie.capilla@atosorigin.com

TNT Express wins SAP EMEA Quality Award as it completes global roll-out with support from Atos Origin – 24/09/07

London, 24 September 2007 - TNT Express, with support from Atos Origin, an international IT services company, has recently completed the 56th country in a global SAP implementation to 62 countries. The global multi-million Euro programme, which is already delivering savings and business benefits, was recognised at a recent SAP award ceremony, where TNT Express won the SAP EMEA Quality Award for Global Implementation and Roll-out.

To date, the benefits for TNT Express of the global SAP roll-out include savings in purchasing and inventory, strengthened reporting processes to ensure compliance with Sarbanes-Oxley and improved management of IS/IT through a global customer competence centre. The success of this award winning project is due to the resolute commitment from TNT Express, the strong project team and the focus, energy and pragmatic style, with which Atos Origin has supported the implementation.

At a separate ceremony in London, Atos Origin won the UK SAP Partner Excellence award for Customer Satisfaction and Quality for the third year in succession. This highly coveted award is determined by an independent customer satisfaction survey, in which customers are asked to rate SAP partners on all aspects of the SAP implementation process, including professional competence, quality of consultants, SAP product know-how and ability to deliver on time and to budget.

Dennis Beard, ICS Director of Infrastructure Services at TNT said, "We are delighted with the recognition by SAP of our team's achievement and wholeheartedly endorse the award received by Atos Origin. Their reputation for customer satisfaction and quality was a key factor in our choice of partner and they have lived up to their promise".

The awards in Prague were led by Dr Svan Lembke, Vice President and in charge of the Quality Programme for SAP across EMEA. After the event, Dr Lembke concluded: "TNT Express have embraced key principles of quality early in their implementation and involved their partner Atos Origin and SAP to achieve a successful global roll-out. Having been involved with Atos Origin for more than 3 years it is tremendous to see them win the UK Partner Excellence Award and the win for TNT Express shows the collaboration in practice".

"We are proud to have played a part in shaping the success of the roll-out across so many countries for TNT Express," said Paul Bray, head of Enterprise sector in the UK for Atos Origin. "Our recent award for Customer Satisfaction and Quality illustrates the consistent way that we work with our clients and SAP in partnership to rapidly address the inevitable issues in any complex implementation whilst keeping the end goal firmly in sight".

Atos Origin has more than 20 years of experience with SAP applications and is a SAP Global Services Partner, a SAP Global Hosting Partner, a member of the SAP NetWeaver® Partnership Initiative and a leading member of the Enterprise SOA adoption program. Atos Origin has more than 4,560 SAP application consultants worldwide and SAP certified data centres in all geographical regions. The group was a finalist in the prestigious 2007 Global SAP Pinnacle Awards and two 2006 SAP Partner awards.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About TNT
TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 159,000 people. Over 2006, TNT reported €10.1 billion in revenues and an operating income of €1,276 million. TNT N.V.

is publicly listed on the stock exchange of Amsterdam. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world.

For more information:
Caroline Crouch
Atos Origin
Tel: 020 7830 4233
Email: caroline.crouch@atosorigin.com

ChemChina and Atos Origin Sign Global Strategic Partnership Framework Agreement – 26/09/07

Beijing, September 26, 2007 - Atos Origin, a global Information Technology (IT) services company, today announced that it has signed a Global Strategic Partnership Framework Agreement with China National Chemical Corporation (ChemChina) to extend the existing successful Business Consulting and Information Technology (IT) collaboration to a higher level of strategic co-operation to support ChemChina's transformation to a world-class player in the global chemicals market.

Under this Global Partnership Framework Agreement, Atos Origin will be the preferred IT service provider for ChemChina for business advisory, consulting services, information technology solutions and management services. It will also give ChemChina access to Atos Origin's international expertise in chemicals business including its 'Maximize Manufacturing Together' (MMT) initiative which assists companies to achieve excellence by using SAP Best Practice Solutions and Methodologies.

This agreement further strengthens and solidifies the mutually beneficial relationship between the two companies which commenced with the launch of a major business and IT consulting program in January 2007. The project resulted in key recommendations and planning for IT-enabled business transformation and related IT Strategy, Performance Improvement and a new Business Model enabled by ERP and related change initiatives.

Mr. Bernard Bourigeaud, global Chairman & CEO of Atos Origin, who co-signed the agreement, said "This is a major milestone for Atos Origin's relationship with ChemChina and for our local Atos Origin organization in China. It also further validates our strategy to leverage our Worldwide IT Partnership in the Olympic Games to drive business growth".

During the formal signing ceremony, Mr. Ren Jianxin, CEO of ChemChina mentioned "We are very satisfied with Atos Origin's services and professional advice and we are happy to embark with them on the next phase of our journey to transform ChemChina into a major global player in the chemicals business."

The Global Strategic Partnership Framework Agreement outlines how both companies will manage their relationship and also contains agreements on commercial terms and conditions for Management Consulting and IT Services that Atos Origin will provide to ChemChina for the next 5 years. The Partnership Framework will facilitate ChemChina to leverage Atos Origin's best-of-class manufacturing and operations solutions and adopt global best practices in its quest to be a global leader in the chemicals industry.

Mr. Simon Yim, President of Atos Origin China concluded that "Atos Origin China is delighted with this opportunity to work with ChemChina, a leader in the chemicals industry. This partnership is another example of how the local and global teams in Atos Origin have worked together to deliver the best-of-breed solution to a client."

About ChemChina

ChemChina, a large State-owned enterprise, was established in 2004 following the restructuring of certain enterprises directly subordinate to the former Ministry of Chemical Industry. After three years' development, it has become a leading chemical group in China. ChemChina has 92 production and operation enterprises, and 24 scientific and research and design institutes.
For more information, please visit the company's web site at: www.chemchina.com.cn

ChemChina media contact:
Li Biao (Beijing)
Tel: +8610 8267 7216
Email: lib@chemchina.com.cn

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. In Greater China region, Atos Origin has been present for over 10 years and currently employs 1,000 people in Beijing, Shanghai, Hong Kong and Taiwan, focusing on an end-

to-end service model to "design, build and operate" IT solutions for key clients in such industries as finance, discret manufacturing, petro chemicals and process industry, and energies. Atos Origin China is headquartered in Beijing.

Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.
Atos Origin media contacts:
Michelle Liu (Beijing)
Tel: +8610 6437 6668
Email: michelle.liu@atosorigin.com

Vivien Goh (Singapore/Asia Pacific)
Tel: +65 6832 2617
Email: vivien.goh@atosorigin.com

Atos Origin supports high-jumper athlete Tia Hellebaut – 27/09/07

Zaventem, 27 September 2007 - Atos Origin, an international IT services company and Worldwide IT Partner for the Olympic Games, will be supporting high-jumper Tia Hellebaut on her way to the Beijing 2008 Olympic Games. This sponsorship is part of Atos Origin's global program to sponsor athletes worldwide: by supporting talent such as Tia Hellebaut Atos Origin is demonstrating its commitment to the Olympic Movement and the sport community.

Tia is enthusiastic about the agreement with Atos Origin. "Atos Origin is not only a leader in its field, but also has a direct relationship with the Olympic Games, where it is responsible for IT services. I have a clear, simple mission: winning a medal in Beijing. Atos Origin's mission is to ensure that the Games run smoothly. The company has already demonstrated a successful partnership with the International Olympic Committee (IOC) and the Organising Committees during the three previous editions of the Games, and I am excited to have entered a partnership with Atos Origin as well."

Tia Hellebaut is already competing hard and preparing for her ultimate goal: The Beijing 2008 Olympic Games. "I select partners that have a real relationship with sports. As the Worldwide IT Partner and TOP Sponsor of the International Olympic Committee (IOC), Atos Origin easily fulfils that requirement. I will be happy to be the face and athletic ambassador for Atos Origin. It is also great to see that an important part of the program will involve employees taking part in sporting activities. It will be fun to give advice and if my presence will stimulate them to get active then that will be an excellent result." says Tia.

Atos Origin is enthusiastic about its agreement with Tia Hellebaut. The company keeps an eye on international upcoming talents and already sponsors other athletes. It recently signed on the Dutch cyclist Theo Bos. Marianne Hewlett, Senior Vice President Global Marketing at Atos Origin: "We've always believed that investing in future generations is the single most important thing a business can do. Besides Tia Hellebaut, Atos Origin is already sponsoring other prominent athletes from the Netherlands, UK, and the US. We have put in place an international program in order to support athletes worldwide who are the rising stars in their field".

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports-related IT contract covering Salt Lake City in 2002, Athens in 2004, Torino in 2006, Beijing in 2008, Vancouver in 2010 and London in 2012. As the Worldwide Information Technology (IT) Partner and an Official TOP Partner of the International Olympic Committee, Atos Origin has primary responsibility for Information Technology, relating to IT consulting, systems integration, operations management, information security and software applications development for the Olympic Games.

About Tia Hellebaut
Tia Hellebaut has been a professional athlete since 2001 and qualifies as one of the world's best high jumpers. The 29-year-old high jumper's major breakthrough came in 2006 during the Göteborg European Championships. She won the gold medal with a jump over 2m03. With that jump, the Antwerp native – now living in Tessenderlo – improved her own Belgian record. Additionally, the athlete – being trained by Wim Vandeven – has an excellent multi-sport record. For example, she holds the Belgian records for indoor pentathlon and outdoor heptathlon. For the most recent news about Tia Hellebaut, visit www.tiahellebaut.be.

About Atos Origin
Atos Origin, an international IT services provider, enables customers to translate their vision into results through consulting, systems integration and managed operations. Atos Origin realizes an annual turnover of 5.4 billion euros, and has over 50,000 employees worldwide. Atos Origin is the global information technology partner for the Olympic Games and has an international clientele. Atos Origin is listed on the Paris Eurolist Market and operates as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:

Tia Hellebaut management	**Atos Origin**	
Bob Verbeeck	Vera Luypaert	Jose de Vries
+32 11 45 99 34	+32 2 690 54 66	+31 6 30 27 26 11
	vera.luypaert@atosorigin.com	jose.devries@atosorigin.cor

bob.verbeeck@cis.be

Atos Origin and Engineering in preliminary discussions concerning the operations of Atos Origin in Italy – 28/09/07

Paris, 28 September 2007 - Atos Origin, an international IT services company, and Engineering Ingegneria Informatica s.p.a, have entered into exploratory discussions relating to the operations of Atos Origin in Italy. Definitive agreement has not been reached, nor decision taken but as currently contemplated, Atos Origin would contribute its Italian operations to Engineering in exchange for shares in Engineering Ingegneria Informatica s.p.a. Atos Origin would then become a minority shareholder of Engineering Ingegneria Informatica s.p.a which has its headquarters in Rome and is listed on the Milan Stock Exchange.

The transaction would create an IT leader in Italy. The companies would enter into an Alliance Agreement allowing both companies to serve their Italian and International customers via the global capacity created by the Alliance.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.4 billion and it employs 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for investors:
Gilles Arditti, Tel: + 33 (0) 1 55 91 28 83, gilles.arditti@atosorigin.com

Contact for press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33, marie-tatiana.collombert@atosorigin.com

About Engineering
Founded in 1980 in Padua, Engineering is one of the major Italian groups operating the field of Information Technology and strategic consulting services. With about 3900 employees, 30 branches, including Dublin and Brussels, total revenues of about 426 million euro, the Engineering group is active in the finance sector, telecoms, industry and services, central and local public administration, defence, healthcare and utilities. In 2004-2006, the company the company invested 7% of its total revenues in R&D activities, taking part in all major European projects of software engineering, playing a primary role within international enterprises groupings. Currently there are 25 live research projects and more than 50 domestic and international partners collaborating with Engineering in a European research context.

Contact for investors:
Niccolò Bossi, Tel: + 39 (02) 02-89 16 74 56, niccolo.bossi@eng.it

Contact for press:
Costanza Amodeo, Tel: +39 (06) 49.20.13.20, costanza.amodeo@eng.it

DECLARATION ON TRANSACTIONS ON DEALING WITH SHARES OF THE COMPANY

1. NAME OF THE COMPANY : ATOS ORIGIN

2. NAME OF THE RELEVANT PERSON :

a) First name, last name of the relevant person : Bernard BOURIGEAUD

b) Title in the company if the person is a member of the Supervisory Board or Management Board : Chairman of the Management Board

c) Name of the Supervisory Board or Management Board member, if the relevant person is related to a member of the Supervisory Board or the Management Board :

3. DESCRIPTION OF THE COMPANY SECURITY

☒ Shares

☐ Other kind of security

4. NATURE OF THE TRANSACTION

☐ Acquisition
☐ Sale
☒ Subscription (nb : includes stock-options exercise) : exercise of 20,000 stock-options (plan dated 27/03/2003)
☐ Exchange

5. DATE OF THE TRANSACTION
Day/Month/Year
3 August 2007

6. PLACE OF TRANSACTION
Eurolist Euronext Paris

7. PRICE PER UNIT
25,92 € per share

8. AMOUNT OF TRANSACTION (i.e. number of units x price per unit)
518,400 €

Contact details of the relevant person : Laurence DOUSSOT
Address : 18 avenue d'Alsace – 92926 Paris La Défense

Phone : 33 (0)1 55 91 24 23
Fax : 33 (0)1 55 91 21 90

RECEIVED
2007 OCT 31 A 5:04


Atos Origin
WORLDWIDE IT PARTNER

ADVANCE WITH ATOS ORIGIN

2007 HALF-YEAR REPORT

This document is a full free translation of the original French text.

The original document has been filed with the Autorité des Marchés Financiers (AMF) on 28 August 2007, in accordance with article 212-13 of the AMF's general regulations.

After filing, this document as a Reference Document could be used to support a financial operation if accompanied by a prospectus duly approved by the AMF.

CONTENTS

Atos Origin

We design, build and operate IT-enabled business processes.

We integrate business and technology, globally.

We focus on carefully chosen market sectors.

We improve the effectiveness of our clients'
businesses.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The Company's annual revenues are EUR 5.4 billion and it employs over 50,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

1 FINANCIAL PERFORMANCE FOR THE SIX MONTHS ENDED 30 JUNE 2007

(in EUR million)	6 months ended 30 June 2007	6 months ended 30 June 2006 (d)	% Change
Income Statement			
Revenue	2,890	2,696	+7.2%
Operating margin	118	133	-12%
% of revenue	*4.1%*	*4.9%*	
Operating income	108	59	
% of revenue	*3.7%*	*2.2%*	
Net income (Group share)	57	10	+450%
% of revenue	*2.0%*	*0.4%*	
Normalised net income (Group share) (c)	68	86	-21%
% of revenue	*2.4%*	*3.2%*	
Earnings per share (EPS)			
Basic EPS (a)	0.83	0.15	
Diluted EPS (b)	0.83	0.15	
Normalised basic EPS (a) (c)	0.99	1.28	
Normalised diluted EPS (b) (c)	0.99	1.27	

(in EUR million)	30 June 2007	31 December 2006	% Change
Other Key Indicators			
Net debt to equity ratio	27%	20%	
Employees at period end	50,310	49,861	+1%

(a) In euros, based on a weighted average number of shares.
(b) In euros, based on a diluted weighted average number of shares.
(c) Based on net income (Group share) before unusual, abnormal and infrequent items (net of tax).
(d) June 2006 has been restated to be in line with December 2006 and June 2007 equity-based compensation classification in personnel expenses compared to classification in other operating income and expenses in June 2006.

6 months revenue by service line


7%
53%
40%

Consulting
Managed Operations
Systems Integration

6 months revenue by geographical area


4%
2%
1%
5%
6%
31%
10%
18%
26%

France
Benelux
United Kingdom
Germany and Central Europe
Spain
Italy
Other EMEA
Americas
Asia-Pacific

6 months revenue by industry sector


6%
11%
27%
16%
18%
22%

Public Sector and Utilities
Finance
Manufacturing
Telecom and Media
CPG and Retail
Others (ie Transport)

2 CEO MESSAGE

Dear Shareholders,

On February 5 this year, and after analysis of our operations over the end of 2006, we announced the launch of our Transformation Program, named "3o3 Plan". The 3 objectives of this plan, over the next 3 years, are clearly described:

- o Accelerate our Organic growth
- o Increase our Operational efficiency
- o Operate as a global company

The plan is articulated around 7 initiatives: Sales, Industrialization, Offshoring, Managed Services Global Factory, Support Functions, Talents and Purchasing, each contributing to the objectives we have set ourselves.

After 5 months, all our project teams have made significant progress, and our plan is well underway. It is essential for Atos Origin to combine its core expertise and close customer relationships with better competitiveness on prices and services customised to specific business sectors. We have for example in the Sales initiative launched the Atos Origin University Sales & Markets, which will ultimately train the equivalent of the total Atos Origin sales force every year. This will allow us to strengthen our sales culture and push further cross selling within the organization. Furthermore, in the Managed Services Global Delivery initiative, mainframe consolidation is well underway to Essen, Germany, with our Italian operations now totally moved and the Dutch transfer already 50% completed. In Offshoring, we have implemented a change in governance model between the European and Offshore activities. This evolution has significantly increased the demand for offshore capabilities, exceeding our initial targets, leading us to increase our 2009 offshore targets to 8,000 staff.

In February we also indicated that 2007 needs to be the year of a significant improvement for the Britsih and Italian operations, after a very disappointing performance in 2006, leading to overall not satisfactory results for the Group. At the half-year mark, I am pleased to say that significant progress has been made in the United Kingdom, after the arrival of Keith Wilman as the new country CEO.
In Italy, where Arnaud Ruffat was appointed country CEO, the market conditions remain difficult and the effects of the restructuring plan we have led are still in front of us. However, the Company improved its operational performance in the second quarter of the year.

During the first half of 2007, following the expressions of interest we had received, we explored strategic options with third parties to further the group's development while enhancing shareholder value. On May 11th, at the end of the period set by the Group, no binding offer had been received and the Supervisory and Management Boards have unanimously concluded that it is in the best interest of all Group stakeholders to pursue and accelerate, on a stand-alone basis, the value-creating strategy announced in February this year. The Group has thus terminated all discussions with third parties and concentrates on the execution of the transformation plan in order to reach the 2009 objective.

The first half of 2007 has also witnessed the evolution of our Management Team. The Management Board beyond myself is now composed of Philippe Germond, Deputy CEO and announced as my successor, Wilbert Kieboom and Eric Guilhou, respectively in charge of Operations and of the Global Functions, who both report to Philippe. This tightened Management Board is supported by a strengthened Executive Committee, the operational management body of the Group.

We also have made good progress on our other priorities for 2007.

In the Payments area, the integration between Atos Worldline and Banksys is well on track, and the overall performance has proven significantly better than planned. We will pursue the opportunities to expand this business.

The organic growth both in the Systems Integration and in the Managed Operations activities is encouraging. The operating margin reached is in line with our expectations, combined with the implementation of the Transformation Plan which will start to provide soon its first benefits are good signs.
I am confident that our solid backlog, the signatures of the first half of the year and the level of our qualified pipeline will allow us to reach the objective of top line growth of +8.5% in 2007.

On my request, Philippe Germond will be the Chairman of the Management Board starting 1 October 2007 and I will leave the Company on 31 December 2007 after 17 years in the Group during which I have served our clients, our employees, our shareholders and all other parts.

The Management Board and the Executive Committee members are totally focused on transforming the Group and achieving our targets for 2007. This is the first step in the road to deliver our 2009 objective of doubling our operating margin and generate a strong free cash-flow in 2009.

Bernard Bourigeaud
Chairman of the Management Board & CEO

3 GROUP GOVERNANCE

Atos Origin is incorporated in France as a "société anonyme" (Joint Stock Corporation) with a Management Board and a Supervisory Board. This two-tier structure separates management and supervision, helping achieve sound corporate governance.

3.1 THE MANAGEMENT BOARD

The Management Board is currently composed of a Chief Executive Officer, a Deputy CEO and two other executives. The composition of the Management Board reflects a balanced range of business, financial, human resources, marketing and international experience which Atos Origin believes is essential for the continued success of a global IT services business.

The Management Board is responsible for the general management of the Company's business and meets as frequently as necessary in the Company's interests. In the case of split decisions, the Chairman of the Management Board has the casting vote. The Management Board has broad powers to represent the Company in its dealings with third parties. Although each of the members of the Management Board has specific executive responsibilities, all of its members are collectively empowered to manage the Company's business.

Name	Operational functions	Transversal functions
Bernard Bourigeaud	Chairman of the Management Board and Chief Executive Officer	M&A and relationship with large customers
Philippe Germond	Vice Chairman of the Management Board and Deputy CEO	303 Transformation Plan, Atos Worldline, AEMS, Major Events and the Olympics projects, Global Markets, Marketing, Communication and Public Relations, Investor and Industry Analyst Relations, Risk Management
Eric Guilhou	Senior Executive Vice President Global Functions	Finance, Human Resources, Processes and IT, Purchasing, Legal and Internal Audit
Wilbert Kieboom	Senior Executive Vice President Operations	Country operations, Service Lines (Consulting, Systems Integration and Managed Operations) and Sales

The responsibilities of the Management Board were attributed on 11 June 2007.

3.2 THE EXECUTIVE COMMITTEE

Since January 2007, as part of the transformation plan, a Group Executive Committee has been created to drive the operational performance of the Group. Its main tasks are to define and review business priorities, review Atos Origin operational performance and the execution of the 3O3 program on a monthly basis and define corrective action plans. It is a dedicated forum for operational management of the Group, the operational link between the Group and the Management Board, and it allows the Management Board to focus on developing the Group, including very high level customer relationships, negotiation of partnerships and alliances and development of specialised businesses.
The Executive Committee increases exchanges and collaboration between operations, services lines, sales and support functions.

The key members are the CEOs of the large countries and Atos Worldline, heads of Global Service Lines, head of Group Sales and Markets, and heads of Group functions.

3.3 THE SUPERVISORY BOARD

The Supervisory Board is currently composed of six members from various backgrounds, including both commercial and manufacturing operations, and financial institutions.

The Supervisory Board has written internal rules and responsibilities ("règlement intérieur") that define the rules and responsibilities of the Supervisory Board and of its committees. The Supervisory Board adheres to a Charter that is described in more detail in the annual report. It delegates certain powers to the Management Board to ensure effective control of the Company.

The Supervisory Board is now composed of the following members :

Name	Nationality	Age	Date of appointment	Committee member	Term of offices (a)
Didier Cherpitel (Chairman)	French	62	2004	A,I,R,N	2009
Dominique Bazy	French	55	1997	A	2009
Diethart Breipohl	German	67	2005	R,N	2009
Jan P. Oosterveld	Dutch	62	2004	I, R, N	2007
Vernon Sankey	British	57	2005	I	2007
Michel Soublin	French	61	2004	A	2007

A : Audit Committee
I : Investment Committee
R : Remuneration Committee
N : Nomination Committee

(a) General meeting of shareholders deciding on the accounts of the year.

4 THE IT SERVICES MARKET

4.1 MARKET

4.1.1 Market Conditions

Consulting and Systems Integration have returned to positive growth, despite the world economy reportedly slowing for the second year in a row. Business restructuring, the optimisation of legacy systems, M&A activity and new EU regulations are driving slow, but steady, growth in consulting and project work. There is a strong focus on measurable value, and mature customers are being cautious, often preferring a step by step approach with multiple small projects, rather than signing one large deal for their transformation initiatives. The shortage of skills in key IT areas (eg: SOA, legacy systems) continues, particularly in main land Europe, and is a driver for nearshore and offshore delivery models.

Outsourcing maintains similar growth as 2006 with the United Kingdom leading the pack in terms of deal sophistication, BPO and offshore adoption, followed by The Netherlands. Economic pressure in Germany is forcing organisations to look at outsourcing. An example is application outsourcing in the banking sector, however decisions can take longer and require more consensus building than in other parts of Europe. It still remains challenging for non-German service providers to enter the German market, and several high profile deals have led a number of commercial organisations to consider selling their own IT capabilities on the market. Recent decisions by large French organisations to undertake an often selective outsourcing strategy, coupled with a new focus on application outsourcing, signals growth in the French outsourcing market, and a cautious interest in global delivery models.

The high rates of outsourcing deal re-negotiations seen in 2006 has slowed, but is followed by an increased focus on governance and sourcing strategy. Optimizing outsourcing effectiveness is becoming a high priority for many C- level executives, and a new growth area for outsourcing advisors.

Private Equity interest in the IT services market has continued in 2007, but so far with no major European acquisitions. We are starting to see Private Equity exercising an influence on the scale and nature of IT outsourcing deals in company restructurings, as well as Private Equity acquiring IT market research and outsourcing advisory organisations.

4.1.2 Competitive environment

For 2007 we expect the top ten IT service providers by revenue in Europe to remain the same as last year. However, 2007 started with mixed results from the leading global players. For example; after revenue decline in 2006 for CSC, they are now predicting 6%-7% organic growth for the coming financial year. T-Systems reported Q1 2007 revenues down 5.1% year-on-year, and Fujitsu Services reported revenues up by 4% on a comparable basis to year end 31 March 2007. EDS reported a 3% growth in the first quarter of 2007, down from 2006. LogicaCMG reported revenue up around 4% overall in Q1 but with a decline of 4% in the United Kingdom. Getronics also saw lower than expected performance in the United Kingdom, resulting in an overall decline in revenue in the first quarter.

The US and European based service providers have been streamlining their operations, stressing a focus on business value and innovation, investing in capabilities and strengthening their offshore presence. For example; in June IBM announced its intent to acquire Telelogic, the Swedish headquartered Application Lifecycle vendor, Capgemini has acquired Kanbay.

The stellar numbers continue to come from the off-shore providers, namely the top five Indian firms TCS, Wipro, Infosys, Satyam and HCL. Revenue growth of the three largest Indian players was around 40% for year end 31 March 2007. Operating margins were still above 20%. Overall Wipro grew by 38% slightly less than Infosys (+44%) and TCS (+41%) and its operating margin is somewhat smaller than Infosys (27.6%) and TCS (24.9%). In Europe, both Infosys and Wipro have the same level of revenues: around $800 million while TCS is much higher at $1.2 billion.

The Indian companies are becoming more broad based and are competing not only in application services, but increasingly in IT infrastructure management, IT consulting and BPO.

Looking forward we expect to see consolidation, and M&A activity, amongst Eastern European service providers, which could eventually lead to new competition that will start to focus on the Western European market.

Overall, competition continues to be intense, and the more mature customers are beginning to look for new sourcing models and ways of working with their service providers.

4.1.3 Trends

In our 2006 annual report we identified six key trends that are re-shaping the IT services market today; *1) The Continuing Drive For Cost Reduction, 2) Industrialisation And The Emergence Of The IT Utility, 3) The Growth Agenda, 4) Increasing Globalisation,5) The Growth In Multi-sourcing And The Emergence Of The Aggregator, and 6)The Growth Of BPO.*

These underlying trends will continue through 2007 and into 2008 as outlined in the annual report. The speed at which these six trends play out in Europe, and around the world, will depend on the conditions and cultures in individual countries and industries.

The Growth Of BPO is perhaps the most difficult to predict due the immature, fragmented and opportunistic nature of the market. One change we expect to emerge through 2007 however, is increasing barriers to entry in horizontal BPO, such as Finance and Accounting. The opportunity for service providers to start small and learn is diminishing rapidly as the demand for more comprehensive services is increasing.

Increasing Globalisation combined with *Industrialisation And The Emergence Of The IT Utility* are the current trends most likely to have the biggest influence on the shape of the IT services market in the longer term. In particular, there is a growing desire to pay for access to technology and business outcome, not for use of technology. This in turn will drive new options and models that could cannibalize or eliminate existing markets.

In addition to the six existing trends listed above, we expect to see a seventh trend starting to visibly impact the IT services market in 2007 and 2008;

The Drive For Sustainability: Sustainability encompasses the financial, environmental and social responsibilities of enterprises and governments, and is sometimes called the "3Ps" – profit, people and planet. The 3Ps go beyond many traditional Corporate Social Responsibility (CSR) programs and have been most visible in areas of the business such as property and facilities management. However, we have already seen enterprises starting to push their 3Ps requirements through to their IT organizations and their IT services providers. In addition, there is a growing awareness that IT directly impacts the amount of CO2 emissions and can impact the reduction of CO2 emissions. Strong public and political interest will ensure that Corporate Sustainability – the 3Ps - becomes a major trend in the industry that will affect all suppliers, users and IT organizations

4.1.4 Service lines

Consulting

Market growth in Europe is estimated at 5% to 6% per year to 2010 (Source: Gartner Western Europe IT Services Market Database). Across industry sectors, business intelligence, security and architecture consulting (especially SOA) are key growth drivers. Other growth drivers tend to be industry specific. For example; RFID in CPG, manufacturing and logistics, MiFID in financial services. Overall a clear distinction is emerging between business consulting standalone and the growing area of "consulting led" IT services engagements – where service providers use consultants to build close relationships with clients and construct business focussed, results orientated engagements. Industry focussed consulting will increasingly become an integral part of winning and delivering systems integration and long term outsourcing deals.

Systems Integration

The systems integration market shows steady growth driven by pursuit of value, legacy optimisation and regulatory changes. Market growth in Europe is estimated at 6% to 7% through to 2010 (Source: Gartner Western Europe IT Services Market Database), with application development approximately one third of the market. The application development and management market is healthy but prices are under continuous pressure. Testing is currently a niche growth area driven by the rate of business change, increased rigor required from regulatory requirements, a lack of customer capability, and cost. The testing market however is still evolving, and far from mature.

Although project services in Europe are returning to positive growth, the market has changed from the last major growth wave. One major change is the intense focus on value and performance measures. Together with a recent increase in staff to meet short term skill needs, there is an underlying trend to fixed price, service level based, contracts by the more mature customers.

Longer term, we expect the market to polarise with service providers needing to focus on either low cost functional services, or providing deeper, higher value services based on industry knowledge. The larger service providers could potentially do both.

Managed Operations

The IT infrastructure outsourcing and management services market is relatively mature, with analysts reporting the market share for the top ten providers remaining stagnant at 43% World wide and 57% in Europe. Growth in Europe is estimated at 8.1% to 2010 (Source: Gartner Western Europe IT Services Market Database). Datacenter outsourcing has the slowest predicted growth at 7.4% with network outsourcing showing the highest at 8.9%. While growth continues, per-unit prices will decline, putting pressure on service providers to reduce costs through increasing industrialization and offshore delivery.

Cost reduction and skill shortages remain major drivers for outsourcing, however deals are becoming more complex and there is an increased interest in flexibility, supporting business change and aligning with business requirements.

The decline in major outsourcing deals that has been reported by some analysts and advisors in the US, has not been reflected in Europe to the same extent. Average contract values and terms were up in 2006, but the long term trend will be down as the market slowly evolves from one of asset and management transfer to one of discreet services. Today contract terms are typically 3 to 5 years and average contract value less than 100M Euro.

Multi-sourcing strategies are common and a recent Gartner survey showed over a third of organisations planning to increase their number of major service providers – the current average number is 3.9.

Payment Services: The payment services business process outsourcing (BPO) market is extremely diverse, containing a combination of suppliers with a back-ground in various industry-specific processes, as well technology specialists and IT services providers. The market is stating to mature and we expect consolidation amongst service providers to continue. Growth is being driven by regulatory changes (eg: the Single European Payments Area), a proliferation of payment styles (eg: mobile payments), and security (eg: chip and pin in the United Kingdom, and the use of holograms).

4.2 MARKET SHARE AND COMPETITORS

According to Gartner, Atos Origin is the sixth largest IT services company in Europe. IT service market share rankings in Western Europe were as follows:

Ranking in Europe	Competitors in Europe	Western Europe Revenues 2006 (a)	Western Europe Market share
1	IBM	10,581	8.0%
2	Capgemini	6,270	4.7%
3	Accenture	5,865	4.4%
4	T-Systems	5,211	3.9%
5	EDS	5,086	3.8%
6	**Atos Origin**	**5,044**	**3.8%**
7	BT	4,459	3.4%
8	LogicaCMG	3,550	2.7%
9	Fujitsu	3,271	2.5%
10	Computer Sciences Corporation (CSC)	3,117	2.3%
Total market size Western Europe		**132,782**	**39.5%**

Source: Company Information – IT Services Europe Preliminary Market Share Gartner : April 2007 in USD with 1 USD = 0.79716 EUR

(a) In EUR million, based on Professional Services include Consulting Services (Consulting for Atos Origin), Development and Integration Services (Systems Integration for Atos Origin), IT Management (Managed Services for Atos Origin) and Process Management (On-line Services and BPO for Atos Origin), but excluding Product Support (Hardware and Software Maintenance and Support).

According to Gartner, based on 2006 figures for external IT spending, Professional Services market shares in each main country were as follows:

Country	Market Size (in EUR million)	Weight	Atos Origin Market Share	Atos Origin Ranking	Market Leader
United Kingdom	46,635	35%	2.2%	10	British Telecom
Germany	26,776	20%	2.2%	12	T-systems
France	16,834	13%	9.9%	2	Cap Gemini
Italy	9,487	7%	3.1%	7	IBM
The Netherlands	8,868	7%	11.9%	1	Atos Origin
Spain	7,493	6%	4.0%	7	INDRA
Other Europe	16,689	13%	0.7%		
Western Europe	**132,782**	**100%**	**3.8%**	**6**	

Source: Company Information – IT Services Europe Preliminary Market Share Gartner : April 2007 in USD with 1 USD = 0.79716 EUR

5 OPERATIONAL REVIEW

5.1 OPERATING PERFORMANCE

The underlying operating performance on the ongoing business is presented within operating margin, while unusual, abnormal or infrequent income or expenses (other operating income/expenses) are separately itemised and presented below the operating margin, in line with the CNC recommendation of 27 October 2004, before arriving at operating income.

(in EUR million)	6 months ended 30 June 2007	% margin	6 months ended 30 June 2006 (*)	% margin	% change	% organic change (**)
Revenue	2,890		2,696		7.2%	+2.7%
Operating margin	117.7	4.1%	133.0	4.9%	-12%	
Other operating income (expenses)	(10.0)		(74.5)			
Operating income	107.7	3.7%	58.5	2.2%	84%	

(*) June 2006 has been restated to be in line with December 2006 and June 2007 equity-based compensation classification in personnel expenses compared to classification in other operating income and expenses in June 2006.
(**) Organic growth at constant scope and exchange rates

The Group achieved an operating margin of EUR 117.7 million (4.1% of revenue) in H1 2007 compared with EUR 133.0 million (4.9% of revenue) in H1 2006.

The details from operating margin to operating income are explained in the financial review, in the following chapter.

5.2 REVENUE

5.2.1 Organic growth

Revenues for the first half ended 30 June 2007 amounted to EUR 2,890 million, up +7.2% against EUR 2,696 million for the equivalent period last year.

In the past 12 months, the Group has disposed of a number of businesses, which removed EUR 10 million from the comparative revenue base – mainly Actis in Germany, Twinsoft in Spain and Chile.

The companies Banksys and BCC acquired in December 2006 contributed for EUR 136 million in H1 2007.

Other restated elements are composed of the impact of exchange rate variations for EUR 0.5 million and change of accounting method for EUR 3.7 million.

After adjusting for disposals and at constant exchange rates, the H1 2006 revenue base was EUR 2,681 million.

(in EUR million)	6 months ended 30 June 2007	6 months ended 30 June 2006	% change
Published revenues	**2,890**	**2,696**	**+7.2%**
Disposals		(10)	
Acquisitions	+136		
Exchange rate impact and others		(4)	
Organic revenues (*)	**2,754**	**2,681**	**+2.7%**

(*) Organic growth at constant scope and exchange rates

Revenues in H1 2007 represented an organic growth of +2.7%, of which +2.5 % in the first quarter, and a slight acceleration in the second quarter to +2.9%.

(In EUR million)	Quarter 1 2007	Quarter 2 2007	Half-year 1 2007
Revenue	1,435	1,455	2,890
% top line growth	+6.9%	+7.5%	+7.2%
% organic growth (*)	+2.5%	+2.9%	+2.7%

(*) Organic growth at constant scope and exchange rates

5.2.2 Revenue per nature evolution

(in EUR million)	6 months ended 30 June 2007	% Total	6 months ended 30 June 2006	% total	% change	% organic change (*)
Sales of services	2,792	97%	2,537	94%	+10.1%	+6.0%
Purchase for re-selling	98	3%	158	6%	-38.1%	
Total	**2,890**	**100%**	**2,696**	**100%**	**+7.2%**	**+2.7%**

(*) Organic growth at constant scope and exchange rates

During the period, in line with the strategy to focus revenues on added-value and higher margin sales, sales of services represented 97% of total revenues, compared with 94% last year, and recorded a growth of +10.1% and +6.0% on an organic basis.

5.2.3 Revenue by geographical area

The revenue performance by **geographical area** was as follows:

(in EUR million)	6 months ended 30 June 2007	6 months ended 30 June 2006	% growth	% organic growth (*)	2007 revenue breakdown
France	807	809	-0.3%	+0.3%	28%
United Kingdom	528	541	-2.3%	-4.2%	18%
The Netherlands	548	519	+5.6%	+5.6%	19%
Germany + Central Europe	293	289	+1.2%	+3.2%	10%
Rest of EMEA	523	375	+39.6%	+4.4%	18%
Americas	118	98	+20.2%	+29.7%	4%
Asia – Pacific	74	65	+13.9%	+19.8%	3%
Total	**2,890**	**2,696**	**+7.2%**	**+2.7%**	**100%**

(*) Organic growth at constant scope and exchange rates

The revenue organic growth performance by geography shows that all the geographic areas generated organic growth except the United Kingdom.

The operations have been impacted in the United Kingdom and in Italy by a reorganization / restructuring program which has been implemented in the second half of 2006 in order to come back to profitability as soon as possible. The effect was a down-sizing of the operations and therefore the comparison basis between the first half 2007 and the corresponding period in 2006 is impacted by this down-sizing.

In **France**, the revenue showed a slight organic growth of +0.3% composed of:

- -5.5% decrease in AEMS France;
- Negative growth from France Consulting at -19.9%.
- Atos Worldline in France and France Managed Services grew respectively by +4.2% and +6.4% while Systems Integration is showing a very slight decrease

The decrease by -19.9% in France Consulting represents EUR 6 million and comes mainly from the ramp-down of two contracts where the activity was high last year, one with an insurance company and the other one named Copernic with the French Ministry of Finance. This explains a decrease by EUR 4.5 million out of the EUR 6 million, the remaining amount comes from a shortage of staff mainly in the financial sector. A recruitment campaign has been launched in order to increase the number of hiring and the effect in revenue should be visible as soon as the second half of the year.

Atos Euronext Market Solutions in France saw its revenue decreasing by -5.5% compared with last year where it benefited from one-off projects billed to Euronext for the transformation and the integration of the Euronext.Liffe IT platform.

Systems Integration France saw its revenue decreasing by -0.5% although the key performance indicators show a solid utilization rate at 83% and an average daily rate which increased by more than 7% from January to June 2007. Despite an attrition rate in this activity at 10.6%, meaning below Group average, the main issue remains the level of resources. In Systems Integration, the first half of 2007 has been focused on actions in order to reach a proportion of 50% close-shore staff compared to total. This objective has been successfully achieved and a plan has been launched in Q2 07 to increase staff volumes by hiring during the second half of the year. The plan is organised around global actions on recruitment campaigns, specific actions on targeted staff and retention actions. Actions have been implemented as well in order to increase the off-shore demand to India with contracts such as Renault and for near-shore in Morocco with banking customers.

Managed Services France, excluding Atos Euronext Market Solutions, is showing a growth of +6.4%. This includes ramp-ups which started at the beginning of the year and a good level of upselling business on existing clients.

In **the United Kingdom,** revenue decreased by -4.2% organic mainly impacted by Consulting with -16.7% organic decrease and Managed Operations with -2.7%. In the meantime, the Systems Integration limited its negative organic growth to -1.7%.

As already mentioned, the restructuring program implemented in the second half of 2006 and at the beginning of 2007 has downsized the operations and has an effect when comparing the period with the corresponding one of 2006.

In Managed Operations, the end of Metropolitan Police incurred in June 2006 has negatively impacted the revenue growth in the first half of 2007. Excluding this impact, the United Kingdom Managed Operations organic growth was +8.4%.

The contracts signed at the end of 2006 had a transition phase which is now nearly completed by the end of June 2007. These contracts did not provide in the first half 2007 the full service revenue due to the progressing transition period but, with the exception of NHS Diagnostics, will allow full service revenues as of the third quarter of 2007. On July 25th, the Department of Health has elected to terminate the NHS Diagnostics contracts which will slightly affect the expected growth in the second half of 2007 but partly compensated by incremental revenue with other contracts.

The Netherlands continue to generate a good organic growth at +5.6% despite tough market conditions in Consulting. This activity was stable despite a high attrition rate which reflects tensions on labour market. These are the results of the positive effects over the second quarter of 2007 to compensate the high attrition by increasing the utilization rate which increased by nearly 10 points between January and June 2007.

In Systems Integration, the organic growth is +6.3% and reflects a very active business despite a high attrition. The access to flexible subcontracting and the increase of offshore capacity has helped in generating the organic growth.

In Managed Services, The Netherlands generated a +6.5% organic growth. On top of the ramp-up of new contracts with ING, Delta and Telegraaf signed at the end 2006, the organic growth was reached by up-selling business for existing customers such as Nuon and the ramp-up of contracts signed at the beginning of 2006 such as Heijmans. This performance was reached despite the regular decline of

clients such as Philips and KPN. On 18 July 2007, KPN and Atos Origin announced that they have signed Heads of Agreement and Letters of Intent redefining their relationship in The Netherlands in order to reflect the changes in KPN's strategy. Atos Origin will continue to deliver most of the current services to KPN and the contracts will be extended with a minimum duration of 3 years. Atos Origin will transfer three of its six datacenter sites in the Netherlands back to KPN. The transfer is in line with Atos Origin's datacenter strategy, aiming at consolidating its existing datacenters into high availability main sites in The Netherlands and other key countries. Atos Origin will continue to perform application maintenance and enhancement services for KPN on the current application portfolio and data centres services. KPN has selected Atos Origin as its sole System Integrator for Enterprise Application Integration and for Delivery Orchestration.

In **Germany Central Europe**, the organic growth is +3.2%. After two years of integrating IT platforms for the two main customers KarstadtQuelle and E-Plus, Germany Central Europe is delivering strong benefits to these customers based on the long term contractual commitments. The consolidation of datacenters in Germany and the build-up of a strong application management platform allowed to make up-selling revenue on the existing customer base. This was particularly in Systems Integration which grew by +6.4%. This also allowed leveraging the infrastructure management in Germany to lead the European mainframe centers in Germany.

In the **rest of EMEA,** the total growth is +39.6% and came mainly from Banksys integrated as of January 2007 and which contributed for EUR 136 million in the first six months of 2007.

The organic growth is +4.4% as a mix between areas growing with double digits and Italy with a planned revenue decrease according to the restructuring plan which led to -5.5%. The growing areas are as follows:

- Spain with strong organic growth at +12.2% from a good development in financial services with banking institutions such as BBVA, Caja Madrid, Bankinter and La Caïxa and in public sector with Renfe National Railways,
- Mediterranean countries which grew organically at +46.3% and Africa at +97.9% with several new contracts mainly in the telecom sector with Digitel, Swisscom, Avea or Maroc Telecom. Some contracts with telecom operators have been transferred from Italy to Turkey,
- Belgium with +12.9% organic growth.

In Italy, revenue decreased by -5.5% mainly as a consequence of severe actions to restructure the operations, from very small size contracts not renewed on the initiative of the Company, and a reorganization of the business units. Nevertheless, the revenue decline which was -9.5% in the first quarter, was limited to -1.4% in the second quarter in 2007.
Despite a dynamic Telecom sector and extensions to new sectors signed with Regione Sicilia, the market environment is still difficult and the price pressure continues. Industry sector remains difficult particularly in Application Management and Enterprise Resource Planning.
Since Q4 2006, the Italian operations performed a significant restructuring plan which is well advanced as of June 2007 with 310 staff notified, 80 in H2 2006 and 230 in 2007 in line with expectations. Among these people, 215 staff already left the Company at 30 June 2007. As a result, and thanks to more focused management control the utilization rate increased from 78% in January to 80% in June 2007.

Americas organic growth was +29.7% and is particularly supported in South America by the effect of the Pan-American Games which will end in the course of the fourth quarter this year.

Asia Pacific is back to a strong growth in 2007 with + 19.8% thanks to Systems Integration with +40.5%. The off-shore activity made in India and in Malaysia did not contribute to this strong growth since its associated revenues are recognised as internal revenue.

5.2.4 Revenue by service line

The revenue performance by **service line** was as follows:

(in EUR million)	**6 months ended 30 June 2007**	**6 months ended 30 June 2006**	**% growth**	**% organic growth (*)**	**2007 revenue breakdown**
Consulting	189	206	-8.4%	-6.5%	7%
Systems Integration	1,168	1,131	+3.3%	+3.9%	40%
Managed Operations	1,533	1,359	+12.8%	+3.1%	53%
Total	**2,890**	**2,696**	**+7.2%**	**+2.7%**	**100%**

(*) Organic growth at constant scope and exchange rates

In H1 2007, organic revenue decrease in **Consulting** was 6.5%, with revenues of EUR 189 million compared with EUR 202 million in H1 2006 on a constant scope and exchange rates. Excluding the United Kingdom, where the strong decrease of -16.7% was expected due to the operational basis in the first months of 2006, the organic decrease was limited to -1.1%. The total performance of Consulting in H1 was affected by the ramp-down of contracts such as Ministry of Finance, an insurance company in France and Ministry of Defence in the United Kingdom which contributed more to the revenue in H1 2006. Excluding these three contracts, the revenue growth of Consulting was +1% in H1 2007 compared to H1 2006.

The average direct internal staff expressed in number of full-time equivalents has decreased by 2% during the period from 2 293 to 2 238.

At the same time the number of subcontracted FTEs has decreased by -16% from 306 to 259 particularly with the ramp-down of the Ministry of Defence contract in the United Kingdom.

Therefore, the revenue per head has decreased -5% during the period.

The attrition rate in Consulting reached 26.7% on an annual basis after a second half of 2006 at 25.3% which followed 22.2% in H1 2006. In the three major countries where the Group operates its consulting activities, there are significant tensions on the labour market making it difficult to attract and retain skilled consultants.

The utilization rate was 62% in H1 2007 after having reached 66% in H2 2006 following 65% in H1 2006. The improvement in the United Kingdom by +4% between H2 2006 and H1 2007 was offset by a decrease of 1% in France and 4% in The Netherlands in the same period.
In order to come back to the good performance of the last years, strong actions have been launched and are well underway at the same time in The Netherlands, France and the United Kingdom. In France, a new CEO has been hired externally and started to manage this activity in May 07.
Recruitment campaigns have been reinforced in the three countries in order to increase the volume of staff and to come back to organic growth. In addition, the management is focusing with specific actions in order to retain best people and to decrease the level of attrition rate.
The management is also focused on strong actions to increase the utilization rate and to come back to the good levels of the last years.
As a consequence, the utilization rate already improved in France from 66% to 71% between Q1 07 and Q2 07, and from 58% to 62% from Q1 07 to Q2 07 in The Netherlands.

Spain and Belgium continued to contribute increasingly to the revenue of Consulting with respectively EUR 28 million and EUR 8 million in the period. In both countries, the utilization rate reached 74% at the end of June 2007.

Revenues in **Systems Integration** were +3.9% higher organically in H1 2007, with revenues of EUR 1,168 million compared with EUR 1,124 million in H1 2006 on a constant scope basis. Excluding the United Kingdom and Italy which decreased organically by respectively -1.7% and -6.8%, the organic growth of the Group was +6.3%.

The organic growth was driven by The Netherlands which continues to improve its business developed last year in this area, Iberia thanks to support for a few of the Group's major international clients and good development in Financial Services and Public sector, South America with the positive impact of the Pan-American games, and Mediterranean Countries and Africa with several new contracts mainly in Telecom sector.

The average direct internal staff has increased by +1.9% during the period from 20 795 to 21 197.

In the meantime, the number of subcontractors increased by +11.4% from 1 698 to 1 892 in the same period, representing 8% of total productive staff.

As a result, the revenue per head slightly increased by +0.6% in H1 07 compared to H1 06.

The attrition rate in Systems Integration reached 15.9% on an annual basis after 14.7% in H2 2006 following 12.2% in H1 of last year. France and the United Kingdom were below Group average, in opposition to The Netherlands which suffered from an increase of attrition in the period.

The utilization rate was 80% average in the first six month of 2007, close to the level of 81% in H1 and H2 of last year. Between January and June 2007, the utilization rate improved by 2 points in the Group with France and the United Kingdom both better by 1 point respectively at 83% and 78%.

The organic revenue growth in **Managed Operations** was +3.1%, with revenues of EUR 1,533 million compared with EUR 1,355 million in the first six months of 2006 on a constant scope basis. Excluding the United Kingdom and Italy, organic growth reached +5.1% the United Kingdom organic growth in the period was -2.7% and Italy was -1.6%.

The organic growth in the period of +3.1% resulted from positive +3.3% in IT Outsourcing business, +5.1% increase in payment systems offset by a -2.6% decrease in BPO mainly due to the delay in the start of the NHS Diagnostics contract.

The increase of Managed Operations in H1 07 has been affected by the effects from the four large contracts ramp-down such as Metropolitan Police, KPN, Philips and Euronext and represented the equivalent of -4.7% organic decrease.
On the opposite, the six new large contracts signed in 2006 meaning DCA, NFUM ING, Pan-American Games, Delta, and Telegraaf represented the equivalent of +5.4% growth while some of them were in the transition phase in the first half and therefore did not deliver full service revenue which will start to flow in Q3 2007. Such transition phase contracts are NHS Scotland completed in April 2007, NFUM completed in early July 2007, Gateway Portal with the portal completed in June 2007 and DCA completed for the first phase in June 2007 and full transition completion expected in September 2007.

The organic growth of +3.1% in Managed Operations also came from the signatures made in 2007 and more up selling on existing customers.

For Atos Worldline, revenue is higher than expected thanks to better volumes within Banksys, coming from a good trend of the Run and Build activity. Banksys contributed to Atos Worldline revenue by EUR 136 million in H1 2007.

5.2.5 Order input

The Book to bill ratio in H1 2007 was 88% compared to 93% in H1 2006.
On a 12 months period from 1 July 2006 to 30 June 2007, the book to bill ratio is 114% with an order entry at EUR 6 353 million.

The main signatures in renewals and new business in H1 2007 were with clients such as: Alstom, EDF and LCH Clearnet in France, ING Nationale, Nuons, and Equens in The Netherlands, Incenti, Alcatel Lucent and E-Plus in Germany, Department for Environment Food and Rural Affairs, NHS Scotland, Euronext and Network Rail in the United Kingdom, Caja Madrid in Spain, BCC Vita in Italy and Tai Fook in Asia Pacific.

At the end of June 2007, full order backlog increased to EUR 8.1 billion higher by EUR +0.9 billion compared to H1 06. This represents 1.4 years of revenue before impact of the NHS Diagnostics contracts termination.

Full pipeline amounts to EUR 2.5 billion and is below H1 06 level by EUR 0.4 billion following signatures of large contracts that were made in H2 2006 for more than EUR 1.5 billion in the United Kingdom and The Netherlands.

Compared to 31 December 2006, the full pipeline increased by EUR 0.4 billion.

5.2.6 Revenue by industry sector

The revenue performance by **industry sector** was as follows:

(in EUR million)	6 months ended 30 June 2007	6 months ended 30 June 2006	% growth	% organic growth (*)	2007 revenue breakdown
Public Sector and Utilities	771	714	+7.9%	+7.3%	27%
Financial Services	645	549	+17.5%	+9.7%	22%
Manufacturing	528	533	-1.0%	-2.1%	18%
Telecoms and Media	454	483	-6.0%	-5.2%	16%
CPG & Retail	310	250	+23.8%	-6.0%	11%
Transport	111	112	-0.4%	-1.1%	4%
Others	71	54	+31.8%	+38.8%	2%
Total	**2,890**	**2,696**	**+7.2%**	**+2.7%**	**100%**

(*) Organic growth at constant scope and exchange rates

The Group is organised in five main industry sectors, which represent 94% of total revenues.

The Group again strengthened its **Public Sector and Utilities** position (27% of total Group revenue, with a +7.3% organic increase) with French, Dutch and British government ministries and in the healthcare sector, as well as with utilities companies. The first 6 months of 2007 benefited from the new contracts signed or renewed at the end of last year in the United Kingdom, as DCA or NHS Scotland, and Delta in utilities in The Netherlands.

The **Financial Services** sector (22% of total Group revenue, with a +9.7% organic increase) benefited from Banksys and BCC integration, and new contracts as NFUM in the United Kingdom and ING in the Netherlands.

Manufacturing (18% of total Group revenue), which includes the previous Discrete Manufacturing and Process Industries, slightly decreased over the period by -2.1% organically and benefited from new contracts in France, compensating an overall decrease in high-tech, which was directly linked to Philips account year-on-year.

Telecoms and Media represented 16% of total Group revenue, and decreased over the period

(-5.2%), as a result of clients decline such as France Telecom – Orange and Vodafone and productivity savings share with clients like KPN. Good fertilization and new businesses like Telecom Italia mitigated the trend.

Retail and CPG represented 11% of total Group revenue, and reached a strong increase over the period (+24%), due to Wordline linked to Banksys integration (mass market linked to acquiring business and terminals) with new clients as Delhaize in Belgium.

Others increase organically over the same period of last year is +38.8% and mainly explained by the effect of Pan-American Games of Rio which will end in the course of Q3 07. **Transport** sector remained flat over the period.

5.3 OPERATING MARGIN AND MARGIN RATE

5.3.1 Operating margin performance

The operating margin performance was as follows:

(in EUR million)	6 months ended 30 June 2007	6 months ended 30 June 2006	% growth
Revenue	2,890	2,696	7.2%
Operating margin before 3 O 3 costs	**129.3**	**133.0**	**-2.8%**
Operating margin rate	**4.5%**	**4.9%**	**-0.4 pt**
3 O 3 Transformation Plan costs	(11.6)		
Operating margin	**117.7**	**133.0**	**-12%**
Operating margin rate	**4.1%**	**4.9%**	**-0.8 pt**

As far as the seasonality is concerned, the start of the year is traditionally impacted by a contractual reduction in revenues on long term contracts where the Group has agreed in advance to share specific benefits with clients. There is also a global salary increase estimated at +3% in 2007 which took place at the beginning of the year and represented a negative impact of 1.6 point on the margin rate.

The performance of the operating margin in the first half of 2007 was EUR 117.7 million representing 4.1% of revenues. The operating margin rate improved in Q2 07 compared to Q1 07 by more than one point, from 3.5% to 4.6%.

(in EUR million)	Quarter 1 2007	% margin	Quarter 2 2007	% margin	Half-year 1 2007	% margin
Revenue	1,435		1,455		2,890	
Operating margin	**50.5**	**3.5%**	**67.2**	**4.6%**	**117.7**	**4.1%**

The operating margin is considered after equity-based compensations (stock options, management investment plan and long-term incentive plan) for an amount of EUR 4.9 million, after the recurring restructuring for an amount of EUR 5.5 million , and operating costs linked to the Transformation Plan for EUR 11.6 million.

5.3.2 Operating margin by service line

The operating margin performance by service line was as follows:

(in EUR million)	6 months ended 30 June 2007 (*)	% margin	6 months ended 30 June 2006 (*)	% margin	% growth
Consulting	11.5	6.1%	25.6	12.4%	-55%
Systems Integration	39.4	3.4%	35.9	3.2%	10%
Managed Operations	104.4	6.8%	105.6	7.8%	-1%
Corporate	(37.6)	-1.3%	(34.1)	-1.3%	10%
Total	**117.7**	**4.1%**	**133.0**	**4.9%**	**-12%**

(*) Corporate costs exclude Global Service Lines costs

The operating margin at the end of June was EUR 117.7 million representing 4.1% of revenues. Despite a significant improvement in Systems Integration and the good performance of Managed Operations, the decline in Consulting associated with the EUR 8.1 million costs of Transformation impacting the Corporate ended in a reduction by 0.8 point compared to the 4.9% of H1 2006.

The operating margin rate of 4.1% of revenue was helped by the profitability of the Managed Operations activities including the contribution from Banksys for the first time and the start of the NHS Scotland contracts during the first half of 2007.

The **Consulting** activity had a decrease of its operating margin from EUR 25.6 million to EUR 11.5 million mainly coming from lower revenue due to ramp-downs in the Ministry of Defence contract in the United Kingdom, Ministry of Finance and an insurance company in France. The decrease by 4% of the direct staff was not enough to compensate the decrease in revenue.

The improvement in **Systems Integration** comes mainly from the United Kingdom where the first half of 2006 was impacted by overruns on difficult contracts. The operating margin improved also in The Netherlands and in Germany Central Europe. As described below in geographical area analysis, the situation in Systems Integration was affected by a lower revenue base and by a lack of resources in France.

In **Managed Operations**, the operating margin reached EUR 104.4 million in H1 2007 compared to EUR 105.6 in H1 2006 with very differentiated situations by geographical area as explained below.

5.3.3 Operating margin by geographical area

The operating margin performance by geographical area was as follows:

(in EUR million)	6 months ended 30 June 2007 (*)	% margin	6 months ended 30 June 2006 (*)	% margin	% growth
France	30.2	3.7%	52.7	6.5%	-43%
United Kingdom	15.2	2.9%	27.4	5.1%	-45%
The Netherlands	56.3	10.3%	53.6	10.3%	5%
Germany + Central Europe	21.3	7.3%	18.5	6.4%	15%
Rest of EMEA	30.1	5.8%	13.5	3.6%	124%
Americas	4.7	4.0%	5.0	5.1%	-5%
Asia - Pacific	6.0	8.2%	3.7	5.7%	65%
Corporate central	(37.6)	-1.3%	(34.1)	-1.3%	10%
Global Service Lines costs	(8.7)	-0.3%	(7.2)	-0.3%	21%
Total	**117.7**	**4.1%**	**133.0**	**4.9%**	**-12%**

(*) Corporate central costs and Global service lines costs not allocated to the countries

In **France**, the operating margin for Consulting declined by EUR 2.1 million mainly resulting from the external revenue. The lack of business has generated more efforts in the pre-sales activity and a higher level of bench.

The organization implemented in June 2007 with a new CEO appointed is focused on recruiting new partners, managers and senior consultants and on a strong sales action plan. A recruitment campaign has been launched in order to increase significantly the number of hiring in the second half of the year. Recent new deals signed particularly in the public sector will comfort the improvement in France in the second half of the year.

In France Systems Integration, the operating margin in the first half of the year was EUR 9.8 million less than H1 2006, of which EUR 2.7 million are costs of Transformation for the industrialization plan. The remaining portion comes mainly from a slow start of the activity in January and February impacting operating margin by EUR 4.4 million and one working day less compared with 2006 having an impact of EUR 2.6 million. In parallel, net productivity improved with the industrialization plan and the certification of service centres.
The improvement of the mark-up level remains one of the top-priority for 2007. A Human Resources plan has been announced and launched in May to re-skill and re-adapt the development staff in Paris and to transfer part of the workforce from Paris to Regions. The start of off-shoring to India and near-shoring to Morocco will also contribute to lower the average daily cost.

In France Managed Services, operating margin decreased by EUR 3.4 million compared to H1 2006 of which EUR 0.6 million for transformation plan launched to improve productivity and to lower the cost base. The revenue growth coming from the start of new contracts which were still in a transition stage did not contribute yet to the operating margin.

In the **United Kingdom,** the operating margin in Consulting has been impacted by the ramp-downs of the Ministry of Defence and the Department of Work and Pensions contracts where margin dropped respectively by EUR 2.1 million and EUR 1.4 million in H1 2007 compared to the same period last year. The rest of the decrease in the operating margin came from lower revenue following the restructuring plan implemented in the second half of 2006 which has down-sized the Consulting operation in the United Kingdom.

In Systems Integration, when comparing H1 2007 to H1 2006, the operating margin increased by EUR 13 million mainly coming from a better situation in the large difficult contracts which were settled in 2007 with the exception of one.

In Managed Operations, operating margin was down compared to H1 2006 due to the ramp-down of the Metropolitan Police contract which ended in Q2 2006, a decrease of the volumes contracted with Department of Trade and Industry and the delay of the NHS Diagnostics contract.

In **The Netherlands**, the operating margin increased by EUR 2.8 million. This improvement mainly came from Systems Integration where the operating margin increased by EUR 4 million thanks to a better mark-up, strong increase in productivity of maintenance and software development projects and from the increase of off-shoring. In Managed Operations, The Netherlands were able to maintain their operating margin despite the lower volumes with KPN and Philips and transition costs on new contracts.

In **Germany & Central Europe**, the operating margin in H1 2007 increased by EUR 2.8 million compared to H1 2006. The improvement came from Systems Integration for EUR 1.5 million mainly from a better utilization rate which reached 82% in June 2007 and from margin improvement in Austria and in Poland respectively for EUR 0.5 million and EUR 0.3 million. In Managed Operations operating margin improved by EUR 1.3 million compared to H1 of last year thanks to costs savings in purchasing and synergies through optimization of datacenters. In the meantime, a contract started in 2006 provided a full effect in 2007 and compensated the long term commitments on price with large customers.

In **the rest of EMEA**, the operating margin improved from EUR 13.5 million to EUR 30.1 million which is a mix of differentiated situations.
Italy, following the restructuring plan and the down-size of the operations, in a still difficult market situation, had an operating loss of EUR -5.3 million. However, in May and June 2007 Italy was close to break-even which was encouraging for the second half of 2007.
Spain improved its operating margin and reached EUR 8.6 million mainly thanks to a better situation in Systems Integration with a better focus on projects delivery and a decrease of the overruns.

The performance of rest of EMEA has been boosted by the contribution of Banksys where the integration with Atos Worldline is well underway in order to increase the global profitability of Atos Worldline.

In the **Americas**, the operating margin had a slight decrease due to a lower revenue in North America offset by the contribution of the Pan-American games.

In **Asia Pacific**, the operating margin increased by EUR 2.3 million at EUR 6 million due to the strong increase of revenue in Systems Integration providing an additional EUR 2 million compared H1 2006.

6 TRANSFORMATION PLAN

Focusing our Efforts and Driving Change

A Transformation Plan has been launched with 3 objectives over 3 years to accelerate the organic growth, improve efficiency and operate as a global company. The financial targets are to double in absolute value the operating margin between 2006 and 2009 and to generate a strong corresponding free cash flow.

The Transformation Plan is centred on 7 initiatives, divided into more than 70 projects and impacts all countries of Atos Origin.

The 7 initiatives which are detailed below are the following:
1. **Sales** - Optimisation of Sales efficiency and increase organic growth,
2. **Industrialisation** - Through standardisation of processes and tools,
3. **Offshoring** - Targeting 20% in offshore and nearshore by end 2009 in Systems Integration,
4. **Managed Operations Global Delivery** - To ensure standardised, consolidated global delivery,
5. **Talents** – A strong Human Resources program to attract, develop and retain best people,
6. **Finance, HR, and IT Support Functions** - Stronger and more efficient key functions,
7. **Purchasing** - Global purchasing to reduce costs.

Achievements H1 2007

During the first half of 2007, the Transformation Plan has already achieved a number of overall measurable results. These include:
- The opening of Atos University Sales & Markets with the objective to train and update the sales force and to define a career path
- The choice of common industrialization tools, processes and organization for all countries in Systems Integration
- The implementation of a new governance model in India with margin in the demand countries
- The start of an aggressive recruitment campaign in India doubling the number of net joiners per month as of May 2007
- The launch of a staff adaptation plan for 700 FTEs in France
- The acceleration of consolidation of mainframe activities into one centre in Germany and the closing of such activities in Italy
- Data Centre consolidation. The closing of two data centres in the United Kingdom and in Germany, 3 others preparing to close
- The launch of specific global purchasing projects on 5 priority categories to provide quick wins

The individual H1 achievements and future milestones for the seven project initiatives are detailed below.

6.1 SALES

6.1.1 Sales initiative objectives

Increasing organic growth is the first objective of the 303 Program. Therefore, the Company has decided to increase the investment in Sales, mainly on the sales force and on the offerings. Within the objectives of the Transformation Plan, the aim of the Sales Initiative is to:

- **Accelerate organic growth through**:
  - The creation of a strong sales culture and increased competence and motivation of the sales force
  - Delivering more added value for the customer through the introduction of Global Markets and innovation as an additional dimension to countries and service lines
  - More cross-selling and up-selling of solutions and increased leverage of existing solutions through a group-wide push-approach

- **Increase operational efficiency by:**
  - Homogenous and aligned sales organizations, processes, tools and governance rules to maximize efficiency between sales and delivery

- **Improve ability to operate as a global company by presenting:**
  - One single face to the customer
  - Consistent standards for both sales and delivery across the group

6.1.2 Sales initiative achievements

During H1 2007, this initiative has delivered the following achievements:

- **Reinforcing of Global Markets function** – As clients increasingly expect their technology partners to be genuine business partners, rather than pure suppliers of technology services, an in-depth understanding of the clients' business is vital.

  The Company has therefore decided to reinforce the Global Market function as a third dimension next to country organizations and Global Service Lines. From now on Global Markets will play a leading role in the design of the sales strategy and the development of international business. They will also fulfil operational functions such as:
  - Driving and maintaining key offers to clients (e.g. MMT - Maximising Manufacturing Together and NGIN - Next Generation Intelligent Networks).
  - Managing and updating the service portfolio in conjunction with the Service Lines.
  - Providing support for international and cross service lines bids.

  The setup to allow Global Markets perform these roles for the existing Global Markets (Financial Services, Telecom & Media, Manufacturing, Retail) has been launched with the objective to be completed in Q4 07.

- **Increased efficiency of the sales cycle** - A more homogenous sales organisation is being created, governed by the same rules and processes and supported by the same tools. This will allow the Company to create the best conditions for winning new clients, implement uniform account plans for existing national and multinational accounts, and align all players involved in sales trough coherent objectives. Furthermore, it will help Atos Origin present a more "global face" towards the customer who will in turn benefit from seeing and dealing with the same organisation, mode of operations and standards across the group.

- **Establishment of the Atos Origin University for Sales and Markets** – During H1 2007, the Company launched the Atos University Sales & Markets. This facility is crucial to the development of a strong and sustainable sales culture within the group. Its highly professional training program is targeted primarily at the sales force, but operational managers whose activity involves customer contact are equally entitled to benefit from this important training initiative.

  Building on three pillars - strategic selling skills, industry knowledge, and IT knowledge - Atos University Sales & Markets takes existing training initiatives, which typically focused on one country or service line community, to a new level and introduces new state-of-the-art training concepts and tailor-made courses.

  The one-week modules are highly interactive and extremely practical. In addition to classroom learning, participants work on projects that are very similar to real-life situations, and which they have to defend in front of a jury involving actual Atos Origin clients.

  The entire experience favours team spirit and creates beneficial opportunities for the exchange of experience and expertise, fostering a culture of networking on an international scale. After completion of a series of modules to a certain standard, the best performers are encouraged to further their training by applying for a Senior Executive Management Program.

- **Sales Career Path -** The Company has decided to allocate the sales force between profiles which are more "hunter" oriented and more "farmer" oriented. It is indeed vital for the Company to increase the number of sales people with a profile of "hunter" in order to open new logos. As far as account managers ("farmers") are concerned, the Company wants to enhance the profile to include excellent sales and consultative skills and a strong understanding and experience of delivery. The company has therefore launched a career path, taking existing practices to a new level.

  By mapping this sales career path to the internal "Global Capability Model" of the Company, the sales executives will have a precise knowledge of their position in the organisation and any opportunities for careers outside of sales (in delivery, consulting etc.).

  This will allow finding the best match between the skill set of sales people and the customer portfolio, enabling Atos Origin to reassign sales staff as required more effectively in order to deliver increased profitable revenue growth.

6.1.3 Sales initiative next milestones

The next major milestones for the Sales Initiative over H2 2007 are:

- **Global Markets:**
  - Launch of additional Global Markets (Healthcare, Public Sector, Energy and Utilities) with Global Market leaders in place for all 7 global markets (Q4 07).
  - **Sales Change Management:**
    By the end of 2007, uniform sales organisations, processes and account plans will be in place everywhere. This will be operational for 2008.
- **Atos University Sales & Markets :**
  The University expects to train 260 sales people by the end of 2007 and 750 in 2008. This will ramp up to the equivalent of the total sales force of the Company on a full-year basis in 2009.
- **Sales Career Path:**
  The full vision of the career opportunities for the entire sales force will be available at the start of Q4 07. This will allow the Company to optimise and reassign sales staff and achieve better and more effective productivity.

6.2 INDUSTRIALIZATION

6.2.1 Industrialization initiative objectives

Within the objectives of the Transformation Plan, the aim of the Industrialisation Initiative is to:

- **Accelerate organic growth through**:
  - Freeing up of resources to fuel organic growth
  - Gaining higher competitiveness and increase the win-ratio

- **Increase operational efficiency by:**
  - Decreasing cost of delivery and project slippage by more than 1% of external revenue
  - Decreasing the number and severity of delivery accidents
  - Increasing engineering productivity per function point
  - Facilitating and enabling close-, near- and offshoring

- **Improve ability to operate as a global company by:**
  - Sharing of best practices
  - Enabling global delivery: same processes & same tools
  - Better measurement and benchmark of operational KPIs across geographies

Industrialisation is also a very important enabler for close-near- and offshoring since it will bring standardized processes with transferable deliverables across all development centres.

6.2.2 Industrialization initiative achievements

During H1 2007, this initiative has delivered the following achievements:

- The following projects have been launched:
    - Business Requirements
    - Software Production line
    - Test factory
    - Productivity Management
    - Project Management
    - Application Mining
    - Configuration Management

The **Business Requirements** project aims at developing and managing requirements specifications of high quality (build-able and test-able), making the software engineering process more productive and predictable. A standard approach to requirement engineering provides a solid base for software development and maintenance and is also an important enabler for efficient off-shoring (clear Front-Office Back-Office. Finally, the resulting high quality requirements will contribute to a reduced test effort.

The **Software Production Line** project covers the overall efficiency improvement of the whole software lifecycle by creating "software factories" in which application development and application maintenance are executed in an industrialized fashion operating at cost at CMM3 level to optimize development and maintenance.

The other projects are related to "point solutions" covering one specific area of improvement where significant gains can be achieved.

The implementation of a **Testing Factory** aims at industrialising the software testing process leading to a reduction of 20% of the testing effort, improved test quality and reduction of elapsed time through 24/7 testing capabilities.

The main objective of the **Productivity Management** project is to make productivity measurable and provide a standardized method and tooling for estimation. Function Point Analysis (FPA) will be deployed as the standard for productivity measurement.

The **Project Management** will improve the process and tooling to enable project managers to take business responsibility for their projects, which leads to lower overrun and less administrative work. Furthermore, the implementation of tooling for the multi project management/ resource management process will reduce administrative costs.

Through the **Application Mining** project, better support will be provided to the application management community over the entire application lifecycle by:

- Providing automatically standardized technical and documentation (reverse engineering).
- Accelerating the providing of an application base line (time) and by improving estimate quality (money) in due diligences.
- Enhancing correctness of estimates by improving bug fixing in cases of significant modifications of existing code.
- Accelerating knowledge acquisition and sharing and therefore an optimal support of front office / back office delivery organizations, integration of new team members and an easier team mobility.
- Measuring quality of applications using health factors, i.e. maintainability, robustness, transferability, performance and security.

The aim of the **Configuration Management** project is to implement best-in-class standards to manage all configuration items that are being used, built and maintained. The scope comprises all configuration items including documents for development projects and application management.

For each of the above mentioned projects, teams involving experts of all main countries designed blueprint solutions on the basis of best practices existing in the Group and recognised market standards. These blueprint solutions include processes, organisation, tooling and approach to people & change.

Furthermore, a common strategy for the use of tooling based on a Shared Services Centre approach on a cost-per-seat basis was defined and agreed. This will optimize efficiency and ensure common processes and deliverables. Preparations for the Shared Service centre have meanwhile started and the centre is expected to go live in Q3 07.

On 4 July 2007, the buy-in and commitment of all Systems Integration country managers on these solutions was achieved. Furthermore, a roadmap, with a step by step improvement path and clear and measurable milestones were defined.

- CMM3 certification has been accelerated in various countries. Recently, the 6th development centre in France has been certified CMM3. Various others in Europe will follow shortly.

6.2.3 Industrialization initiative next milestones

The next major milestones for the Industrialisation Initiative are:

- Purchasing of tools completed: end of Q3 07
- Start of Country-Roll out: end of Q3 07
- Go-Live of the Shared Services Centre for tooling: end of Q3 07

6.3 OFFSHORING

6.3.1 Offshoring initiative objectives

Within the objectives of the Transformation Plan, the aim of the Offshoring Initiative is to:

Accelerate organic growth through:

- Enhanced competitiveness (lower blended rate) to increase the attractiveness of propositions and win new clients
- Access to a broader resource pool to better answer our clients' needs
- Higher growth through increased ability to recruit on- and offshore

Increase operational efficiency by:

- Having "activities performed where they belong", offering right mix of price, customer proximity and skills
- Offshore and Industrialization working jointly, industrialization being a pre-requisite to offshore

Improve ability to operate as a global company by:

- The compensation of resource shortage in Europe
- Identical governance and standards of delivery of services, irrespective of where they are produced

These objectives will be achieved by growing the amount of work delivered from Offshore and Nearshore locations from 6% in 2006 to 20% in 2009. The overall target mix for 2009 is:

- 40% of services provided onshore
- 40% of services provided close-shore (province)
- 20% of services provided near-and offshore locations (of which nearshore: 3%)

	Target announced in February	Target announced in May
	6 100	8 000
Systems Integration	4 500	6 100
Managed Operations	1 600	1 900

Offshoring in Atos Origin - Strengths and Differentiators

- The offshore presence of Atos Origin in Managed Operations is a strong differentiator. At the end of 2006, already more than 600 FTEs were working near / offshore for customers in Mumbai (servers), Kuala Lumpur (Desktops), Morocco (Desktops today, server management being implemented), and Poland.
- For Systems Integration, the pipeline is strong for French speaking nearshore in Morocco, especially in the Banking and Telecom sectors.
- In India, the country oriented organisation set up to meet local European requirements was very well received by customers thanks to a smooth handling of the language issue.
- Over 70% of the work is delivered on a fixed-price basis through Service Level Agreements. This represents a competitive advantage compared to pure Indian players

6.3.2 Offshoring initiative achievements

During H1 2007, this initiative has delivered the following achievements:

- In order to balance its global sourcing capabilities, Atos Origin launched projects to strengthen existing offshore, nearshore and closeshore sites in the following locations:
  - India (offshore)
  - Brazil (offshore)
  - Morocco (nearshore)
  - Spain (nearshore + closeshore)
  - Italy (closeshore)
  - Germany (closeshore)

Furthermore, the Company has initiated pilots in new offshore and nearshore centres in other locations Nevertheless, for the time being the main focus will remain on India.

1. **India**

   The Indian operations have been transformed into a shared service centre organisation working on cost-basis, and the other existing offshore locations are following the same path (Brazil and Morocco are next). Consequently, with margin remaining in the demand countries and a resulting strong price differential, a significant incentive has been created in European countries to move more work to offshore and nearshore centres.

   As a result, all countries have managed to achieve or even exceed their budget of the volumes (expressed in FTEs) to be offshored to India.In the U.S., 40% of the business is off-shore

   In Germany in particular, Atos Origin is taking strong and promising positions in offshoring (India already represents 10% of the SI workforce in Germany) despite an overall limited maturity of the German market with regard to offshoring.

   The recruitment process in India is well in place, producing approximately 100 net additions per month as of May 2007, and attrition has decreased slightly.

   The company has opened in Bangalore a secondary location besides Mumbai on the basis of a contract signed using 80 FTEs and is planning to leverage this presence up to

400 seats. Furthermore, the establishment of an Atos Origin campus in Pune is planned for 2008.

For internal projects, such as the enhancement and support of the internal ERP system, India is also a key offshore location where all the technical and application maintenance has been already transferred.

2. **Brazil**
In Brazil, the Company is already present in Sao Paolo (1,500 FTEs working mostly for subsidiaries of large European clients). The opening of service centre is planned for the beginning of Q3 07 in Curitiba, which is about 20% more cost competitive than Sao Paulo. The centre in Curitiba will serve both the domestic market (close shore) and work for other western countries (offshore).

3. **Morocco**
Through the "Casanearshore" location initiated by the Government in Casablanca, Morocco has become a key nearshore country for the French market due in particular to a strong demand in the Financial Services and Telecommunications sector.
The development of the Company's nearshore centre in Morocco has gained speed and scale thanks to two factors:
   - The acceleration of the Managed Services (infrastructure) implementation: Atos Origin already provides desktop services and is extending to server management
   - The signature of a strategic deal with a Financial Services institution

   The headcount targets for Morocco are the following: 50 full-time equivalents in 2007, 250 in 2008 and 400 in 2009

4. **Armenia**
An initiative specializing on Mainframe technologies has been started in Armenia. For these legacy technologies, profiles have become costly and hard to find in traditional offshore locations. This approach has been initiated with a local partner with a target to be around 200 staff in 2009.

6.3.3 Offshoring next milestones

The next major milestones for the Offshoring initiative are:

- Further acceleration of recruitment in India and preparation of the opening of a campus center in Pune
- Finalization of nearshore centre in Armenia (Q3 07)
- Setting-up of governance model in Brazil in line with the model in India (Q3 07)
- CMM3 Certification of nearshore centre in Brazil (Q3 07)

6.4 MANAGED OPERATIONS GLOBAL DELIVERY

6.4.1 Managed operations global delivery initiative objectives

Within the objectives of the Transformation Plan, the aim of the Managed Operations Global Delivery Initiative is to:

Accelerate organic growth through:
- Improve cost structure and gain productivity to compensate for structural market price erosion
- Enhanced competitiveness and flexibility to win more bids

Increase operational efficiency by:
- Protection and improvement of margin through:
  - Standardized, clarified offers and processes
  - Consolidated structures
  - Offshoring

- Optimized organization

Improve ability to operate as a global company by:

- Industrialization: unification and systematization of tools and processes
- Global Delivery model implemented across Managed Services

6.4.2 Managed operations global delivery initiative achievements

Nine projects have been launched worldwide with a special focus on 4 key countries: France, Germany, The Netherlands, the United Kingdom. For all technical projects, the 3 year plan is now defined and their execution has started. Overall, this initiative will allow the Company to achieve annual savings of EUR 50 million on a full-year-basis.

During H1, this initiative has delivered the following achievements:

- **Mainframe Consolidation** - For Europe, the Company has decided to consolidate all the IBM mainframe activities into one single mainframe centre located in Germany. The consolidation will contribute to increase the competitiveness of these activities. Furthermore, the Company has launched the creation of European competence centres which will result in staff decrease in the operations.

  The mainframe consolidation project is well advanced:
  - Italy has moved to Germany in June 2007,
  - 50% of clients in the Netherlands have already moved to Germany and the transfer of the remaining clients will be completed by October 2007,
  - The transfer of France and the United Kingdom has been initiated and will be finalized in the course of 2008.

- **End-to-end Desktop Service Optimization** - The on-site support activities are being optimized and made more cost-efficient through:
  - Self support tooling (fewer calls through voice servers and service portals)
  - Increased productivity and higher first-call resolution, resulting in less staff for the same number of calls
  - Increase of the volumes processed in selected offshore countries (Poland, Malaysia, Morocco and Surinam)

- **Server Management Optimization** - The objective of this project is to create a global service delivery architecture for Server Management that enables the achievement of best in class cost effectiveness through effective use of Human resources, Infrastructure, process, & tooling. In particular, the Managed Services teams use virtualization of servers and storage on demand, thus producing savings through productivity improvement and offshoring.

- **Offshoring** - Offshoring for Managed Services will develop from 600 staff (end of 2006) to 1,900 in 2009 in the Service Desk, Server Management and Monitoring activities in India, Malaysia, Poland and Morocco. Offshore sites have been assessed and action plans have been set up in order to guarantee their capability to increase their activity.

- **Overstaffing** - The plan to streamline the organisation has been launched during the first half of 2007 according to the initial plan. The target is to decrease the number of headcounts by 100 staff at the end of 2007.

- **Indirect Organization** - Actions have been taken to further reduce indirect staff where necessary.

- **Data Centre Consolidation** - The plan to optimise the data centre infrastructure has been launched and will result already in 2007 in a reduction of number of Data Centres by 5 (out of 37 existing currently in Europe already in 2007). The objective is to divide by two the number of Data Centres by the end of 2009. The plan is also to provide high-level twin Data Centres in each main country.

- **AOSN/AOVN Optimisation** - The global service network will be optimised in order to provide a cost effective solution to the cross border activities for offshore and European competence centres. The objective is to share our global service network with our internal IT network.

- **Service Management Improvement** - The service management process and tooling will be harmonized over countries. It will mainly provide the required infrastructure for delivering the services globally and contribute to the operating margin improvement.

6.4.3 Managed operations global delivery initiative next milestones

The next major milestones for the Managed Operations Global Delivery Initiative are:

- End 2007:
  - Mainframe transfer of the Netherlands finalised (in addition to Italy)
  - 5 Data Centres closed,
  - Increase of offshore capacity by 400 to reach 1,000 staff
  - 80% of the total overstaffing plan achieved
  - Cleanup of the organization achieved.
- Mid 2008:
  - New Global network operational (AOSN/AOVN)
- End 2008
  - Mainframe consolidation: Transfer of France and the United Kingdom completed, Mainframe fully located in Germany.

6.5 TALENTS

6.5.1 Talents initiative objectives

Within the objectives of the Transformation Plan, the aim of the Talents Initiative is to:

Accelerate organic growth through:

- Developing of a pool of high performing employees to fill key positions, to prepare for changing business models and for a more global working environment.
- Increasing the ability to develop and retain the best talented people

Increase operational efficiency through:

- Standardized and homogenous HR processes, tools and solutions to support Talent Management effectively and allow HR staff to focus on value added tasks

Improve ability to operate as a global company through:

- Fostering global and international mindset through increased mobility

Over the next three years, the aim of the initiative is to make talent management a competitive advantage in the market, to be able to attract, develop and retain the best talented employees for Atos Origin.

The Transformation Program includes comprehensive investments in people to develop their competencies and skills in order to ensure the competitive advantage of the Company for the future.

As Atos Origin develops its image as the employer of choice in the IT sector, the Company has to attract the best quality candidates to evolve into a highly-skilled, efficient, globally-minded organization. Furthermore, it needs to define challenging roles and career opportunities to keep people motivated, develop a truly global culture and to nurture the future leaders in the Company.

The talent pyramid incorporates the main focus of the Talent Management Initiative:


Planning
HR Review
Development & Training
& Performance Management
Recruitment
Employee Services
HRIS*

*** HR Information System**

6.5.2 Talents initiative achievements

During H1, this initiative has delivered the following achievements:

- The company has started to improve the main processes related to talent development, focusing on three key projects:
    - The implementation of a new online Global Performance Management system for setting clear and measurable objectives for performance.
    - The strengthening of the Atos University with the continuation of the Global Leadership Development Program GOLD.
    - The implementation of a new international development program (RELAY) and increase of mobility across functions
- A very experienced dedicated talent manager has been assigned to fulfil these tasks.
- Good progress has been made on the active management of individual development plan execution and the development and implementation of career paths.

6.5.3 Talents initiative next milestones

The next major milestones for the Talent Initiative are:

- **Annual Human Resources Review and Talent Identification**:
    - The review by the Executive Committee of key positions and position jobholders in the organization and the identification of the pool of top talents.
    - Nomination of participants in the Global Leadership Development Program (GOLD) and participants in the International development program (RELAY) :
        - ➢ From June 2007 to September 2007: Annual Human Resources Review and talent identification and validation.
        - ➢ Q3 2007: Implementation of a mobility program called "RELAY".

- **Performance Management & Individual Development Plan**: the design and implementation of a new online Performance Management system for the Group in 2007 and the development and implementation of an online individual development plan in Q4 2007.

- **Training & Development**: the implementation of specific training initiatives aimed at competency development and improvement for specific groups of professionals in the organization. Further development of career paths based on the existing competency framework; the Global Capability Model:
    - Implementation of the Project Management and Technical Architects training and career framework (Q4 2007)
    - Implementation of a new version of GOLD (Q1 2008)
    - Development and implementation of career paths (on-going)

- **Succession Planning**: to ensure that talent management initiatives result in actual consideration of talents for assignments and key positions within the Group.
    - Active management of individual development plan execution (on-going)

- **Development of a new Recruitment Strategy**: The objective is to establish a new recruitment strategy based on business and market analyses.
  - Diagnostic of business requirements and market trends (July 2007)
  - Implementation of a single recruitment support system (2008)

6.6 FINANCE, HUMAN RESOURCES AND IT INITIATIVE OBJECTIVES

6.6.1 Finance, human resources and IT initiative objectives

Within the objectives of the Transformation Plan, the overall aim of the Finance, Human Resources and IT Initiative is to:

Accelerate organic growth through:

- Improved ability to deliver high value added services :
  - Optimize profitability of organic growth
  - Enhance predictability
  - Ensure complete reliability of information

Increase operational efficiency by:

- Accelerating and increasing the efficiency of support to business and employees:
  - Enhanced Finance efficiency and cost monitoring
  - Efficient HR systems with Employee and Management Self Services
  - Consolidation of back-office functions into Shared Services Centres

Improve ability to operate as a global company by:

- Effective support for the design and implementation of the Group strategy.
- Proactive monitoring of the evolution of service offering and pricing, customer profitability and the talent labour market.
- Helping Atos Origin to operate globally trough move from customized local solutions to single global applications.

The **specific focus of the Finance initiative** is on:

- The implementation of a new financial organisation and governance where all the country CFOs report directly to the Group CFO.
- The standardisation of processes and systems.
- The implementation of a Shared Services Centre.

The **specific focus of the HR Initiative** is on:

- The personnel administration and Payroll Process for which costs have to be reduced and the service level to be improved
- The training process which requires:
  - a more global approach led jointly by HR and the operations
  - closer involvement of purchasing
- The recruitment process, for which a better balance between internal recruitment staff and external suppliers of hiring services has to be achieved

The **specific focus of the IT initiative** is on:

- Achieving standardization, simplification and economies of scale of the IT function, thus improving support to the business, reinforcing control and achieving measurable margin impact.
- Developing the internal IT tools and infrastructure of Atos Origin as a showcase for its clients.
- Reversing the current pattern of IT development to 70% central – 30% local.

The transformation of IT Function is focused on 3 main projects:

- Establishing a governance model to better support Business objectives (Single IT Organization, Customer Advisory Boards).
- Helping Service line & Support function defines target business processes and develops future ERP in line with Atos Origin future business model.
- Optimizing Infrastructure costs via common solutions deployed globally (Helpdesk, Hosting).

6.6.2 Finance, human resources and it initiative achievements

Finance has delivered the following achievements:

- Implementation of a new Group controlling organization in order to reinforce the control of the operations and to better support the business
- Centralization of expert functions (Treasury, Tax and Internal Audit) in order to optimize the cost base and improve efficiency
- Streamlining of Group Financial processes in order to implement the foundations of the new Group ERP

Human Resources have delivered the following achievements:

- The streamlining and reengineering of 4 main HR processes towards a common core-model interfaced with the countries:
  - Personal administration and payroll
  - Training
  - Recruitment
  - HR purchasing in coordination with the Purchasing initiative
- HR Function Efficiency improvements:
  - HR job mapping and function upskilling
  - Related change management actions (on-going)

IT has delivered the following achievements:

- After the hiring of a new Group CIO who joined the Company in May 2007, Atos Origin has implemented an efficient and centralized Business Process and IT organization under a common management.
- To ensure continuous processes improvement, internal dedicated resources are in the process of being hired to design and maintain Atos Origin core processes. These resources will contribute to change the mindset of the Company in order to move to business processes stretching across organisational entities.

6.6.3 Finance, human resources and it initiative next milestones

The next major milestones in **Finance** are:

- The improved core financial processes and associated IT system requirements will be delivered by the end of the year
- The business model for the implementation of a Shared Services Centre will be completed in October. The pilot and start of deployment will take place in 2008.

The next major milestones in **HR** are:

- The streamlining and reengineering of Workforce management and planning (to be launched in 2008)
- Design, implementation and follow-up of the KPIs for the main functions and processes (End of design: 1 September 2007, go-live: Q1 2008).
- HR Function Efficiency Enhancement: The design, implementation and progressive roll-out of a Shared Services Organization for HR functions with little added value (Start in Q1 2008)
- Design, implementation and follow-up of the KPIs for the main functions and processes (End of design: 1 September 2007, go-live: Q1 2008).

The next major milestones in **IT** are:

- The Company-wide process model and a supporting IT architecture will be established in 2008.

6.7 PURCHASING

6.7.1 Purchasing initiative objectives

Within the objectives of the Transformation Plan, the aim of the Purchasing Initiative is to:

Accelerate organic growth through:

- Early involvement of Purchasing in the pre-sales process in order to optimize the competitiveness of offers
- Implementation of a monitoring system to track & log savings in P&L

Increase operational efficiency by:

- Margin improvement thanks to purchasing savings
- Alignment of the information structures across countries
- Ensuring that all purchases are covered by purchasing departments
- Involving Purchasing in budget process

Improve ability to operate as a global company by:

- Earlier and stronger involvement of purchasing in strategic decisions and in the specification process

6.7.2 Purchasing initiative achievements

During H1, this initiative has delivered the following achievements:

- The company has implemented a more efficient organization characterized by:
  - Centralized purchasing teams under one management, facilitating group leverage and harmonized practices.
  - Full aggregation of company-wide purchasing power.
  - Effective information sharing and Category Management at group and local levels.
  - Improved efficiency with 100% control of external spend by purchasing organization (early and proactive involvement of purchasing, systematic validation and approval of Service Lines requests, all orders logged in procurement systems).

- Furthermore, the Company has decided to introduce new purchasing methods (e.g.: reverse auctions) and launched projects on five priority categories which represent approximately 20% of the total spend:
  - PCs and Servers
  - Subcontractors
  - Storage
  - Midrange Maintenance
  - Telecommunication Voice
- Other immediate actions have been identified either linked to global categories or to local country initiatives.
- The overall savings target for all these measures is EUR 59 million. Preliminary assessment has suggested a potential of more than EUR 10 million additional savings on the priority categories already in 2007. In order to achieve these savings, detailed action plans have been developed and agreed.

On the categories below, the following progress has been made:

- **Subcontractors:**

Netherlands: Request for Proposal launched in May, negotiations ongoing

United Kingdom: Price negotiation with main supplier in June resulted in 11% price reduction

France: Request for Proposal launched

Telecommunications:

Request for Quote launched group-wide for fixed and mobile phones

- **Midrange maintenance**:
  Request for Proposal launched
- **PCs and Servers**:
  Request for Information launched, e-RFP and e-auctions in July

6.7.3 Purchasing initiative next milestones

The next major milestones for the Purchasing Initiative are:

- Recruitment of a new Corporate Purchasing Officer to join in H2 2007
- **Subcontractors:** Netherlands, France: finalize negotiations following the launch of a Request for Proposal.
- **Telecommunications:** Finalize negotiations for fixed and mobile following launch of RFP
- Finalize roadmap for VoIP, effect of rollout expected in 2008.
- **PCs and Servers**: Finalize negotiations following e-auction.

7 HUMAN RESOURCES REVIEW

7.1 CHANGE IN THE GROUP WORKFORCE

	30 June 2007	30 June 2006
Headcount opening	**49,841**	**47,684**
Change in scope	(201)	(436)
Hiring (*)	5,171	4,617
Leavers (*)	(3,990)	(3,731)
Restructuring	(511)	(373)
Headcount at closing	**50,310**	**47,761**

(*) Permanent staff only, excluding temporary staff movements

Changes in scope related to business disposals in the period, including disposals of Actis in Germany (-158 people), Chile (-81 people) and Marben Product in France (-34 people) and acquisitions of Unimédecine (+73 people) for Atos Worldline.

The level of recruitment has been sustained during the first half of the year with 5 171 which is higher than last year at the same period by +12% confirming the capacity of the Group to recruit people.

Leavers comprise voluntary permanent staff leavers, permanent staff who have been dismissed and those who have retired. The number of leavers in H1 2007 was 3 990, 6% only higher than last year. Staff attrition rose in line with the business growth trend and increased to 14.8%, compared with 12.7% in 2006, which confirms some tension on the European labour market.

A total of 511 employees left the business in H1 2007 under specific and localised re-organisation programs as part of the business transformation. These staff who left the Company were located in the United Kingdom, Italy and France.

7.2 STAFF MOVEMENTS BY SERVICE LINE AND COUNTRY

Employees	30 June 2007	31 Dec. 2006	Change	Average 1st half 2007	Average 1st half 2006	Change
Consulting	2,625	2,698	-2.7%	2,638	2,740	-3.7%
Systems Integration	24,514	24,836	-1.3%	24,506	23,988	+2.2%
Managed Operations	22,936	22,132	+3.6%	22,732	20,724	+9.7%
Corporate	235	181	+29.8%	199	190	+4.7%
Total	**50,310**	**49,847**	**+0.9%**	**50,075**	**47,642**	**+5.1%**
France	14,973	14,887	+0.6%	14,959	14,158	+5.7%
United Kingdom	6,304	6,322	-0.3%	6,282	6,689	-6.1%
The Netherlands	8,420	8,248	+2.1%	8,380	8,314	+0.8%
Germany + Central Europe	3,752	3,882	-3.3%	3,772	3,841	-1.8%
Other EMEA	10,494	10,443	+0.5%	10,511	9,286	+13.2%
Americas	2,618	2,774	-5.6%	2,637	2,494	+5.7%
Asia-Pacific	3,565	3,110	+14.6%	3,334	2,671	+24.8%
Corporate	184	181	+1.7%	199	190	+4.7%
Total	**50,310**	**49,847**	**+0.9%**	**50,075**	**47,642**	**+5.1%**

The average full-time equivalent internal and external productive staff grew from 44,233 in H1 2006 to 46,797 in H1 2007 representing an increase of +5.8% to be compared with a revenue increase of +7.2% and even an IT services growth of +10.1%. The highest area of staff growth both on staff movements and average staff is Asia Pacific and reflects the strategy of the Group to increase the offshore staff in countries such as India and Malaysia

In the meantime, the average full-time equivalent indirect staff increased from 5,540 to 5,758 . This represents an increase of +4% to be compared again with a revenue growth of +7.2% . This increase includes Banksys effect of 322 staff. Excluding Banksys the indirect FTEs decreased by 104 representing -1.8% while the revenue organic growth was +2.7%. This highlights the efforts engaged in 2007 to contain the evolution of indirect staff while not benefiting yet from the implementation the support function shared service center.

7.3 STAFF BY REGION AT 30 JUNE 2007


UK
6,300
Benelux
10,000
France
15,100
Central Europe
3,750
North America
750
Spain
5,850
Italy
2,700
Asia/Pacific
3,600
Africa
100
South America
1,850
Total Employees 50,300
end of June 2007

7.4 EMPLOYEE AND MANAGEMENT SHAREHOLDING

In 2006, Management Board proposed to the Supervisory Board to change the employees and management shareholding structure by implementing a balanced employee stock purchase plan and management incentive and investment plans.

This was presented and approved to the 2006 Annual General Shareholder meeting on 23 May 2006 and progressively implemented thereafter.

In the third quarter of 2006, the Group launched the international stock employee purchase plan opened to 40 000 employees in 10 countries.

2% of common stocks were subscribed in late December 2006. Through a reserved increase of capital with 20% discount and leveraged scheme, 3,900 employees participated to this plan. It will be renewed in 2007 with a 1% capital increase.

In March 2007, the Supervisory Board approved the launch of the Long Term Incentive plan (LTI) and Management Investment Plan (MIP) reserved to the top 400 managers of the Group.

The LTI is a free share scheme which can represent between 25% and 50% of the annual variable salary at nominal value. The scheme is performance related as the vesting of the free shares is conditioned to presence in the Group during two years as well as Group financial performance reached. The financial indicator is the cumulated two years (fiscal years 2007 and 2008) operating cash flow before restructuring, less capital expenditure. Due to the occurrence of a specific process

with potential investors from March to May 2007, the implementation has been suspended until the end of the process which happened on 14 May 2007.

The scheme was then implemented and has resulted to the grant of 168,658 performance free shares at a market value of EUR 43.98 to 372 managers.

The LTI scheme is not dilutive to the shareholders as Atos Origin bought 214,500 shares on the market in May 2007 to match the engagement.

The MIP is a retention plan reserved as well to the top 400 managers and is Atos Origin stock investment conditional. The top 400 managers were invited in June 2007 to buy Atos Origin shares and in counterpart to be granted of one free share for one bought share. The vesting over two years is conditioned to presence in the Group and not selling the personal investment in Atos Origin shares during that period.

At the end of the subscription period, 168 managers invested in 217,110 Atos Origin shares and were granted equivalent 218,185 conditional free shares valued at a market value of EUR 45.64.

This plan as well is not dilutive for the shareholders as the Group bought 225,500 shares on the market during June 2007 to match the engagement. After the vesting period of two years, these free shares of the LTI and the MIP are subject to a two years lock-up.

These two new schemes replace the annual stock option plan with an equivalent income statement value but benefit to the shareholders as it is not dilutive whereas annual stock options plans were dilutive by 1.75% of common stock.

8 FINANCIAL REVIEW

8.1 INCOME STATEMENT

The Group reported a net income (Group share) of EUR 57.3 million for the first six months of 2007, which represents 2.0% of Group revenues in the period.

(in EUR million)	6 months ended 30 June 2007	% margin	6 months ended 30 June 2006 (a)	% margin
Operating margin	117.7	4.1%	133.0	4.9%
Other operating income / expenses	(10.0)	-0.3%	(74.5)	2.8%
Operating income	107.7	3.7%	58.5	2.2%
Net financial expense	(7.3)		(5.4)	
Tax charge	(37.6)		(35.0)	
Minority interests and associates	(5.5)		(7.7)	
Net income – Group share	**57.3**	**2.0%**	**10.4**	**0.4%**
Normalised net income Group share (*)	**68.4**	**2.4%**	**86.1**	**3.2%**

(*) Defined hereafter
(a) June 2006 has been restated to be in line with December 2006 and June 2007 Equity-based compensation classification in personnel expenses compared to classification in other operating income and expenses in June 2006.

8.1.1 Operating margin

Operating margin represents the underlying operational performance of the on-going business and 4.1% of total revenues of the period.

8.1.2 Operating income

The main components of other operating income/expenses are reorganisation and rationalisation charges of EUR 29 million mainly in Italy and in the United Kingdom, and a net gain on disposal of assets of EUR 22 million, mainly related to the disposal of the Actis business in Germany.

As a result, the operating income for the first six months 2007 reached EUR 107.7 million, and represents 3.7% of total revenues of the period.

8.1.3 Net financial expense

Net financial expense amounted to EUR (7) million for the period, including a net cost of financial debt and non-operational financial costs.

The net cost of financial debt was EUR (13) million, based on an average net debt of EUR 479 million during the period. The average cost of borrowing was 5.23% in the period before interests swaps (5.55% including them). The net cost of financial debt was covered 9 times by operating margin, compared with a requirement for not less than 4 times cover under the terms of the new facility.

Non-operational financial costs were EUR 5 million credit mainly relating to better terms on return on pensions plan assets.

8.1.4 Tax charge

The tax charge has been calculated by applying the full year expected effective tax rate, as per IAS 34 - Interim Financial reporting requirements.
The Group effective tax rate is 37.5%. This high tax rate is impacted by Italy where the taxation is based on value added while the Italian operations provided an operating loss and restructuring costs. Excluding these effects, the effective tax rate is below 30%. On a long term basis, the expected effective tax rate is 32.5% on the current scope of the Group.

8.1.5 Minority interests

Minority interests included shareholdings held by joint venture partners and other associates of the Group in the operations of Atos Euronext Market Solutions (50%) and Atos Worldline Processing Services in Germany (42%).

8.1.6 Normalised net income

The Group share of net income before unusual, abnormal and infrequent items (net of tax) was EUR 68.4 million, 2.4% of total revenues.

(in EUR million)	6 months ended 30 June 2007	6 months ended 30 June 2006
Net income Group share	**57.3**	**10.4**
Restructuring and rationalisation	(29.4)	(7.8)
Net charge/release of provision	(2.2)	(5.6)
Capital gain (loss)	21.6	(1.0)
Other operating income (expenses) basis	(10.0)	(14.5)
Sum of unusual items net of tax	**(6.2)**	**(10.0)**
Impairment losses on long-term assets		(60.0)
Stock options (not deductible)	(4.9)	(5.7)
Sum of other unusual items not taxable	**(4.9)**	**(65.7)**
Normalised net income Group share	**68.4**	**86.1**

8.2 EARNINGS PER SHARE

(in EUR million)	6 months ended 30 June 2007	% margin	6 months ended 30 June 2006	% margin
Net income – Group share	**57.3**	**2.0%**	**10.4**	**0.4%**
Normalised net income – Group share	**68.4**	**2.4%**	**86.1**	**3.2%**
Weighted average number of shares	68,898,338		67,424,238	
Diluted weighted average number of shares (*)	69,136,128		68,022,727	
Basic EPS	**0.83**		**0.15**	
Diluted EPS	**0.83**		**0.15**	
Normalised basic EPS	**0.99**		**1.28**	
Normalised diluted EPS	**0.99**		**1.27**	

(*) With dilution impact only

Based on a weighted average of 68,898,338 shares in issue during the first half of 2007, earnings per share (Group share) were EUR 0.83, and on a diluted weighted average basis of 69,136,128 shares in the period, earnings per share (Group share) were EUR 0.83.

Based on the normalised net income of EUR 68.4 million, the earnings per share (Group share) were EUR 0.99.

8.3 CASH FLOW AND NET DEBT

The Group began the year with an opening net debt of EUR 360 million. The cash flow from operating activities reached EUR 144.8 million, or 5.0% of total revenues, including EUR 53.1 million of staff reorganisation and data centre rationalisation expenses.

This performance was temporarily impacted by an increase in working capital of EUR 103.3 million in the period due to seasonal effects, as last year at the same period. Nevertheless, the seasonality impact has been twice lower than last year due to stronger cash management and change of bonus

structure to include quarterly targets on net debt. The working capital position should improve sharply in the second half of the year, by the combination of a reduction in working capital as last year in H2 and higher cash flow from operations linked to a higher operating margin in H2.

(in EUR million)	6 months ended 30 June 2007	6 months ended 30 June 2006
Cash from operating activities	**144.8**	**188.9**
Income tax paid	(17.1)	(9.1)
Change in working capital	(103.3)	(197.2)
Net cash from operating activities	**24.4**	**(17.4)**
Capital expenditure	(169.1)	(95.5)
Disposal of intangible and tangible assets	1.3	1.2
Net cash from current operations	**(143.4)**	**(111.7)**
Other changes	(27.8)	(25.2)
Net cash before financial investments	**(171.2)**	**(136.9)**
Financial investments	2.9	(15.4)
Disposal of financial assets	20.0	6.9
Net financial investments	**22.9**	**(8.5)**
Net cash flow	**(148.3)**	**(145.5)**
Opening net debt	**(360.3)**	**(180.5)**
Closing net debt	**(508.6)**	**(325.9)**

8.3.1 Change in working capital

The negative change in working capital of EUR 103.3 million over the period is the result of both the negative seasonality factors, including annual bonus payments, and an increase in DSO ratio from 68 days in December 2006 to 74 days end of June 2007.

8.3.2 Operating investments

Capital expenditure amounted to EUR 169 million over the period, representing 5.8% of Group revenues, which is as anticipated higher than previous periods, due to strong investment for more than EUR 50 million related to new contracts signed at the end of last year in the Managed Operations activity, an amount of EUR 20 million for data centers consolidation, EUR 10 million coming from Banksys and the continuous efforts to replace capital expenditure financing from operating lease to own cash flow. This policy has been implemented in 2005, to get a better control of the life cycle of our industrial assets. As a result, the off-balance sheet commitments for operating leases on IT equipment have been reduced from EUR 97.2 million at the end of 2006 to EUR 76.3 million at the end of June 2007.

8.3.3 Other changes

Other changes include mainly purchases of treasury stock (EUR 21 million) linked to the pre-financing of the Management Investment and Long-Term Incentive Plans, and financial interests paid EUR (7 million).

8.3.4 Net financial investments

Net financial investments concern mainly a EUR 6.6 million positive price adjustment on Banksys acquisition, the acquisition of the Uni-Medecine Group (EUR 2.4 million) and remaining amount for new deposits. Disposal of financial assets concerns mainly the sale of the Actis business in Germany.

8.3.5 Bank covenants

The Group is substantially within its borrowing covenants, with a consolidated leverage ratio (net debt divided by OMDA) of 1.3 at the end of June 2007. The consolidated leverage ratio may not be greater than 2.5 times under the new multi-currency revolving facility.

(in EUR million)	6 months ended 30 June 2007	6 months ended 30 June 2006	Covenants 2007
Operating margin	**117.7**	**133.0**	
Depreciation of fixed assets	101.5	87.8	
Operating net charge/(release) to provisions for current assets	5.1	(0.5)	
Operating net charge/(release) to provisions for losses and contingencies	(9.6)	(6.9)	
Net charge/(release) of provisions for staff expenses	(11.5)		
Net charge/(release) of provisions for pensions	(8.7)	2.6	
Net book value of assets sold	1.5		
Equity-based compensation	4.9	5.7	
OMDA	**200.9**	**221.7**	
Closing net debt	**508.6**	**325.9**	
Leverage ratio (Net debt divided by OMDA)	**1.27**	**0.74**	**< 2.5**

The consolidated Interest cover ratio (operating margin divided by the net cost of financial debt) was 9 times in the first half. It may not be less than 4 times throughout the term of the new multi-currency revolving facility.

(in EUR million)	6 months ended 30 June 2007	6 months ended 30 June 2006	Covenants 2007
Operating margin	**117.7**	**133.0**	
Net cost of financial debt	**(12.5)**	**(11.1)**	
Coverage of Net cost of financial debt by Operating margin	**9**	**12**	**> 4.0**

8.4 MOTHER COMPANY RESULTS

The result before tax of the mother company amounts to EUR (25) million for the first semester 2007, compared with EUR 173 million for the first semester 2006.

9 HALF-YEAR FINANCIAL REPORT

9.1 Statutory auditors' report on the half-year condensed consolidated financial statements for the period ended 30 June 200

9.2 Half-year condensed consolidated financial statements

9.2.1 Consolidated income statement

9.2.2 Consolidated balance sheet

9.2.3 Consolidated cash flow statement

9.2.4 Consolidated statement of changes in shareholders' equity

9.2.5 Notes to the half-year condensed consolidated financial statements for the period ended 30 June 2007

- General information
- Basis of preparation and significant accounting policies
- Financial risk management
- Notes to the half-year condensed consolidated financial statements

9.1 STATUTORY AUDITORS' REVIEW REPORT ON HALF-YEAR CONDENSED FINANCIAL STATEMENTS FOR THE PERIOD ENDED 30 JUNE 2007.

To the Shareholders,

In our capacity of statutory auditors and in accordance with the requirements of article L 232-7 of the French Commercial Law (the Code de Commerce), we hereby report to you on:

- the review of the accompanying condensed half-year consolidated financial statements of Atos Origin, for the period January 1 to June 30, 2007,
- the verification of information contained in the half-year management report.

These condensed half-year consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34- standard of the IFRSs as adopted by the European Union applicable to Interim financial information.

Without qualifying the conclusion expressed above, we draw attention to note 20 which sets out the subsequent events, in which Atos Origin describes the uncertainty with respect to the unilateral termination of a contract in UK that occurred subsequently to June 30, 2007.

In accordance with professional standards applicable in France, we have also verified the information given in the interim half-year financial report commenting the condensed half-year consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-year consolidated financial statements.

Paris and Neuilly-sur-Seine, August 28, 2007
The statutory auditors

Grant Thornton	**Deloitte & Associés**
Membre français de Grant Thornton International	
Daniel Kurdjian	Jean-Paul Picard
Vincent Papazian	Jean-Marc Lumet

9.2 HALF-YEAR CONDENSED FINANCIAL STATEMENTS

9.2.1 Consolidated income statement

(in EUR million)	Notes	6 months ended 30 June 2007	6 months ended 30 June 2006 (a)	12 months ended 31 December 2006
Revenue		**2,890.0**	**2,695.8**	**5,396.9**
Personnel expenses	Note 3	(1,601.1)	(1,516.1)	(2,995.9)
Operating expenses	Note 4	(1,171.2)	(1,046.7)	(2,154.3)
Operating margin		**117.7**	**133.0**	**246.7**
% of revenue		**4.1%**	**4.9%**	**4.6%**
Other operating income and expenses	Note 5	(10.0)	(74.5)	(406.7)
Operating income		**107.7**	**58.5**	**(160.0)**
% of revenue		**3.7%**	**2.2%**	**-3%**
Net cost of financial debt		(12.5)	(11.1)	(22.7)
Other financial income and expenses		5.2	5.7	11.5
Net financial income	Note 6	(7.3)	(5.4)	(11.2)
Tax charge	Note 7	(37.6)	(35.0)	(76.6)
Share of net income from associates		(0.0)	(0.1)	0.1
Net income		**62.8**	**18.0**	**(247.7)**
Of which:				
- Group share		**57.3**	**10.4**	**(264.4)**
- Minority interests	Note 8	5.5	7.6	16.7

(in EUR and number of shares)				
Net income - Group share per share	Note 9			
Weighted average number of shares		68,898,338	67,424,238	67,614,323
Basic earnings per share		**0.83**	**0.15**	**(3.91)**
Diluted weighted average number of shares		69,136,128	68,022,727	67,614,323
Diluted earnings per share		**0.83**	**0.15**	**(3.91)**

(a) June 2006 has been restated to be in line with December 2006 and June 2007 Equity-based compensation classification in personnel expenses compared to classification in other operating income and expenses in June 2006.

9.2.2 Consolidated balance sheet

(in EUR million) ASSETS	Notes	30 June 2007	31 December 2006
Goodwill	Note 10	2,042.3	2,045.6
Intangible assets		121.6	118.3
Tangible assets		442.1	382.4
Non-current financial assets		52.1	45.0
Non-current financial instruments	Note 16	0.6	-
Deferred tax assets		266.7	258.0
Total non-current assets		**2,925.4**	**2,849.3**
Trade accounts and notes receivable	Note 11	1,753.1	1,599.9
Current taxes		35.0	46.7
Other current assets		273.0	226.3
Current financial instruments	Note 16	1.1	1.2
Cash and cash equivalents	Note 12	184.3	453.9
Total current assets		**2,246.5**	**2,328**
TOTAL ASSETS		**5,171.9**	**5,177.3**

(in EUR million) LIABILITIES AND SHAREHOLDERS' EQUITY		30 June 2007	31 December 2006
Common stock		69.0	68.9
Additional paid-in capital		1,306.8	1,304.2
Consolidated reserves		264.9	536.6
Translation adjustments		27.1	29.6
Net income for the period		57.3	(264.4)
Shareholders' equity – Group share		1,725.1	1,674.9
Minority interests		169.1	165.5
Total shareholders' equity		**1,894.2**	**1,840.4**
Provisions for pensions and similar benefits	Note 13	446.2	458.6
Non-current provisions	Note 14	117.8	131.9
Borrowings	Note 15	463.7	589.2
Deferred tax liabilities		53.0	54.9
Non-current financial instruments	Note 16	-	1.2
Other non-current liabilities		1.1	0.5
Total non-current liabilities		**1,081.8**	**1,236.3**
Trade accounts and notes payable	Note 17	669.3	609.1
Current taxes		86.9	69.6
Current provisions	Note 14	103.4	132.1
Current financial instruments	Note 16	1.9	1.9
Current portion of borrowings	Note 15	229.2	225.0
Other current liabilities	Note 18	1,105.2	1,062.9
Total current liabilities		**2,195.9**	**2,100.6**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**5,171.9**	**5,177.3**

9.2.3 Consolidated cash flow statement

(in EUR million)	Notes (*)	6 months ended 30 June 2007	6 months ended 30 June 2006	12 months ended 31 December 2006
Net income Group share		**57.3**	**10.4**	**(264.4)**
Depreciation of fixed assets		101.5	87.8	176.3
Net charge to operating provisions		(24.7)	(4.8)	(2.0)
Net charge to financial provisions		(8.1)	(6.8)	(20.6)
Net charge to other operating provisions		(13.9)	44.3	(25.1)
Impairment of long-term assets		-	-	377.6
(Gains) / losses on disposals of fixed assets		(23.0)	0.9	(11.7)
Net charge for equity-based compensation		4.9	5.7	23.2
Minority interests and associates		5.5	7.7	16.7
Financial instruments		0.3	(4.7)	1.2
Financial interests		7.3	13.5	22.7
Tax charge (including deferred tax)		37.7	35.0	76.6
Cash from operating activities before change in working capital requirement, financial interests and taxes	a	144.8	188.9	370.5
Taxes paid	b	(17.1)	(9.1)	(39.3)
Change in working capital requirement	c	(103.3)	(197.2)	(42.5)
Net cash from / (used in) operating activities		**24.4**	**(17.4)**	**288.7**
Purchase of tangible and intangible assets	d	(169.1)	(95.5)	(207.7)
Proceeds from disposals of tangible and intangible assets	e	1.3	1.2	2.1
Net operating Investments		(167.8)	(94.3)	(205.6)
Amounts paid for acquisitions and long-term investments	f	2.7	(15.4)	(345.2)
Cash and cash equivalents of companies purchased during the period	g	0.2		52.7
Proceeds from disposals of financial investments	h	25.2	6.9	45.4
Cash and cash equivalents of companies sold during the period	i	(5.3)		(2.7)
Net long-term investments		22.8	(8.5)	(249.8)
Net cash from / (used in) investing activities		**(145.0)**	**(102.8)**	**(455.4)**
Common stock issues	j	-		
Common stock issues on the exercise of equity-based compensation	k	2.1	6.5	52.9
Purchase and sale of treasury stock	l	(20.6)	(12.6)	(14.6)
Dividends paid to minority shareholders of subsidiaries	m	(2.1)	(2.0)	(2.2)
New borrowings**	n	31.2	27.3	287.9
Repayment of long and medium-term borrowings**	o	(152.3)	(139.2)	(204.0)
Net interest paid (including finance leases)	p	(7.3)	(12.0)	(22.4)
Net cash from / (used in) financing activities		**(149.0)**	**(131.9)**	**97.8**
Increase / (decrease) in cash and cash equivalents	q	**(269.6)**	**(252.1)**	**(68.9)**
Opening cash and cash equivalents		**453.9**	**533.5**	**533.5**
Increase / (decrease) in cash and cash equivalents	q	(269.6)	(252.1)	(68.9)
Impact of exchange rate fluctuations on cash and cash equivalents		-	(10.5)	(10.7)
Closing cash and cash equivalents		**184.3**	**270.9**	**453.9**

(*) For reconciliation to the change in net debt over the period and the cash flow by activity over the period presented in the notes.
(**) In 2006, flows related to securitization were netting to be consistent with the classification done in 2007

9.2.4 Consolidated statement of changes in shareholders' equity

(in EUR million)	Number of shares at period-end (thousands)	Common Stock	Additional paid-in capital	Consolidated reserves	Translation adjustments	Items recognized directly in equity	Net income Group share	Equity – Group share	Minority interests	TOTAL
At 31/12/05	**67,363**	**67.4**	**1,252.8**	**293.5**	**28.3**	**(3.8)**	**235.4**	**1,873.4**	**153.2**	**2,026.5**
* Common stock issued	176	0.2	6.2					6.4		6.4
* Translation adjustments					(19.8)			(19.8)	(0.7)	(20.5)
* Appropriation of prior period net income				235.4			(235.4)	0.0		0.0
* Stock options				5.7				5.7		5.7
* First time adoption of IAS 32/39						(12.6)		(12.6)		(12.6)
* Changes in fair value of financial instruments						2.5		2.5		2.5
* Net income for the period							10.4	10.4	7.6	18.0
* Other				(0.2)				(0.2)	(2.0)	(2.2)
At 30/06/06	**67,539**	**67.6**	**1,259.0**	**534.4**	**8.5**	**(13.9)**	**10.4**	**1,865.8**	**158.1**	**2,023.9**
* Common stock issued	1,342	1.3	45.2					46.5		46.5
* Translation adjustments					21,1			21.1	1.6	22.7
* Appropriation of prior period net income				(212.2)				23.2		23.2
* Stock options				(20.3)				(20.3)		(20.3)
* First time adoption of IAS 32/39				235.4		12.6		12.6		12.6
* Changes in fair value of financial instruments						(0.2)		(0.2)		(0.2)
* Net income for the period							(274.8)	(274.8)	9.1	(265.7)
* Other				1.0				1.0	(3.3)	(2.2)
At 31/12/06	**68,881**	**68.9**	**1,304.2**	**538.1**	**29.6**	**(1.5)**	**(264.4)**	**1,674.9**	**165.5**	**1,840.4**
* Common stock issued for cash	103	0.1	2.6					2.7		2.7
* Translation adjustments					(2.5)			(2.5)	(0.2)	(2.7)
* Appropriation of prior period net income				(264.4)			264.4	0.0		0.0
* Stock options				4.9				4.9		4.9
* Changes in treasury stock net of tax				(19.5)		5.9		(13.6)		(13.6)
* Changes in fair value of financial instruments						1.4		1.4		1.4
* Net income for the period							57.3	57.3	5.5	62.8
* Other									(1.7)	(1.7)
At 30/06/07	**68,984**	**69.0**	**1,306.8**	**259.1**	**27.1**	**5.8**	**57.3**	**1,725.1**	**169.1**	**1,894.2**

9.2.5 Notes to the half-year condensed consolidated financial statements for the period ended 30 June 2007

9.2.5.1 General information

The half-year condensed consolidated financial statements of the Company for the six months ended 30 June 2007 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in associates and jointly controlled entities.

These interim condensed consolidated financial statements were presented by the Management Board to the Supervisory Board on 31 July 2007.

9.2.5.2 Basis of preparation and significant accounting policies

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2007 have been prepared in accordance with the standard IAS 34 - *Interim Financial Reporting*. As such these financials statements do not include all of the information required for annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2006.
The Company follows positions issued by Syntec Informatique, representing major IT groups, for application of the existing International Financial Reporting Standards to specificities of the IT industry.

Changes in accounting policies

The accounting policies applied by the Group in the interim condensed consolidated financial statements are consistent with those applied by the Group in its consolidated financial statements for the year ended 31 December 2006.

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Group's accounting period beginning on or after January 1st, 2007:

- IFRS 7 *Financial Instruments: disclosures*
- IAS 1 (revised) *Presentation of financial statements*
- IFRIC 7 *Applying the restatement approach under IAS 29 Financial Reporting in Hyperinflationary Economies,*
- IFRIC 8 *Scope of IFRS 2,*
- IFRIC 9 *Reassessment of Embedded Derivatives,*
- IFRIC 10 *Interim Financial Reporting and Impairment,*

The adoption of those new standards, interpretations and amendments has no material impact on the Group interim consolidated financial statements.

The interim consolidated financial statements do not take into account:

- New standards, interpretations and amendments to existing standards not yet approved by the European Union. This notably concerns:
    - IFRS 8 *Operating Segments*
    - IAS 23 (revised) *Borrowing Costs*
    - IFRIC 12 *Service Concession Arrangements.*
    - IFRIC 13 *Customers loyalty programmes*
- Draft standards that are still at the exposure draft stage of the International Accounting Standards Board (IASB)
- Standards published by the IASB, adopted at the European level, but with an application date subsequent to June 30, 2007. This notably concerns:
    - IFRIC 11 *Group and Treasury Share Transactions.*

  At the date of this report the potential impact on the consolidated financial statements of application of this standard is not available.

Accounting estimates and judgments

In line with IAS 34, the preparation of consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, income and expense in the financial statements and disclosures of contingent assets and liabilities. The estimates, assumptions and judgments that may result in a significant adjustment to the carrying amounts of assets and liabilities within the next financial statements are essentially related to:

Impairment tests

The Group tests at least annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated below. The recoverable amounts of cash generating units are determined based on value-in-use calculations. These calculations require the use of estimates.

Revenue recognition and associated costs on long-term contracts

Revenue recognition and associated costs, including forecast losses on completion are measured according to policy stated below. Total projected contract costs are based on various operational assumptions such as forecast volume or variance in the delivery costs and have a direct influence on the level of revenue and eventual forecast losses on completion that are recognised.

Consolidation methods

Subsidiaries

Subsidiaries are entities controlled by the Group. Control is defined by the ability to govern the financial and operating policies generally, but not systematically, combined with a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible, the power to appoint the majority of the members of the governing bodies and the existence of veto rights are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases.

Joint ventures

The Group's interests in jointly controlled entities are accounted for by proportionate method. Operating and shareholders' agreements are considered when assessing the joint control.

Associates

Associates are entities over which the Group has significant influence but not control or joint control, generally, but not systematically, accompanying a shareholding of between 20 and 50% of the voting rights. Investments in associates are accounted for by the equity method.

Segment reporting

The Group's operational organisation is based on regions composed of geographical areas. The primary reporting segment corresponds to these geographical areas and the secondary reporting segment to the service lines.

Presentation rules

Current and non-current assets and liabilities

Assets and liabilities classified as current are expected to be realised, used or settled during the normal cycle of operations, which can extend beyond 12 months following the period-end. All other assets and liabilities are classified as non-current. Current assets and liabilities, excluding the current portion of borrowings, financial receivables and provisions represent the Group's working capital requirement.

Assets and liabilities held for sale or discontinued operations

Assets and liabilities held for sale or discontinued operations are presented on a separate line in the balance sheet. They are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets and liabilities are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the assets and liabilities are available for immediate sale in their present condition.

Should these assets and liabilities represent either a complete business line or a geographical segment, the profit or loss from these activities will be presented on a separate line of the income statement.

Translation of financial statements denominated in foreign currencies

The balance sheets of companies based outside the euro zone are translated at closing exchange rates. Income statement items are translated based on average exchange rate for the period. Balance sheet and income statement translation adjustments arising from a change in exchange rates are recognised as a separate component of equity under "Translation adjustments".

The Group does not consolidate any entity operating in a hyperinflationary economy.

Translation of transactions denominated in foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement under the heading "Other financial income and expenses", except where hedging accounting is applied as explained in the paragraph "Financial assets – Derivative financial instruments "

Business combination and goodwill

A business combination may involve the purchase of another entity, the purchase of all the net assets of another entity or the purchase of some of the net assets of another entity that together form one or more businesses.

Major services contracts involving staff and asset transfers that enable the Group to develop or improve significantly its competitive position within a business or a geographical sector are considered for business combination accounting. Goodwill represents the excess of the cost of a business combination, including expenses directly attributable to the business combination, in accordance with IFRS3, over the Group's interest in the fair value of assets, liabilities and contingent liabilities acquired at the acquisition date.

Goodwill is not amortised and is subject to an impairment test performed at least annually or more often in case of a trigger event. Goodwill is allocated to Cash Generating Units (CGU) for the purpose of impairment testing. A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. CGUs correspond to geographical areas where the Group has operations. The recoverable value of a CGU is based on the higher of its fair value less costs to sell and its value in use determined using the discounted cash-flows method. When this value is less than its carrying amount, an impairment loss is recognised in the operating income. The impairment loss is first recorded as an adjustment of the carrying amount of the goodwill allocated to the CGU and the remainder of the loss, if any, is allocated to the other long term assets of the unit.

Intangible assets other than goodwill

Intangible assets other than goodwill consist primarily of software and user rights acquired directly by the Group, software and customer relationships acquired in relation with a business combination as well as internally developed software, provided that the following conditions are satisfied:

- the costs can be attributed to the identified software and measured reliably,
- the technical feasibility of the software has been demonstrated,
- the Group has the intention and the capability to complete the software development and to use or sell it; and
- it is probable that future economic benefits will flow to the Group.

Once all these criteria are reached, the majority of software development costs have been already incurred and consequently, most of software developments costs are expensed when incurred. In specific Business Process Outsourcing (BPO) cases where developments and adapting software costs are engaged only once agreements with clients are signed, those costs are capitalised and amortised in operating expenses over the term of the contract.

Intangible assets are amortised on a straight-line basis over their expected useful life, generally not exceeding five to seven years for software and ten years for customer relationships acquired in a business combination; their related depreciation are recorded in operating expenses.

Tangible assets

Tangible assets are recorded at acquisition cost, excluding any interest expenses. They are depreciated on a straight-line or reducing-balance basis over the following expected useful lives:

Buildings 20 years
Fixtures and fittings 5 to 10 years
Computer hardware 3 to 5 years
Vehicles 4 years
Office furniture and equipment 5 to 10 years

Leases

Asset leases where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Assets acquired under finance lease are depreciated over the shorter of the assets' useful life and the lease term.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases.

Impairment of assets other than goodwill

Assets that are subject to amortisation are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying value exceeds its recoverable value.

Financial assets

Financial assets are accounted for at trade date.

Investments in non-consolidated companies

The Group holds shares in companies without exercising significant influence or control. Investments in non-consolidated companies are treated as assets available for sale and recognised at their fair value. For listed shares, fair value corresponds to the share price at closing date. In the absence of an active market for the shares, the investments in non-consolidated companies are carried at historical cost. An impairment cost is recognised when there is objective evidence of a permanent impairment in value. The most common financial criteria used to determine fair value are equity and earnings outlooks. Gains and losses arising from variation in the fair value of available for sale assets are recognised as "items recognised directly in equity". If there is evidence that an asset is permanently impaired, the cumulative loss is written off in the income statement under "other financial income and expense".

Loans, trade accounts and notes receivable

Loans are part of non-current financial assets. Loans, trade accounts and notes receivable are recorded initially at their fair value and subsequently at their amortised value. The nominal value represents usually the initial fair value for trade accounts and notes receivable. In case of deferred payment over one year,

where the effect is significant on fair value, trade accounts and notes receivables are discounted. Where appropriate, a provision is raised on an individual basis to take likely recovery problems into account.

Effective from 1 January 2006, certain service arrangements might qualify for treatment as lease contracts if they convey a right to use an asset in return for payments included in the overall contract remuneration. If service arrangements contain a lease, the Group is considered to be the lessor regarding its customers. Where the lease transfers the risks and rewards of ownership of the asset to its customers, the Group recognises assets held under finance lease and presents them as "Trade accounts and notes receivable" for the part that will be settled within 12 months, and "Non-current financial assets" for the part beyond 12 months.

Assets securitisation

Assets securitisation programmes, in which the Group retains substantially all the risks and rewards of ownership of the transferred assets, do not qualify for de-recognition. A financial liability for the consideration received is recognised. The transferred assets and the financial liability are valued at their amortised costs.

Derivative financial instruments

Derivative instruments are recognised as financial assets or liabilities at their fair value. Any change in the fair value of these derivatives is recorded in the income statement as a financial income or expense, except when they are eligible for hedge accounting, whereupon:

- for fair value hedging of existing assets or liabilities, the hedged portion of an instrument is measured on the balance sheet at its fair value. Any change in fair value is recorded as a corresponding entry in the income statement, where it is offset simultaneously against changes in the fair value of hedging instruments.

- for cash flow hedging, the effective portion of the change in fair value of the hedging instrument is directly offset in shareholders' equity as "items recognized directly in the equity". The change in value of the ineffective portion is recognised in "Other financial income and expenses". The amounts recorded in net equity are transferred to the income statement simultaneously to the recognition of the hedged items.

Cash and cash equivalents

Cash and cash equivalents

Cash and cash equivalents include cash at bank and money market securities that are convertible into cash at very short notice and are not exposed to any significant risk of impairment. Money market securities are recognised at their fair value. Changes in fair value are recorded in the income statement under "Other financial income and expenses".

Treasury stock

Atos Origin shares held by the parent company are recorded at their acquired cost as a deduction from consolidated shareholders' equity. In the event of a disposal, the gain or loss and the related tax impacts are recorded as a change in consolidated shareholders' equity.

Pensions and similar benefits

Employee benefits are granted by the Group through defined contribution and defined benefit plans. Defined contribution costs are recognised in the income statement based on contributions paid or due in respect of the accounting period when the related services have been accomplished by beneficiaries.

The valuation of Group commitments in respect of defined benefit plans is based on a single actuarial method known as the "projected unit credit method". This method relies in particular on projections of future benefits to be paid to Group employees, by anticipating the effects of future salary increases. Its

implementation further includes the formulation of specific assumptions, detailed in note 13, which are periodically updated, in close liaison with external actuaries used by the Group.

Plan assets usually held in separate legal entities are measured at their fair value, determined at closing.

From one accounting period to the other, any difference between the projected and actual amounts of commitments in respect of pension plans and their related assets is cumulated at each benefit plan's level to form actuarial differences. These actuarial differences may result either from changes in actuarial assumptions used, or from experience adjustments generated by actual developments differing, in the accounting period, from assumptions determined at the end of the previous accounting period.

Group final option in terms of recognition method for actuarial differences has not been elected yet, since a new option has been introduced under IAS 19 to recognise these actuarial differences through equity. By application of the "corridor" method, the Group therefore continues to recognise in its profit and loss account only the portion of cumulated actuarial differences which is above a normative fluctuation margin of 10% of the greater, at closing, of plan commitments and their related assets. This portion is amortised over the remaining active life of the beneficiaries of each particular benefit plan.

The measurement of pension commitments is highly sensitive to the evolution of long term interest rates on which the discount rate to be used has to be based. To better reflect this significant market evolution, the group has elected to request interim actuarial updates of the measurement of the pension liabilities, and related assets, of its main pension plans when significant rates evolution occur.

Benefit plans costs are recognised in the Group's operating income, except for interest costs on obligations, net of expected returns on plans assets, which are recognised in other financial income.

Provisions

Provisions are recognised when:

- the Group has a present legal, regulatory, contractual or constructive obligation as a result of past events;
- it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably quantified.

Provisions are discounted when the time value effect is material. The provision revaluation at each accounting period results in a provision increase recognised in financial expenses.

Borrowings

Borrowings are recognised initially at fair value, net of debt issuance costs. Borrowings are subsequently stated at amortised costs. The calculation of the effective interest rate takes into account interest payments and the amortisation of the debt issuance costs.

Debt issuance costs are amortised in financial expenses over the life of the loan. The residual value of issuance costs for loans repaid in advance is expensed in the year of repayment.

Bank overdrafts are recorded in the current portion of borrowings.

The Group does not capitalise borrowing costs as part of the costs of acquired assets.

Minority interest purchase commitments

Firm or conditional commitments under certain conditions to purchase minority interests are similar to a purchase of shares and are recorded in borrowings with an offsetting reduction of minority interests. When the cost of the purchase exceeds the amount of minority interests, the Group chooses to recognise the balance as goodwill. Any further change in the fair value of the minority purchase commitment will also be recorded in goodwill.

Revenue Recognition

The Group provides information technology (IT) and business process outsourcing (BPO) services. Depending on the structure of the contract, revenue is recognised accordingly to the following principles:

Revenue based on variable IT work units is recognised as the services are rendered.

Where the outcome of fixed price contracts such as Consulting and Systems Integration contracts can be estimated reliably, revenue is recognised using the percentage-of-completion (POC) method. Under the POC method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to fulfil the contract. Revenue relating to these contracts is recorded in the Consolidated Balance Sheet under "Trade accounts and notes receivable" for services rendered in excess of billing, while billing exceeding services rendered is recorded as deferred income under "other current liabilities". Where the outcome of a fixed price contract cannot be estimated reliably, contract revenue is recognised to the extent of contracts costs incurred that are likely to be recoverable.

Revenue for long-term fixed price Managed Operations services is recognised when services are rendered.

If circumstances arise, that change the original estimates of revenues, costs, or extent of progress toward completion, then revisions to the estimates are made. The company performs ongoing profitability analyses of its services contracts in order to determine whether the latest estimates of revenue, costs and profits, require updating. If, at any time, these estimates indicate that the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately through a provision for estimated losses on completion.

Revenue is reported net of supplier costs when the Group is acting as an agent between the client and the supplier. Factors generally considered to determine whether the Group is a principal or an agent, are most notably whether it is the primary obligor to the client, it assumes credit and delivery risks, or it adds meaningful value to the supplier's product or service.

The Group enters into multiple-element arrangements, which may include combinations of different services. Revenue is recognised for the separate elements when they have been subject to separate negotiation, the contractor and customer have been able to accept or reject that part of the contract relating to each component, and, each component's costs and revenues can be identified. A group of contracts is combined and treated as a single contract when that group of contracts is negotiated as a single package and the contracts are so closely interrelated that they are, in effect, part of a single project with an overall profit margin, and the contracts are performed concurrently or in a continuous sequence.

Upfront payments to clients incurred at contract inception are recorded in "other current assets" and spread as a reduction of revenue over the term of the contract. Up-front payments received from clients at contract inception are recorded in other current liabilities and spread as an increase in revenue over the term of the contract.

Transition costs

Costs related to delivering Managed Operations services are generally expensed as incurred. However, certain transition costs incurred in the initial phases of outsourcing contracts can be deferred and expensed over the contract term, provided that they will be recovered. Capitalised transition costs are classified in "Trade accounts and notes receivable" of the Consolidated Balance Sheet and amortisation expense is recorded in operating expenses in the Consolidated Income Statements.
In case the contract turns out to be loss-making, capitalised transition costs are impaired for the related forecasted loss, before recognising an additional provision for estimated losses on completion when necessary.

Other operating income and expenses

"Other operating income and expenses" covers income or expense items that are unusual, abnormal or infrequent. They are presented below the operating margin in line with the CNC ("Conseil National de la Comptabilité") recommendation of 27 October 2004.

Classification of restructuring charges in the income statement depends on the nature of the restructuring:

- Restructuring costs directly in relation with operations are classified within the Operating Margin;

- Restructuring costs related to business combinations or qualified as unusual, infrequent and abnormal are classified in the Operating Income.

When accounting for business combinations, the Group may record provisions for risks, litigation, etc. in the opening balance sheet for a period of 12 months beyond the business combination date. After the 12-month period, unused provisions arising from changes in circumstances are released through the Income Statement under "Other operating income and expenses".

"Other operating income and expenses" also include major litigations, and non-recurrent capital gains and losses on the disposal of tangible and intangible assets, significant impairment losses on assets other than financial assets, or any other item that is infrequent, unusual and abnormal.

Equity-based compensation

Stocks options are granted to management and certain employees at regular intervals. These equity-based compensation are measured at fair-value at the grant date using the binomial option-pricing model. Changes in the fair value of options after the grant date have no impact on the initial valuation. The fair value of share options is recognised in "Personnel expenses" on a straight-line basis over the period during which those rights vest, using the straight-line method, with the offsetting credit recognised directly in equity.

In some tax jurisdictions, Group's entities receive a tax deduction when stock options are exercised, based on the Group share price at the date of exercise. In those instances, a deferred tax asset is recorded for the difference between the tax base of the employee services received to date (being the future tax deduction allowed by local tax authorities) and the current carrying amount of this deduction, being nil by definition. Deferred tax assets are estimated based on the Group's share price at each closing date, and are recorded in income tax provided that the amount of tax deduction does not exceed the amount of the related cumulative stock option expenses to date. The excess, if any, is recorded directly in the equity.

Employee Share Purchase Plans offer employees the opportunity to invest in Group's shares at a discounted price. Shares are subject to a 5-year lock-up period restriction. Fair values of such plans are measured taking into account:

- the exercise price based on the average opening share prices quoted over the 20 trading days preceding the date of grant,
- the 20% discount granted to employees
- the consideration of the 5-year lock-up restriction to the extent it affects the price that a knowledgeable, willing market participant would pay for that share
- the grant date: date on which the plan and its term and conditions, including the exercise price, is announced to employees.

Fair values of such plans are fully recognised in "Personnel expenses" at the end of the subscription period.

The Group has also granted to management and certain employees bonus shares plans. The fair value of those plans corresponds to the value of the shares at the grant date and takes into account the employee turnover during the vesting period as well as the value of the lock-up period restriction when applicable. Bonus share plans result in the recognition of a payroll expense spread over the rights vesting period.

Corporate income tax

The income tax charge includes current and deferred tax expenses. For the purposes of the interim condensed consolidated financial statements, consolidated income tax expense is determined by applying the estimated effective tax rate for the full year to the "half-year net income before tax". The estimated effective tax rate for the full-year is determined on the basis of forecasted current and deferred tax expense for the year in the light of full-year earnings projections.

Deferred tax assets and liabilities are netted off at the taxable entity level, when there is a legal right to offset. Deferred tax assets corresponding to temporary differences and tax losses carried forward are recognised when they are considered to be recoverable during their validity period, based on historical and forecast information.

Deferred tax liabilities for taxable temporary differences relating to goodwill are recognised, to the extent they do not arise from the initial recognition of goodwill.

Earnings per share

Basic earnings per share is calculated by dividing the net income (Group share) by the weighted average number of ordinary shares outstanding during the period, after deduction of the weighted average number of treasury shares held by consolidated companies.

Diluted earnings per share is calculated by dividing the net income (Group share), adjusted for the financial cost (net of tax) of dilutive debt instruments, by the weighted average number of ordinary shares outstanding during the period, plus the average number of shares which, according to the share buyback method, would have been outstanding had all the issued dilutive instruments been converted (stock options and convertible debt).

The dilutive impact of each convertible instrument is determined in order to maximise the dilution of basic earnings per share. The dilutive impact of stock options is assessed based on the average price of Atos Origin shares over the period.

9.2.5.3 Notes to the half-year condensed consolidated financial statements

Note 1 Change of scope of consolidation

Acquisition:

In February 2007, the Group announced the acquisition of Uni-Medecine Group, through its Atos Worldline subsidiary for an amount of EUR 2.4 million. The company was consolidated as of February 1, 2007 and represent EUR 0.6 million of revenue.

Disposals:

In February 2007, the Group has finalised the sale of its software activity B2B to Axway, a subsidiary of Sopra. This activity made EUR 15 million revenue in 2006 with 162 legal staff, and was consolidated until January 31, 2007.

The Group also sold its activities in Chile early February. This activity made EUR 4.9 million revenue in 2006 with 81 legal staff. No trading activity was recognized in 2007.

Note 2 Segment information

Primary reporting format – geographical segments

The Group is organised on a worldwide basis into seven geographical segments. Geographical segments are made of the following countries:

Geographic segments	Countries
▪ France	France
▪ The Netherlands	The Netherlands
▪ United Kingdom	United Kingdom
▪ Germany and Central Europe	Germany, Switzerland, Poland, Austria
▪ Other European countries, Middle-East and Africa	Belgium, Luxembourg, Italy, Spain, Portugal, Andorra, Greece, Turkey, Morocco, South Africa, Sweden
▪ Americas	United States of America, Mexico, Argentina, Brazil, Chile, Peru, Colombia
▪ Asia-Pacific	China, Taiwan, Japan, Malaysia, Singapore, Thailand, Indonesia, India

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

The geographical primary segment information for the period ended 30 June 2007 is as follows:

(in EUR million)	France	United Kingdom	The Netherlands	Germany and Central Europe	Other EMEA	Americas	Asia-Pacific	Unallocated (1)	Eliminations	Total Group
Income statement										
External revenue by segment	806.8	528.3	547.5	292.6	523.1	118.1	73.6			2,890.0
%	27.9%	18.3%	18.9%	10.1%	18.1%	4.1%	2.6%			100.0%
Inter-segment revenue	17.4	32.8	15.3	8.3	32.5	5.5	20.6		(132.4)	-
Total revenue	824.2	561.1	562.8	300.9	555.6	123.6	94.2		(132.4)	2,890.0
Operating margin before allocation of corporate costs	**30.2**	**15.2**	**56.4**	**21.3**	**30.1**	**4.7**	**6.1**	**(46.3)**		**117.7**
%	1.0%	0.5%	1.9%	0.7%	1.0%	0.2%	0.2%			4.1%
Allocation of corporate costs	(15.8)	(9.4)	(11.7)	(4.6)	(3.2)	(1.7)	(1.2)	47.6		
%	-0.5%	-0.3%	-0.4%	-0.2%	-0.1%	-0.1%	0.0%			
Operating margin after allocation of corporate costs	14.4	5.8	44.6	16.8	26.9	3.0	4.9	1.3		117.7
%	0.5%	0.2%	1.5%	0.6%	0.9%	0.1%	0.2%			4.1%
Operating income before allocation of corporate costs	**31.0**	**18.3**	**56.6**	**39.2**	**7.2**	**5.5**	**6.0**	**(56.1)**		**107.7**
%	1.1%	0.7%	2.0%	1.4%	0.3%	0.2%	0.2%			3.7%
Profit before tax										100.4
Income tax expense										(37.6)
Net income										62.8

(1) Central structure costs unallocated by geographical segment

The geographical primary segment information for the period ended 30 June 2006 was as follows:

(in EUR million)	France	United Kingdom	The Netherlands	Germany and Central Europe	Other EMEA	Americas	Asia-Pacific	Unallocated (1)	Eliminations	Total Group
Income statement										
External revenue by segment	809.1	541.4	518.6	289.2	374.6	98.3	64.7			2,695.8
%	30.0%	20.1%	19.2%	10.7%	13.9%	3.6%	2.4%			100.0%
Inter-segment revenue	23.2	57.8	14.7	7.8	19.6	5.7	15.2		(144.0)	
Total revenue	832.3	599.2	533.3	296.9	394.2	103.9	79.9		(144.0)	2,695.8
Operating margin before allocation of corporate costs	**52.7**	**27.4**	**53.6**	**18.5**	**13.4**	**5.0**	**3.7**	**(41.3)**		**133.0**
%	6.5%	5.1%	10.3%	6.4%	3.6%	5.1%	5.7%			4.9%
Allocation of corporate costs	(8.6)	(6.5)	(6.7)	(3.3)	(6.5)	(1.4)	4.7	28.2		
%	-1.1%	-1.2%	-1.3%	-1.2%	-1.7%	-1.4%	7.3%			
Operating margin after allocation of corporate costs	44.1	20.9	46.9	15.2	6.9	3.6	8.4	(13.0)		133.0
%	5.4%	3.9%	9.0%	5.2%	1.9%	3.7%	12.9%			4.9%
Operating income before allocation of corporate costs (*)	**42.0**	**30.1**	**54.9**	**18.2**	**(52.0)***	**5.5**	**3.7**	**(43.8)**		**58.5**
%	5.2%	5.6%	10.6%	6.3%	-13.9%	5.6%	5.7%			2.2%
Profit before tax										53.0
Income tax expense										(35.0)
Net income										18.0

(1) Central structure costs unallocated by geographical segment
(*) Including EUR 60 million impairment charge

Secondary reporting format – Information by service line

The secondary segment information for the year ended 30 June 2007 is as follows:

(in EUR million)	Consulting	Systems integration	Managed operations	Unallocated (1)	Total Group
External revenue	189.2	1,167.8	1,533.0		**2,890.0**
Operating margin before allocation of corporate costs	11.5	39.4	104.4	(37.6)	117.7
% margin	6.1%	3.4%	6.8%	-1.3%	**4.1%**

(1) Central structure costs unallocated by service line

The secondary segment information for the period ended 30 June 2006 was as follows:

(in EUR million)	Consulting	Systems integration	Managed operations	Unallocated (1)	Total Group
External revenue	206.4	1,130.6	1,358.8		**2,695.8**
Operating margin before allocation of corporate costs	25.6	35.9	105.6	(34.1)	**133.0**
% margin	12.4%	3.2%	7.8%	-1.3%	**4.9%**

(1) Central structure costs unallocated by service line

Note 3 Personnel expenses

(In EUR million)	6 months ended 30 June 2007	% revenue	6 months ended 30 June 2006 (a)	% revenue	12 months ended 31 December 2006	% revenue
Wages and salaries	(1,229.7)	-42.6%	(1,159.1)	-43.0%	(2,288.5)	-42.4%
Social security charges	(357.5)	-12.4%	(319.5)	-11.8%	(647.8)	-12.0%
Tax, training, profit-sharing	(29.2)	-1.0%	(29.2)	-1.1%	(62.3)	-1,2%
Equity-based compensation	(4.9)	-0.2%	(5.7)	-0.2%	(23.2)	-0.4%
Net charge to provisions for staff expenses	11.5	0.4%			(11.3)	-0.2%
Net charge to provisions for pensions	8.7	0.3%	(2.6)	-0.1%	37.2	0.7%
Total	**(1,601.1)**	**-55.4%**	**(1,516.1)**	**-56.0%**	**(2,995.9)**	**-55.5%**

(a) June 2006 has been restated to be in line with December 2006 and June 2007 Equity-based compensation classification in personnel expenses compared to classification in other operating income and expenses in June 2006.

The EUR 4.9 million charge for Equity based compensation is made of EUR 4.4 million related to the stock option plans granted in previous years, and EUR 0.5 million related to the Management and Long-Term incentive plans implemented during the period as described below.

"Long-term Incentive Plan"

On May 17, 2007, the Group has set up a performance share plan called "long-tem incentive". Under this plan, 168,658 shares were granted. The stock price at the grant date was EUR 43.98.
The aim of this plan is to motivate employees and to reinforce the group's capability to reach challenging financial targets, in line with Shareholder's value creation.
The vesting period is:

- 2 years followed by a lock-up period of 2 years, or
- 4 years and no lock-up period.

Vesting conditions are subject to:

- the realization of Group financial objectives
- the realization of personal achievements
- a presence of the beneficiary in the Group throughout the vesting period.

The number of shares obtained by the employees will vary in a 0 to 3 range depending on the level of performance reached.

Under this plan, the Group has recognized a personnel cost amounting to EUR 367.7 thousand during the first semester of 2007. Expected cost for 2007 is EUR 1.8 million. Annualized cost is EUR 2.9 million.

"Management Investment Plan"

On June 18, 2007, the Group has set up a free share plan, whereby free shares are granted upon the acquisition of an equivalent number of shares.
The aim of this plan is to promote employee ownership and retention.
Under this plan, 218,185 shares were granted. The stock price at grant date was EUR 45.64.
The vesting period is:

- 2 years followed by a lock-up period of 2 years, or;
- 4 years and no lock-up period.

Vesting conditions are subject to the presence in the Group and investment in Atos Origin shares throughout the vesting period. The initial investment is subject to a 2 year lock-up period.

Under this plan, the Group has recognized a personnel cost amounting to EUR 161.8 thousand during the fist semester of 2007. Expected cost for 2007 is EUR 2.1 million. Annualized cost is EUR 3.9 million.

Methodology used

In accordance with the specific guidance issued by the CNC (Conseil National de la Comptabilité), the cost related to the MIP and LTI plans take into account the effect of the 2 years lock-up period restriction, whenever applicable, calculated based on the following parameters:

- Risk free interest rate: 4,47%
- Credit spread: 1,00%
- Borrowing-lending spread: 1,5%
- Employee turnover ratio: 4%

Note 4 Operating expenses

(In EUR million)	6 months ended 30 June 2007	% revenue	6 months ended 30 June 2006	% revenue	12 months ended 31 December 2006	% revenue
Purchase for selling and royalties	(141.4)	-4.9%	(152.8)	-5.7%	(306.3)	-5.7%
Sub-contracting costs	(357.7)	-12.4%	(283.6)	-10.5%	(561.5)	-10.4%
Premises costs	(123.5)	-4.3%	(115.2)	-4.3%	(223.0)	-4.1%
Means of production	(206.8)	-7.2%	(208.5)	-7.7%	(397.3)	-7.4%
Telecommunications	(56.9)	-2.0%	(58.3)	-2.2%	(114.4)	-2.1%
Travelling expenses	(67.6)	-2.3%	(61.3)	-2.3%	(130.2)	-2.4%
Taxes, other than corporate income tax	(8.0)	-0.3%	(14.5)	-0.5%	(30.6)	-0.6%
Other operating expenses	(111.8)	-3.9%	(73.8)	-2.7%	(188.6)	-3.5%
Sub-total expenses	**(1,073.7)**	**-37.2%**	**(968.0)**	**-35.9%**	**(1,951.9)**	**-36.1%**
Depreciation of fixed assets	(101.5)	-3.5%	(87.8)	-3.3%	(176.3)	-3.3%
Net book value of assets sold/written off	(0.5)	-0.0%			(2.2)	-0,0%
Net depreciation of current assets	(5.1)	-0.2%	0.5	0.0%	(3.2)	-0.1%
Net charge to provisions	9.6	0.3%	8.6	0.3%	(20.7)	-0.4%
Sub-total depreciation and provisions	**(97.5)**	**-3.4%**	**(78.7)**	**-2.9%**	**(202.4)**	**-3.9%**
Total	**(1,171.2)**	**-40.5%**	**(1,046.7)**	**-39.0%**	**(2,154.3)**	**-40.0%**

Note 5 Other operating income and expenses

(In EUR million)	6 months ended 30 June 2007	6 months ended 30 June 2006	12 months ended 31 December 2006
Restructuring and rationalization	(29.4)	(7.8)	(31.2)
Net profit /(charge) relating to major litigations	(5.3)	(12.1)	(13.1)
Release of opening balance sheet provisions no longer needed	3.1	6.4	13.7
Capital gains and losses on disposal of assets	21.6	(1.0)	1.5
Impairment losses on long-term assets	-	(60.0)	(377.6)
Total	**(10.0)**	**(74.5)**	**(406.7)**

The net charge for restructuring and rationalisation primarily consist of plans in the United Kingdom and Italy incepted last year.

As a result of the implementation of a new governance model, the Management Board has been tightened around Philippe Germond who has been appointed by the Supervisory Board as the identified successor of Bernard Bourigeaud as Group CEO. Considering this decision from the Supervisory Board, both Bernard Bourigeaud, Group CEO and Dominique Illien, Member of the Management Board have expressed their intention to leave the Company.

This has been effective for Dominique Illien as of 1 June 2007 and will be effective for Bernard Bourigeaud as of 31 December 2007. As a consequence on the consolidated accounts of the first half of 2007, a charge was booked for respectively EUR 2.5 million and EUR 4.5 million within the restructuring costs.

The net charge relating to major litigations corresponds to extra-ordinary settlement and litigations with third parties, essentially in France, in the United Kingdom and in Sweden.

The release of opening balance sheet provisions no longer needed mainly relates to positive settlement on tax related exposures.

The capital gain on disposal of assets primarily relates to the sale of the Actis business in Germany.

Note 6 Net financial income

Net cost of financial debt

(In EUR million)	6 months ended 30 June 2007	6 months ended 30 June 2006	12 months ended 31 December 2006
Net Interest expenses	**(15.1)**	**(11.3)**	**(24.2)**
Gain /(loss) on disposal of cash equivalents	1.8	2.4	4.4
Gain/(loss) on interest rate hedges of financial debt	0.8	(2.2)	(2.9)
Net cost of financial debt	**(12.5)**	**(11.1)**	**(22.7)**

The average net debt during the first six months 2007 was EUR 479 million, with an average net cost of financial debt amounting 5.23% before interests swaps and to 5.55% after interests swaps.

Other financial income and expenses

(In EUR million)	6 months ended 30 June 2007	6 months ended 30 June2006	12 months ended 31 December 2006
Foreign exchange (expenses)/ income and hedge-related	(3.3)	1.0	(4.6)
Other financial (expenses)/ income	8.6	5.0	16.8
Discounting financial expenses	(0.1)	(0.3)	(0.7)
Other financial income and expenses	**5.2**	**5.7**	**11.5**

The EUR 8.6 million of Other financial income mainly relates to pensions, and represents the positive difference between the interests cost and the expected return on plan assets.

Note 7 Income tax expenses

Interim period income tax is accrued based on the estimated average annual effective income tax rate of 37.5%, compared with 31.0% for the first half-year 2006 (adjusted for goodwill impairment).

Note 8 Minority interests

(In EUR million)	31 December 2006	2007 Income	Others	30 June 2007
Atos Euronext Market solutions	156.0	2.9	(0.5)	158.4
Atos Worldline Processing GmbH	3.8	0.6	-	4.4
Others	5.7	2.0	(1.4)	6.3
Total	**165.5**	**5.5**	**(1.9)**	**169.1**

Note 9 Earnings per share

The dilutive instruments are composed of stock options which do not generate any restatement on the net income used for the diluted earnings per share calculation.

Basic and diluted earnings per share are reconciled as follows:

	6 months ended 30 June 2007	6 months ended 30 June 2006	12 months ended 31 December 2006
Net income - Group share [a]	**57.3**	**10.4**	**(264.4)**
Weighted average number of shares outstanding [b]	68,898,338	67,424,238	67,614,323
Impact of dilutive instruments [c]	237,791	598,489	0
Diluted weighted average number of shares [d]=[c]+[b]	69,136,128	68,022,727	67,614,323
Earnings per share in EUR [a]/[b]	**0.83**	**0.15**	**(3.91)**
Diluted earnings per share in EUR [a]/[d]	0.83	0.15	(3.91)

The total average number of stock options not exercised on first half of 2007 amounted to 6,385,657 shares, out of which only 237,791 have a dilutive effect on the earning per share.

Note 10 Goodwill

(In EUR million)	31 December 2006	Acquisition/ depreciation	Disposals	Others	Exchange rate fluctuations	30 June 2007
Gross value	2,466.3	2.4	-	(3.1)	(1.9)	2,463.7
Impairment loss	(420.7)	-	-	-	(0.7)	(421.4)
Carrying amount	**2,045.6**	**2.4**	**-**	**(3.1)**	**(2.6)**	**2,042.3**

The EUR 2.4 million increase in the goodwill relates to the acquisition of Uni-Medecine Group.

The EUR 3.1 million decrease in other movements primarily consists of adjustments to the Banksys opening balance sheet.

Goodwill is allocated to the Group's cash generating units (CGUs) by geographical segment.
The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial business plans approved by management, covering a three-year period.

Note 11 Trade accounts and notes receivable

(In EUR million)	30 June 2007	31 December 2006
Gross value	1,755.4	1,612.60
Transition costs	33.8	22.9
Provision for doubtful debts	(36.1)	(35.6)
Net asset value	**1,753.1**	**1,599.9**
Prepayments	(26.2)	(21.0)
Deferred income and amounts due to customers	(332.8)	(271.5)
Net accounts receivable	1,394.1	1,307.4
Number of days' sales outstanding	**74**	**68**

Note 12 Cash and cash equivalent

(In EUR million)	30 June 2007	31 December 2006
Cash in hand and short term bank deposit	162.8	441.5
Money market funds	21.5	12.4
Total	**184.3**	**453.9**

Depending on market conditions and short-term cash flow expectation, Atos Origin may from time to time invest in Money Market Funds for a maturity not exceeding three months.

Note 13 Pension

The net total amount recognised in the balance sheet in Group accounts in respect of pension plans and assimilated benefits is EUR 427.6 million.

Group commitments are located predominantly in the United Kingdom (56% of Group total obligations), in The Netherlands (35%), and in Germany (4%).

The measurement of the related liabilities is highly sensitive to long term interest rates, on which the discount rate to be used under IAS 19 is based. Reference discount rates used have significantly increased during the first half 2007: from 5% and 4.55% at December 2006 to 5.75% and 5.25% at June 2007 in the United Kingdom and Eurozone respectively.

By application of its accounting policies, and in order to better reflect this significant market evolution in its June accounts, the Group has elected to request interim actuarial updates of the measurement of the pension liabilities, and related assets, of its main pension plans.

As a consequence of the increase in discount rates and the good performance of equity assets held by its pension funds, the net financial situation of group pension plans has significantly improved over the first half 2007, the funded status of post employment plans moving from a deficit of EUR 476.9 millions at December 2006 to a deficit of EUR 144.3 millions at June 2007, including some pension plans being now in a surplus situation. Because of the corridor mechanism, the net provision shown on group balance sheet at 30 June 2007 does not fully reflect this improvement, most of the impact being reported as unrecognized gains for EUR 275.1 millions against net unrecognized losses of EUR 42.4 millions at 31 December 2006.

(In EUR million)	**30 June 2007**	**31 December 2006**
Amounts recognised in financial statements consist of :		
Prepaid pension asset - Post employment plans	18.6	12.2
Accrued liability - Post employment plans	(430.1)	(438.5)
Accrued liability - Other long term benefits	(16.1)	(20.1)
Net amount recognised – Total	**(427.6)**	**(446.4)**
Reconciliation of prepaid (accrued) Benefit cost		
Funded Status - post employment plans	(144.3)	(476.9)
Funded Status - other long term benefit plans	(16.1)	(20.1)
Unrecognised Actuarial (Gain) Loss	(275.1)	42.4
Unrecognised Past Service Cost	7.9	8.2
Any other amount not recognised (asset ceiling limitation, ...)	-	0
Prepaid (Accrued) Pension Cost	**(427.6)**	**(446.4)**
Of which non-current financial assets	**18.6**	**12.2**
Reconciliation of net amount recognised		
Net amount recognised at beginning of year	**(446.4)**	**(483.7)**
Net periodic pension cost – Post employment plans	(24.9)	(33.2)
Employer contributions for - Post employment plans	32.6	67.2
Benefits paid by employer – Post employment plans & other long term benefits	11.2	17.0
Business combinations / disposals	0	(7.4)
Other (other long term benefit, exchange rate)	(0.1)	(6.3)
Net amount recognised at end of year	(427.6)	(446.4)

In the first half of the year, the Group has engaged in the United Kingdom with the Trustees of its various pension arrangements in a process of redefinition of employee benefits. This process aims at securing and harmonizing employees pension entitlements while optimizing Group pension obligation.

On 23 May 2006 the Annual General Meeting as approved through its 5th resolution the principle of a pension scheme for Management Board members. On 24 July 2007 the Supervisory Board has decided to implement the plan rules of that pension scheme for the Management Board and key Senior executives, by externalising the Group obligation through an insurance coverage with a reputable insurance carrier. The current estimate of the corresponding obligation does not exceed the amount already accrued for at the end of 2006. The plan will be fully implemented by the end of the year.

Note 14 Provisions

(In EUR million)	31 December 2006	Charge	Release used	Release unused	Other (a)	30 June 2007	Current	Non Current
Reorganisations	39.2	36.8	(41.6)	(12.7)	5.6	27.3	27.3	
Rationalisations	33.6	1.0	(6.3)	(2.9)	(1.0)	24.4	5.6	18.8
Project commitments	81.1	7.1	(11.3)	(5.5)	(0.9)	70.5	70.5	
Litigations and contingencies	110.1	11.9	(2.3)	(12.6)	(8.1)	99.0		99.0
Total provisions	**264.0**	**56.8**	**(61.5)**	**(33.7)**	**(4.4)**	**221.2**	**103.4**	**117.8**

(a) Other movements mainly consist of the currency translation adjustments and impacts of changes in scope of consolidation.

Movements on the provisions impact the income statement aggregates as follows :

(In EUR million)	Charge	Release Unused (b)	Sub-total	Release Used (c)
Operating margin	(15.7)	8.2	(7.5)	28.7
Other operating items	(40.5)	21.3	(19.2)	32.4
Financial result	(0.5)	0.3	(0.2)	-
Tax	(0.1)	3.9	3.8	0.4
Total Income Statement impact	**(56.8)**	**33.7**	**(23.1)**	**61.5**

(b) « unused » means without costs in counterpart in the income statement and without cash outflow in the cash flow statement.
(c) « used » means consumed in the period with costs in counterpart in the income statement and with cash outflow in the cash flow statement.

Note 15 Borrowings

(In EUR million)	30 June 2007			31 December 2006		
	Current	Non-Current	Total	Current	Non-Current	Total
Finance leases	(18.5)	(11.5)	(30.0)	(23.0)	(19.4)	(42.4)
Bank loans	(1.5)	(430.3)	(431.8)	(3.8)	(550.6)	(554.4)
Securitization	(159.0)	-	(159.0)	(160.8)	-	(160.8)
Other borrowings	(50.2)	(21.9)	(72.1)	(37.4)	(19.2)	(56.6)
Total borrowings	**(229.2)**	**(463.7)**	**(692.9)**	**(225.0)**	**(589.2)**	**(814.2)**

Tangible assets held under finance leases had a net carrying value of EUR 30.7 million.

Non-current borrowings maturity

(In EUR million)	1 to 2 year	2 to 3 year	3 to 4 year	4 to 5 year	Over 5 years	Total
Finance leases	(8.1)	(2.4)	(1.0)			(11.5)
Bank loans	(0.7)	(0.4)	(0.4)	(427.9)	(0.9)	(430.3)
Other borrowings	(5.3)	(3.6)	(6.1)	(6.9)		(21.9)
As at 30 June 2007 long -term debt	**(14.1)**	**(6.4)**	**(7.5)**	**(434.8)**	**(0.9)**	**(463.7)**
As at 31 December 2006 long-term debt	(16.2)	(9.4)	(5.9)	(556.6)	(1.1)	(589.2)

Change in net debt over the period

(In EUR million)	Notes (*)	6 months ended 30 June 2007	6 months ended 30 June 2006
Opening net debt		**(360.3)**	**(180.5)**
New borrowings	-n	(31.2)	(27.3)
Repayment of long and medium-term borrowings	-o	152.3	139.2
Increase /(decrease) in cash and cash equivalents	q	(269.6)	(252.1)
Long and medium-term debt of companies purchased during the period	r	-	-
Long and medium-term debt of companies sold during the period	s	0.1	
Impact of exchange rate fluctuations on net long and medium-term debt	t	-	(10.8)
Other changes (**)	u	0.1	5.6
Closing net debt		**(508.6)**	**(325.9)**

(*) For reconciliation to the consolidated cash flow statement and the cash flow by activity below

(**) Other changes include profit sharing amounts payable to French employees transferred to debt, IAS 32/39 impact and new finance lease over the period.

Cash flow by activity over the period

(In EUR million)	Notes (*)	6 months ended 30 June 2007	6 months ended 30 June 2006
Cash from operating activities	a	144.8	188.9
Income tax paid	b	(17.1)	(9.1)
Change in working capital requirement	c	(103.3)	(197.2)
Net cash from operating activities		**24.4**	**(17.4)**
Purchase of tangible and intangible assets	d	(169.1)	(95.5)
Proceeds from disposals of tangible and intangible assets	e	1.3	1.2
Net cash from operations		**(143.4)**	**(111.7)**
Other changes	j+k+l+m+p+t+u	(27.8)	(25.2)
Net cash before financial investments		**(171.2)**	**(136.9)**
Financial Investments(**)	f+g+r	2.9	(15.4)
Proceeds from disposals of financial investments	h+i+s	20.0	6.9
Net financial investments		**22.9**	**(8.5)**
Net cash flow		**(148.3)**	**(145.5)**
Opening net debt		**(360.3)**	**(180.5)**
Closing net debt		**(508.6)**	**(325.9)**

(*) For reconciliation to the consolidated cash flow statement
(**) Financial investments are positive due to the price adjustment on Banksys for EUR 6.6 million.

Note 16 Fair value and characteristics of financial instruments

	30 June 2007		31 December 2006	
(In EUR million)	**Assets**	**Liabilities**	**Assets**	**Liabilities**
Forward foreign exchange contracts	1.1	(1.9)	1.2	(1.9)
Interest rate swaps	0.6	-		(1.2)
Analysed as:				
Non-current	0.6	-		(1.2)
Current	1.1	(1.9)	1.2	(1.9)

Breakdown of the designation of the instruments per currency is as follows:

	30 June 2007		31 December 2006	
Instruments	**Fair Value**	**Notional**	**Fair Value**	**Notional**
Cash Flow Hedge				
Interest rate				
Swaps	0.6	250.0	(1.2)	250.0
Foreign exchange				
Forward contracts USD	(0.7)	10.5	(0.7)	17.8
Forward contracts INR	0.3	15.5		
Forward contracts other currency				
Fair Value Hedge – Trading				
Foreign exchange				
Forward contract USD	0.4	7.1	0.8	17.9
Forward contract GBP	0.0	5.7	(0.3)	11.1
Forward contract BRL/ZAR	(0.7)	4.4	(0.4)	9.1

The net amount of cash flow hedge reserve at 30 June 2007 was EUR (0.3) million, with a variation of EUR 0.7 million net of tax over the period.

Note 17 Trade accounts and notes payable

(In EUR million)	30 June 2007	31 December 2006
Trade payables	662.9	595.7
Amounts payable on tangible assets	6.4	13.4
Total	**669.3**	**609.1**

Note 18 Other current liabilities

(In EUR million)	30 June 2007	31 December 2006
Advances and down payments received on client orders	26.2	21.0
Employee-related liabilities	302.3	307.3
Social security and other employee welfare liabilities	208.2	219.2
VAT payable	149.9	178.0
Deferred income	263.2	198.4
Other operating liabilities	155.4	139.0
Total	**1,105.2**	**1,062.9**

Note 19 Off-balance-sheet commitments

Contractual commitments

In EUR million		**Maturing**			
	30 June 2007	**Up to 1 year**	**1 to 5 years**	**Over 5 years**	**31 Dec. 2006**
Long-term borrowings (> 5 years)	431.8	1.5	429.4	0.9	554.4
Finance leases	30.0	18.5	11.5	-	42.4
Recorded on the balance sheet	**461.8**	**20.0**	**440.9**	**0.9**	**596.8**
Operating leases: land, buildings, fittings	601.6	135.7	382.0	83.9	574.1
Operating leases : IT equipment	76.3	43.3	33.0	-	97.2
Operating leases: other fixed assets	114.1	47.4	66.7	-	119.8
Non-cancellable purchase obligations (>5 years)	17.3	11.3	5.8	0.2	12.5
Commitments	**809.3**	**237.7**	**487.5**	**84.1**	**803.6**
Total	**1,271.1**	**257.7**	**928.4**	**85.0**	**1,400.4**

Commercial commitments

(In EUR million)	30 June 2007	31 December 2006
Bank guarantees	140.7	135.7
Pledges	0.4	1.0
Total	**141.1**	**136.7**

For various large long term contracts, the Group provides performance or financial guarantees to its clients. These limited exposure guarantees amount to EUR 1,229.9 million as of 30 June 2007, compared with 1,198.3 million as of 31 December 2006.

Note 20 Subsequent events

- On 25 July, 2007, the British Department of Health announced that planned diagnostics services that should have been operated by the Group in North West and South West regions will not proceed. On the date the termination letter was issued, Atos was within days of receiving official clearance to deliver services which were on schedule for commencement in late August.

Following this termination, the Group will conduct the required procedures to mitigate its effects. As of the date of legal publication of the Group interim financial statements, an uncertainty remains with regards to the financial consequences of this situation. The Group is facing an unexpected situation that does not allow enough time to properly assess the recoverable value of the assets, due to their customizations and complexity. The same holds true for the prospective settlement regarding the

recovery of other expenditures on the project. Accordingly all the potential impacts will be recorded during the second semester.

As of June 30, 2007, the net balance sheet position in Group books is:

(In EUR million)	30 June 2007
Intangible assets	4.4
Tangible assets	24.8
Transition costs	12.4
TOTAL NET ASSETS	**41.6**

In addition to the balance sheet positions as of June 30, the Group is engaged into off-balance sheet commitments. This consists of both a parental guarantee for EUR 16.3 million, operating leases related to the numerous sites requested by the contracts and purchase commitments for which evaluation is underway.

This position does not take into account any potential contingent asset nor liability associated to the stop of the contracts.

The Group is working to achieve a mutually satisfactory financial closure to the contracts with the client. Furthermore, the Group is taking strong actions towards suppliers and potential assets buyers, so as to minimize the potential impacts, and recover part of the cash expensed during the first half of the year.

- On 1 August 2007, following 12 June announcement and in agreement with the Supervisory Board, Bernard Bourigeaud, Atos Origin Chairman of the Management Board and CEO, announced that as of 1 October 2007 Philippe Germond will become Chairman of the Management Board and CEO of the Group. Bernard Bourigeaud will remain in the Group until 31 December 2007 in order to ensure a smooth transition.

10 COMMON STOCK EVOLUTION AND SHARE PERFORMANCE

Atos Origin shares are traded on the Paris Eurolist Market under Euroclear code 5173 ISIN FR0000051732. They were first listed in Paris in 1995. The shares are not listed on any other stock exchange and Atos Origin SA is the only listed company in the Group.

10.1 TRADING OF SHARES (EURONEXT)

Number of shares traded	: 68,983,818
Sector classification	: Information Technology
Main index	: CAC AllShares
Other indices	: CAC IT, CAC IT20, CAC Next20, Euronext 100, SBF120
Market	: Eurolist segment A
Trading place	: Euronext Paris (France)
Tickers	: ATO (Euronext)
Code ISIN	: FR0000051732
Payability PEA / SRD	: Yes / Yes

10.2 COMMON STOCK

10.2.1 Common stock at 30 June 2007

At 30 June 2007, the Company's issued common stock amounted to EUR 69.0 million, comprising 68,983,818 fully paid-up shares of EUR 1 par value each. Changes in the total number of issued shares of the Company during the half-year come all from exercise of 102,853 stock subscription options.

Transactions	Number of shares issued	Common stock (in EUR million)	Additional paid-in capital (in EUR million)	Total (in EUR million)
At 31 December 2006	**68,880,965**	**68.9**	**1,384.3**	**1,453.2**
Exercise of stock options	102,853	0.1	2.5	2.6
At 30 June 2007	**68,983,818**	**69.0**	**1.386,8**	**1.455,8**

10.2.2 Share ownership structure

Main shareholders

Principal changes in the ownership of the Company's shares during the first half of 2007 have been as follows:

In shares	30 June 2007		31 December 2006	
	Shares	%	Shares	%
Centaurus	6,544,204	9.5%	6,544,204	9.5%
Management Board	117,180	0.2%	121,598	0.2%
Supervisory Board	2,040	0.0%	2,050	0.0%
Total Directors	119,220	0.2%	123,648	0.2%
Employees	1,492,972	2.2%	1,538,860	2.2%
Treasury stock	705,293	1.0%	258,293	0.4%
Public	60,122,129	87.2%	60,415,960	87.7%
Total	**68,983,818**	**100.00%**	**68,880,965**	**100.0%**

The ownership of the Company's shares by employees relates to ownership plans such as mutual funds and corporate savings plans.

Disclosure of interests

The Company has not been advised of any share movement in the first half of 2007.

On 5 and 13 July 2007, the Company was advised of the following disclosure of interests:

	Date of statement	Shares	% interest (a)	% voting rights (b)
Deutsche Bank AG	05/07/07	5,179,132	7.51%	7.58%
Deutsche Bank AG	13/07/07	508,911	0.74%	0.74%

(a) On the basis of the capital at this date
(b) On the basis of the capital excluding treasury stock at this date

Following shareholders approval on 23 May 2006, a Long Term Incentive plan and a Management Investment Plan were approved to replace annual stock options plans and as described in section 7.4 Human Resources, the Management Board had the opportunity to benefit of such schemes.

As far as LTI is concerned, and as described in the annual reports 2005 and 2006, and as per section 7.4 Human Resources, 168,658 performance free shares subject to presence and financial performance were granted to 372 managers of which 29,958 free shares to the Management Board members present on June 30th 2007.

As far as MIP is concerned and as described in section 7.4 Human Resources, 217,110 retention free shares subject to presence and investment in Atos Origin shares during the two-year period were granted to 168 managers of which 31,968 free shares granted to the Management Board members based on their investment on equivalent number of Atos Origin shares.

10.2.3 Potential common stock

Number of stock subscription options at 31 December 2006	**6,445,741**
Stock subscription options granted in H1 2007	-
Stock subscription options exercised in H1 2007	(102,853)
Stock subscription options forfeited in H1 2007	(53,284)
Stock subscription options expired in H1 2007	-
Number of stock subscription options at 30 June 2007	**6,289,604**

During the period no stock options were granted as annual stock options plans have been replaced by long term incentive and management incentive plan as described in section 7.4
Stock options can be granted for exceptional cases such as key recruitments and for specific retentions.

A total of 53,284 stock subscription options were cancelled and 102,853 were exercised during the period

Based on 68,983,818 shares in issue, the common stock of the Company could be increased by 6,289,604 new shares, representing 8.4% of the common stock after dilution. This can occur only through the exercise of stock subscription options granted to employees and stock subscription warrants, as detailed below.

In shares	30 June 2007	31 Dec. 2006	Change	% dilution	EUR million
Number of shares outstanding	**68,983,818**	**68,880,965**	**102,853**		
Stock subscription options	6,289,604	6,445,741	-156,137	8.4%	389.3
Total Employees	**6,289,604**	**6,445,741**	**-156,137**	**8.4%**	**389.3**
Total potential common stock	**75,273,422**	**75,326,706**	**-53,284**		

The exercise of all the options would have the effect of increasing total shareholders' equity by

EUR 389 Million and common stock by EUR 6.3 million.

Nevertheless, 14% of stock subscription options granted to employees have an exercise price that exceeds the stock market price at 30 June 2007 (EUR 46.38).

Unused authorizations to issue shares and share equivalents

Having regard to resolutions voted during the Annual Shareholders Meeting on 23 May 2007, the unused authorizations to issue shares and share equivalents are the following:

Authorisation (in EUR)	Amount authorised Par value	Amount utilised Par value	Amount not utilised Par value	Authorisation expiry date
EGM 23/05/2007 9th resolution Stock subscription options	3,440,000		3,440,000	23/07/2010
EGM 23/05/2007 7th resolution Common stock increase with preferential subscription rights	20,664,000		20,664,000	23/07/2009
EGM 23/05/2007 8th resolution Common stock increase in payment for contributions in kind	6,890,458		6,890,458	23/07/2009
EGM 23/05/2007 10th resolution Common stock increase reserved for employees	5,512,367		5,512,367	23/07/2009
EGM 23/05/2006 11th resolution Common stock increase without preferential Subscription rights (in deduction of the 20,6 million authorisation above)	6,716,075		6,716,075	23/07/2008

As a result, the potential authorization to issue shares is 36.5 million of shares and represents 53% of current issued common stock.

The following authorisation to cancel shares corresponds to 10% of the issued common stock as of June 2005.

Authorisation (in EUR)	Amount authorised Par value	Amount utilised Par value	Amount not Utilised Par value	Authorisation expiry date
EGM 03/06/2005 12th resolution Share cancellation	6,716,075		6,716,075	EGM approving accounts as o f 31/12/2009
Common stock			**6,716,075**	

10.3 DIVIDENDS

The AGM on 23 May 2007 approved the recommendation of the Supervisory Board not to pay a dividend related to 2006 results. The Company has not paid any dividends in the last five years.

The Group's current policy is reviewed at regular intervals.

10.4 SHARE TRADING PERFORMANCE

10.4.1 Monthly and quarterly trading volumes

Based on a closing share price of EUR 46.38 at the end of June 2007 and 68,983,818 shares in issue, the market capitalization of the Group at 30 June 2007 was EUR 3.2 billion.

Source : Euronext	High	Low	Closing	Weighted average price	Trading Volume	Trading Volume
		(in EUR per share)			(in thousands of shares)	(in EUR thousands)
January	47.0	42.5	42.9	44.8	10,640	476,436
February	46.2	39.5	40.9	43.8	15,958	698,857
March	51.4	39.0	50.1	47.3	31,916	1,510,465
1st Quarter 2007					**58,513**	**2,685,758**
April	55.3	49.7	53.0	53.2	24,852	1,321,205
May	55.1	43.6	45.8	47.9	38,995	1,867,407
June	47.0	44.1	46.4	45.7	15,743	719,647
2nd Quarter 2007					**79,590**	**3,908,259**
% of capital traded during the period :			200%		**138,103**	**6,594,017**

The daily average number of shares traded during the first 6 months of 2007 was 1,100,000, which is +146% compared to H1 2006 (+71% compared to full-year 2006 average). The monthly average trading volume during the first 6 months of 2007 was EUR 1.1 billion, +100% higher than H1 2006 level (+70% compared to full-year 2006 average).

10.4.2 Post closing event

On 5 July 2007, following the purchase of Atos Origin shares on the market, Deutsche Bank announced they exceeded the 5% threshold on 28 June 2007 and hold 7.51% of share capital and voting rights.

On 13 July 2007, following the sale of Atos Origin shares, Deutsche Bank announced holding less than 5% of share capital with 0.74%.

On 8 August 2007, following the purchase of Atos Origin shares on the market, Pardus Capital Management announced they exceeded the 5% threshold and hold 7.32% of share capital and voting rights.

11 SHAREHOLDER RELATIONS

11.1 COMMUNICATION

The Company aims to provide regular and clear information to all its shareholders, whether private individuals or institutions. We ensure the uniformity and transparency of information through the distribution of formal financial documents, the Company's web site and personal meetings.

11.2 CONTACTS

Institutional investors, financial analysts and individual shareholders may obtain information from:

Gilles Arditti
Tel. : + 33 (0) 1 55 91 28 83
E-mail : gilles.arditti@atosorigin.com

Or by sending requests for information to investors@atosorigin.com

11.3 SHAREHOLDER DOCUMENTATION

In addition to the Half-Year Report, which is published in English and French, the following information is available to shareholders:

An annual report
Quarterly revenue and trading update announcements
The Company's informational website at www.atosorigin.com
Regular press releases, available through the web site or via the AMF database

Legal documents relating to the Company bylaws, minutes of Shareholder Meetings, Auditors' reports, etc. may be viewed at the Company's registered office (Legal Department) by prior appointment.

11.4 REGISTRAR

The Company's share registrar and paying agent is Société Générale.

11.5 FINANCIAL CALENDAR

2007 Calendar	
▪ Thursday 15 November 2007	▪ Third quarter revenue for 2007
▪ Thursday, 31 January 2008	▪ Fourth quarter revenue and full year results for 2007

11.6 UPDATE OF DOCUMENTS ISSUED

In accordance with Article 221-1-1 of the Autorité des Marchés Financiers (AMF) general regulations, the following list includes all financial information published or made available since 1 January 2006.

This proposed list is part of the 2007 Half-Year Report as an update of the "Document de Référence" 2006 filed with the AMF on 6 April 2007 and registered under the number D07-302.

This document is a full free translation of the original French text

Document	Date of issue	Source
Financial reports		
▪ Half-year report 2007	01/08/07-28/08/07	website Atos Origin / website AMF
▪ Annual report 2006	28/02/07-06/04/07	website Atos Origin / website AMF
▪ Half-year report 2006	06/09/06-30/10/06	website Atos Origin / website AMF
▪ Annual report 2005	08/03/06-15/05/06	website Atos Origin / website AMF
Financial press releases		
▪ Half year results 2007	01/08/07	website Atos Origin / website AMF
▪ Annual Results 2006	28/02/07	website Atos Origin / website AMF
▪ Half-year results 2006	06/09/06	website Atos Origin / website AMF
▪ Annual results 2005	08/03/06	website Atos Origin / website AMF
▪ First quarter revenue 2007	14/05/07	website Atos Origin / website AMF
▪ Fourth quarter revenue 2006	05/02/07	website Atos Origin / website AMF
▪ Third quarter revenue 2006	31/10/06	website Atos Origin / website AMF
▪ Second quarter revenue 2006	18/07/06	website Atos Origin / website AMF
▪ First quarter revenue 2006	28/04/06	website Atos Origin / website AMF
▪ Fourth quarter revenue 2005	31/01/06	website Atos Origin
Financial presentations		
▪ Half-year 2007 results	01/08/07	website Atos Origin
▪ Full-year 2006 results	28/02/07	website Atos Origin
▪ Operational 2006 results and transformation plan	05/02/07	website Atos Origin
▪ Half-year 2006 results	06/09/06	website Atos Origin
▪ Full-year 2005 results	08/03/06	website Atos Origin
Other financial communications		
▪ Description of share buy back program	29/05/07	website Atos Origin / website AMF
▪ Transaction declaration	22/05/07-18/06/07	website Atos Origin / website AMF
▪ Employee shareholders plan	18/09/06	website Atos Origin / website AMF
▪ Trading program of Company's shares	08/03/06 -	website Atos Origin / website AMF
Shareholders' meetings		
▪ Shareholders' meeting presentation 2006	23/05/07	website Atos Origin
▪ Minutes of the AGM 2006 (full text of resolutions and results of vote)	23/05/07	Company's registered office
▪ Shareholders' meeting presentation 2005	23/05/06	website Atos Origin
▪ Minutes of the AGM 2005 (full text of resolutions and results of vote)	23/05/06	Company's registered office
Auditors reports		
▪ Auditors' review report on the first half-year financial information 2007	28/08/07	Company's registered office / Commercial court / Document de Reference
▪ Auditors' letter regarding the information given in the half-year report 2007	28/08/07	Company's registered office

▪ Auditors' report on the consolidated financial statements 2006	06/04/07	Company's registered office/Commercial Court/Document de reference
▪ Auditors' report on the parent company financial statements 2006	06/04/07	Company's registered office/Commercial Court/Document de reference
▪ Auditors' special report on regulated agreements 2006	06/04/07	Company's registered office/Commercial Court/Document de reference
▪ Auditors' special report on the report prepared by the Chairman of the Supervisory Board 2006	06/04/07	Company's registered office/Commercial Court/Document de reference
▪ Auditors' letter regarding the information given in the Document de Reference 2006	06/04/07	Company's registered office
▪ Auditors' letter regarding the information given in the half-year report 2006	30/10/06	Company's registered office
▪ Auditors' review report on the first half-year financial information 2006	19/09/06	Company's registered office / Commercial court / Document de Reference
▪ Auditors' letter regarding the information given in the Document de Reference 2005	12/05/06	Company's registered office
▪ Auditors' report on the consolidated financial statements 2005	07/03/06	Company's registered office / Commercial court / Document de Reference
▪ Auditors' report on the parent company financial statements 2005	07/03/06	Company's registered office / Commercial court / Document de Reference
▪ Auditors' special report on regulated agreements 2005	07/03/06	Company's registered office / Document de Reference
▪ Auditors' special report on the report prepared by the Chairman of the Supervisory Board 2005	07/03/06	Company's registered office / Document de Reference

Financial statements

▪ Condensated consolidated financial statements for the first half 2007	01/08/2007	Company's registered office / Commercial court / Document de reference
▪ Consolidated financial statements 2006	28/02/2007	Company's registered office / Commercial court / Document de reference
▪ Parent company financial statements 2006	28/02/2007	Company's registered office / Commercial court / Document de reference
▪ Condensated consolidated financial statements for the first half 2006	20/10/06	Company's registered office / Commercial court / Half-year report
▪ Consolidated financial statements 2005	07/03/06	Company's registered office / Commercial court / Document de Reference
▪ Parent company financial statements 2005	07/03/06	Company's registered office / Commercial court / Document de Reference

Declarations

▪ Auditors' fees 2006	28/02/07	website AMF / Document de Reference
▪ Declaration of share transfer made by board members of Atos Origin	07/02/06-17/05/06	website AMF / Document de Reference
▪ Auditors' fees 2005	15/05/06	website AMF / Document de Reference

- Disclosure of liquidity contract 27/02/06 website AMF

Websites mentioned :

- Atos Origin www.atosorigin.com
- AMF www.amf-france.org > Décisions et informations financières > Communiqués des sociétés
- BALO www.journal-officiel.gouv.fr

12 PERSONS RESPONSIBLE FOR THE DOCUMENT AND THE AUDIT OF THE FINANCIAL STATEMENTS

12.1 PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT AND ITS UPDATE

Bernard Bourigeaud
Chairman of the Management Board and Chief Executive Officer

12.2 PERSON RESPONSIBLE FOR THE ACCURACY OF THE REFERENCE DOCUMENT AND ITS UPDATE

To the best of our knowledge, the information presented in this document as an update of the reference document fairly reflects the current situation and includes all information required by investors to assess the net asset position, activities, financial solvency, results and future prospects of the Company. We confirm that no information likely to have a material impact on the interpretation of these documents has been omitted.

Bernard Bourigeaud
Chairman of the Management Board

12.3 PERSONS RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Statutory Auditors	Deputy Auditors
Grant Thornton Daniel Kurkdjian and Vincent Papazian Appointed on: 30 May 2002 for a term of 6 Term of office expires: at the end of the AGM held to adopt the 2007 financial statements	Cabinet IGEC, 3, rue Léon Jost, 75017 Paris Appointed on: 30 May 2002 for a term of 6 Term of office expires: at the end of the AGM held to adopt the 2007 financial statements
Deloitte & Associés Jean-Paul Picard and Jean-Marc Lumet Appointed on: 23 May 2006 for a term of 6 Term of office expires: at the end of the AGM held to adopt the 2011 financial statements	Cabinet B.E.A.S., 7/9, Villa Houssay 92200 Neuilly-sur-Seine Appointed on: 23 May 2006 for a term of 6 Term of office expires: at the end of the AGM held to adopt the 2011 financial statements

13 GLOSSARY – DEFINITIONS

Financial terms and Key Performance Indicators

- Current and non-current
- DSO
- EBITDA
- EPS
- Gearing
- Gross margin – Direct costs
- Indirect costs
- Interest cover ratio
- Leverage ratio
- Net debt
- Adjusted EPS
- Adjusted net income
- OMDA
- Operating income
- Operating margin
- Operational Capital Employed
- ROCE (Return Of Capital Employed)

Business Key Performance Indicators

- Attrition rate
- Backlog / Order cover
- Book-to-bill
- Direct and indirect staff
- External revenue
- Full Time Equivalent (FTE)
- Legal staff
- Order entry / bookings
- Organic revenue growth
- Permanent and temporary staff
- Pipeline
- Ratio S
- Subcontractors and interims
- TCV (Total Contract Value)
- Turnover
- Utilization rate and non-utilization rate

Business terms

- BPO
- CMM
- CRM
- ERP
- LAN
- MMS
- SCM
- WAN

Market terms

- Consensus
- Dilutive instruments
- Dividends
- Enterprise Value (EV)
- Free float
- Free float capitalisation
- Market capitalisation
- PEG (Price Earnings Growth)
- PER (Price Earnings Ratio)
- Volatility

13.1 FINANCIAL TERMS AND KEY PERFORMANCE INDICATORS USED IN THIS DOCUMENT

Operating margin. Operating margin comprises operating income before major capital gains or losses on the disposal of assets, major reorganisation and rationalisation costs, impairment losses on long-term assets, net charge to provisions for major litigations and the release of opening balance sheet provisions no longer needed.

Operating income. Operating income comprises net income before deferred and income taxes, net financial expenses, share of net income from associates and the results of discontinued operations.

EBITDA (Earnings before Interest, Tax, Depreciation and Amortisation). For Atos Origin, EBITDA is based on Operating margin less non-cash items and is referred to as **OMDA** (Operating Margin before Depreciation and Amortisation)

OMDA (Operating Margin before Depreciation and Amortisation) is calculated as follows:

Operating margin
- Less - Depreciation of fixed assets (as disclosed in the "Financial Report")
- Less - Operating net charge of provisions (composed of net charge of provisions for current assets and net charge of provisions for contingencies and losses, both disclosed in the "Financial Report")
- Less - Net charge of provisions for pensions (as disclosed in the "Financial Report")
- Less - Equity-base compensation

Gross margin and **Indirect costs**. Gross margin is composed of revenues less the direct costs of goods sold. Direct costs relate to the generation of products and/or services delivered to customers, while indirect costs include all costs related to indirect staff (defined hereafter), which are not directly linked to the realisation of the revenue. The operating margin comprises gross margin less indirect costs.

Adjusted net income. Net income (Group share) before unusual, abnormal and infrequent items, net of tax.

EPS (earnings per share). Basic EPS is the net income divided by the weighted-average number of common shares outstanding during the period. Diluted EPS is the net income divided by the diluted weighted-average number of common shares for the period (number of shares outstanding + dilutive instruments with dilutive effect). **Adjusted EPS** is based on adjusted net income.

Operational capital employed. Operational capital employed comprises net fixed assets and net working capital, but excludes goodwill and net assets held for sale.

Current and non-current assets or liabilities. A current and non-current distinction is made between assets and liabilities on the balance sheet. Atos Origin has classified as current assets and liabilities those that Atos Origin expects to realise, use or settle during its normal cycle of operations, which can extend beyond 12 months following the period-end. Current assets and liabilities, excluding the current portion of borrowings and financial receivables, represent the Group's working capital requirement.

Net debt. Net debt comprises total borrowings (bonds, finance leases, short and long-term bank loans, securitisation and other borrowings), short-term financial assets and liabilities bearing interest with a maturity of less than 12 months, less cash and cash equivalents (transferable securities, cash at bank and in hand).

DSO (Days' sales outstanding). DSO is the amount of trade accounts receivables (including work in progress) expressed in days' revenue (on a last-in, first-out basis). The number of days is calculated in accordance with the Gregorian calendar.

Gearing. The proportion, expressed as a percentage, of net debt to total shareholders' equity (Group share and minority interests).

Interest cover ratio. Operating margin divided by the net cost of financial debt, expressed as a multiple.

Leverage ratio. Net debt divided by OMDA.

ROCE (return on capital employed). ROCE is net income (Group share), before the net cost of financial debt (net of tax) and the depreciation of goodwill, divided by capital employed.

.

13.2 MARKET TERMS

Consensus. Opinion that emerges from the financial community, in which financial analysts play a prominent role. Consensus can relate to earnings outlook (individual stock consensus) or to a group of companies in the same sector (market consensus).

Dilutive instruments. Financial instruments such as bonds, warrants, stock subscription options, free shares, which could be converted into shares and have therefore a potential dilutive impact on common stock.

Dividends. Cash or stock payments from a company's profits that are distributed to stockholders.

Free float. Free float is the proportion of a Company's share capital that is regularly traded on the stock exchange. It excludes shares in the six categories listed below (source Euronext):

- *Shares held by Group companies*
  Shares of the listed company held by companies that it controls within the meaning of Article 233/3 of the French Commercial Code.
- *Shares held by founders*
  Shares held directly or indirectly by the founders (individuals or family group) when these founders have managerial or supervisory influence (management positions, control by voting rights, influence that is a matter of public knowledge, etc.).
- *Shares held by the State*
  Interests held directly by the State, or by public sector or other companies which are themselves controlled by the State.
- *Shares within the scope of a shareholders agreement*
  Shares subject to a shareholders' agreement within the meaning of Article 233/10 and 11 of the French Commercial Code, and other than those held by founders or the State.
- *Controlling interest*
  Shares held by juridical persons (other than founders or the State) exercising control within the meaning of article 233/3 of the French Commercial Code.
- *Interests considered stable*
  Interests exceeding 5%, which have not declined by one percentage point or more, excluding the impact of dilution, in the three preceding years. This category also includes shareholders that, in addition to or in association with the link represented by share ownership, have recently entered into significant industrial or strategic agreements with the Company.

Free-float capitalisation. The share price of a company multiplied by the number of free-float shares as defined above.

Market capitalisation The share price of a company multiplied by the number of its shares in issue.

Volatility. The variability of movements in a share price, measured by the standard deviation of the ratio of two successive prices.

Enterprise Value (EV). Market capitalisation + debt.

PER (Price Earnings Ratio). Market capitalisation divided by net income for a trailing (or forward) 12-month period.

PEG (Price Earnings Growth). Price-earnings ratio divided by year-on-year earnings growth.

13.3 BUSINESS TERMS

BPO (Business Process Outsourcing). Outsourcing of a business function or process, e.g. administrative functions such as accounting, HR management, call centres, etc.

CMM (Capability Maturity Model). CMM is a method for evaluating and measuring the competence of the software development process in an organisation on a scale of 1 to 5.

CMMI. Capability Maturity Model Integration.

CRM (Customer Relationship Management). Managing customer relationships (after–sales service, purchasing advice, utilization advice, customer loyalty) has become a strategic component of a company's successful operation. Not only does CRM facilitate efficiency, it also leads to higher sales by building customer loyalty.

ERP (Enterprise Resource Planning). An ERP system is an integrated management software system built in modules, which is capable of integrating sales, manufacturing, purchasing, accounting and human resources systems into an enterprise-wide management information system.

LAN (Local Area Network). A local network that connects a number of computers within a single building or unit.

MMS (Multimedia Message Service). A message capable of carrying text, sounds, fixed or animated colour images, generally sent to a mobile phone.

SCM (Supply Chain Management). A system designed to optimise the logistics chain, aimed at improving cost management and flexibility.

WAN (Wide Area Network). A long–distance network that generally comprises several local networks and covers a large geographical area.

13.4 BUSINESS KPIS (KEY PERFORMANCE INDICATORS)

13.4.1 Revenue

External revenue. External revenue represents Atos Origin sales to third parties (excluding VAT, nil margin pass-through revenue).

Book-to-bill. A ratio expressed in percentage terms based on order entry in the period divided by revenue of the same period.

Order entry / bookings. The total value of contracts (TCV), orders or amendments signed during a defined period. When an offer is won (contract signed), the total contract value is added to the backlog and the order entry is recognised.

TCV (Total Contract Value). The total value of a contract at signature (prevision or estimation) over its duration. It represents the firm order and contractual part of the contract excluding any clause on the decision of the client, as anticipated withdrawal clause, additional option or renewal.

Backlog/ Order cover. The value of signed contracts, orders and amendments that remain to be recognised over their contract lives.

Pipeline. The value of revenues that may be earned from outstanding commercial proposals issued to clients. Qualified pipeline applies an estimated percentage likelihood of proposal success.

Organic growth. Organic growth represents the % growth of a unit based on a constant scope and exchange rates basis.

13.4.2 Human resources

Legal staff. The total number of employees under Atos Origin employment contracts at the end of the period. Legal staff includes those on long sickness or long absence, apprentices, trainees, and employees on maternity leave, but excludes subcontractors and interims.

FTE (Full-time equivalent) staff). The total number of staff calculated using information from time sheets on the basis of working time divided by standard contractual workable time per employee. In general, a person working on a full time contract is considered as one FTE, whereas a person working on a part time contract would be less considered than one FTE.

Calculations are based on contractual working time (excluding overtime and unpaid holidays) with potential workable time (in hours or days) = nominal time + overtime balance – unpaid vacation. For subcontractors and interims, potential workable hours are based on the number of hours billed by the supplier to Atos Origin.

Subcontractors. External subcontractors are third-party suppliers. Outsourced activities (e.g. printing or call centre activities) and fixed price subcontracting are excluded from the recorded number of subcontractors or interims.

Interims. Staff from an agency for temporary personnel. Interims are usually used to cover seasonal peaks or for situations requiring staff for a short period of time.

Direct Staff. Direct staff include permanent staff and subcontractors, whose work is billable to a third party.

Indirect staff. Indirect staff include permanent staff or subcontractors, who are not billable to clients. Indirect staff are not directly involved in the generation of products and/or services delivered to clients.

Permanent staff. Permanent staff members have a contract for an unspecified period of time.

Temporary staff. Temporary staff have a contract for a fixed or limited period of time.

Ratio S . Measures the number of indirect staff as a percentage of total FTE staff, including both own staff and subcontractors.

Staff turnover and **attrition rate** (for legal staff). Turnover and attrition rates measure the proportion of legal staff that has left the Company (voluntary and/or involuntary) in a defined period.

Turnover measures the percentage of legal staff that has left the business in a defined period.

Attrition measures the percentage of legal permanent staff that has voluntarily left the business in a defined period. Attrition rate is a ratio based on total voluntary leavers in the period on an annual basis divided by the average number of permanent staff in the period.

Utilization rate and **non-utilization rate**. Utilization rate + non-utilization rate = 100% of workable time for direct FTE, which excludes legal vacations, long-term sickness, long-term sabbaticals and parental leave. Workable time is composed of billed time, inactivity that is billable but not billed (exceptional holidays, sickness, on the bench which is between two assignments, other inactivity as delegation), and non-billable time (pre-sales, training, management meetings, research and development and travel).

Utilization rate measures the proportion of workable time (hours or days) of direct FTE (own staff excluding subcontractors) that is billed to customer. The ratio is expressed in percentage terms based on billed hours divided by workable hours excluding vacations. Non-utilization rate measures the workable time (hours or days) of direct FTE (own staff excluding subcontractors) that is not billed or is non-billable to clients.

14 CONTACTS

Headquarters
France
Tour Les Miroirs – Bat C
18, avenue d'Alsace
92926 Paris La Défense Cedex
Tél. : +33 1 55 91 2000
Fax : + 33 1 55 91 2005

Belgique
Da Vincilaan 5
B-1930 Zaventem
Tél : +32 (0)2 712 37 77
Fax : +32 (0)2 712 37 78

Other Locations

Argentina
Vedia 3892 P.B.
C1430 DAL - Buenos Aires
Tel: +54 11 4546 5500

Austria
Technologiestraße 8 / Gebäude D
A-1120 Wien
Tel: +43 1 60543 0

Belgium
Da Vincilaan 5
B-1930 Zaventem
Tel: +32 2 690 2800

Global Consulting & Systems Integration (Global C&SI)
Da Vincilaan 5
B-1930 Zaventem
Tel: +32 2 712 3777

Brazil
Rua Itapaiuna
2434 - 2° andar - Santo Amaro
São Paulo – SP
CEP: 05707-001
Tel: +55 11 3779 2344

China
5th Floor, Lido Commercial Center
Jichang Road
Beijing 100004
Tel: +86 10 6437 6668

France
Tour les Miroirs - Bât C
18, avenue d'Alsace
92926 Paris La Défense Cedex
Tel: +33 1 55 91 2000

Atos Worldline France
Tour Manhattan
5-6 place de l'Iris
92926 Paris La Defense Cedex
Tel: +33 1 49 00 9000

Outsourcing
Tour Horizon
64 Rue du 8 Mai 1945
92025 Nanterre
Tel: +33 1 70 92 1340

Systems Integration
Tour les Miroirs - Bât C
18, Avenue d'Alsace
92926 Paris La Defense Cedex
Tel: +33 1 55 91 2000

Atos Consulting
6-8 Boulevard Haussmann
75009 Paris
Tel: +33 1 73 03 2000

Atos Euronext Market Solutions
6-8 Boulevard Haussmann
F - 75009 Paris
Phone: +33 1 73 03 0303

Germany
Theodor-Althoff-Str. 47
D-45133 Essen
Telefon: +49 (0) 20 14 3050

Atos Worldline GmbH
Hahnstraße 25
D-60528 Frankfurt/Main
Tel: +49 69 66566 0

Greece
18 Kifisias Avenue
151 25 Athens
Tel +30 210 688 9016

AO Meda
Tour les Miroirs - Bât C
18, avenue d'Alsace
92926 Paris La Défense Cedex
Tél. : +33 1 55 91 2000

Hong Kong
Suites 1701-8, Prudential Tower
21 Canton Road
Tsimshatsui, Kowloon
Tel: +852 2830 0000

India
SDF-IV, Units 126/127
SEEPZ, Andheri (east)
Mumbai 400 096
Tel: +91 22 28 29 0743

Indonesia
Wisma Kyoei Prince, #1707
Jalan Jenderal Sudirman Kav. 3
Jakarta, 10220
Tel: +62 21 572 4373

Italy
Via Riccardo Morandi, 32
00050 Roma
Tel: +39 06 8307 4201

Piazza IV Novembre, 3
20124 Milano
Tel: +39 2 66 7221
Viale Carlo Viola, 76
11026 Pont-Saint-Martin
Tel : +39 1 25 81 0201

Japan
20/F Shinjuku Park Tower, 3-7-1
Nishi-shinjuku, Shinjuku-ku,
Tokyo 163-1020
Tel: +81 3 3344 6631

Luxembourg
Rue Nicolas Bové 2a
1253 Luxembourg
Tel.: +352 31 36 37 1

Malaysia
Suite F01, 1st Floor
2310 Century Square
Jalan Usahawan
63000 Cyberjaya
Selangor Darul Ehsan
West Malaysia
Tél. : +60 3 8318 6100

Mexico
Hegel 141, Piso 1
Col. Chapultepec Morales
CP 11570
Tel: +52 55 5905 3303

Poland
ul. Domaniewska 41
02-672 Warszawa
(budynek Taurus)
Tel: +48 22 606 1900

Morocco
Avenue Annakhil -
Espace High tech Hall B – 5th floor
HAYRYAD - Rabat
Morocco
Tel : +212 37 57 79 79

Portugal
Av. 5 de Outubro, 73 - C,
1 andar
Edifício Goya, Escritório 4
1050-049 Lisboa
Tel: +351 21 359 3150

Singapore
8 Temasek Boulevard
#07-01 Suntec Tower Three
Singapore 038988
Tel: +65 6333 8000

South Africa
204 Rivonia Road, Sandton
Private Bag X136
Bryanston 2021
Tel: +27 11 895 2000

Spain
Albarracín, 25
28037 Madrid
Tel: +34 91 440 8800

Atos Consulting
Albarracín, 27
28037 Madrid
Tel: +34 91 214 9500

Switzerland
Industriestrasse 19
8304 Wallisellen
Tel: +41 1 877 6969

24, Avenue de Champel
1206 Genève
Tel: +41 22 789 3700

Switzerland (Telecom)
Binzmühlestrasse 95
8050 Zürich
Switzerland
Tel : +41 1 308 9510

Taiwan
9F, No 115 Sec 3
Ming Sheng E Road
Taipei
Tel: +886 2 2514 2500

Thailand
200 Moo 4, 25th Floor
Jasmine International Tower
Room No. 2502
Chaengwattana Road Pakkret
Nonthaburi 11120
Tel: +66 2 582 0955

The Netherlands
Papendorpseweg 93
3528 BJ Utrecht
Tel: +31 30 299 4444

Atos Consulting
Papendorpseweg 93
3528 BJ Utrecht
Tel: +31 30 299 4444

Turkey
Kisikli Caddesi N°37
Aksel Is Merkezi 2 Kat
Altunizade 34 662
Istanbul
Tél. : +90 216 531 7383

United Kingdom
4 Triton Square
Regent's Place
London NW1 3HG
Phone: +44 20 7830 4444

USA
5599 San Felipe
Suite 300
Houston TX, 77056
Tel: +1 713 513 3000